Financial highlights

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net income (CHF million)

Net income attributable to shareholders	1,139	841	2,055	35	(45)

of which from continuing operations	1,139	841	2,074	35	(45)

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.91	0.59	1.66	54	(45)

Basic earnings per share	0.91	0.59	1.64	54	(45)

Diluted earnings per share from continuing operations	0.90	0.59	1.65	53	(45)

Diluted earnings per share	0.90	0.59	1.63	53	(45)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	13.4	9.8	22.3	–	–

Core Results (CHF million) [1]

Net revenues	7,813	6,960	8,961	12	(13)

Provision for credit losses	(7)	(23)	(50)	(70)	(86)

Total operating expenses	6,195	5,676	6,077	9	2

Income from continuing operations before taxes	1,625	1,307	2,934	24	(45)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	79.3	81.6	67.8	–	–

Pre-tax income margin	20.8	18.8	32.7	–	–

Effective tax rate	28.6	31.0	28.6	–	–

Net income margin [2]	14.6	12.1	22.9	–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,282.4	1,253.0	1,270.9	2.3	0.9

Net new assets	19.1	13.9	26.0	37.4	(26.5)

Balance sheet statistics (CHF million)

Total assets	1,016,468	1,032,005	1,073,803	(2)	(5)

Net loans	222,510	218,842	228,741	2	(3)

Total shareholders' equity	34,057	33,282	36,815	2	(7)

Tangible shareholders' equity [3]	25,330	24,385	27,018	4	(6)

Book value per share outstanding (CHF)

Total book value per share	28.36	28.35	31.88	0	(11)

Shares outstanding (million)

Common shares issued	1,201.0	1,186.1	1,185.8	1	1

Treasury shares	0.0	(12.2)	(30.9)	100	100

Shares outstanding	1,201.0	1,173.9	1,154.9	2	4

Market capitalization

Market capitalization (CHF million)	46,876	44,683	64,450	5	(27)

Market capitalization (USD million)	51,139	47,933	60,928	7	(16)

BIS statistics

Risk-weighted assets (CHF million)	212,196	218,702	229,111	(3)	(7)

Tier 1 ratio (%)	18.2	17.2	16.4	–	–

Total capital ratio (%)	23.7	21.9	21.6	–	–

Number of employees (full-time equivalents)

Number of employees	50,100	50,100	48,300	0	4

1 For further information on Core Results, refer to I – Credit Suisse results – Credit Suisse – Credit Suisse reporting structure and Core Results. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Brady W. Dougan, Chief Executive Officer (left) and Hans-Ulrich Doerig, Chairman of the Board of Directors.

Dear shareholders
We achieved underlying* pre-tax income of CHF 2.2 billion, net income of CHF 1.6 billion and return on equity of 18.8%. Including fair value losses of CHF 617 million (CHF 467 million after tax) on own debt and stand-alone derivatives relating to own funding liabilities, we achieved a net income attributable to shareholders of CHF 1.1 billion, return on equity of 13.4%, and a tier 1 ratio of 18.2%. This provides further evidence that our business model generates stable, high quality earnings. In a quarter marked by significant market uncertainty we have maintained our strong momentum with clients, gaining market share and generating CHF 19.1 billion net new assets.

Performance of our businesses
Private Banking delivered pre-tax income of CHF 855 million and attracted net new assets of CHF 18.0 billion. We are particularly pleased that our longstanding efforts to build a multi-shore business with a comprehensive advisory process in Wealth Management has contributed to an excellent result with CHF 15.7 billion in net new assets. In Switzerland, our Corporate & Institutional Clients business, which is an important provider of financing and services to the Swiss economy, achieved another strong result and maintained a high pre-tax income margin.

Investment Banking recorded pre-tax income of CHF 1,343 million with net revenues of CHF 4,929 million as we continue to win market share with strong fixed income results and solid results in equity sales and trading as well as a solid performance in underwriting and advisory. The environment for fixed income trading improved in the first quarter and we are particularly pleased that the investment in our franchise has begun to show an impact on results. We also maintained our leading position in equity sales and trading. Our pipeline in underwriting and advisory remains strong and we are well positioned to capture increases in issuance levels and M&A activity.

Asset Management reported pre-tax income of CHF 172 million with net new assets of CHF 4.5 billion in the first quarter. We continue to successfully execute our strategy including our acquisitions such as Hedging-Griffo in Brazil and our stake in York Capital. There has been an improvement in investment performance, performance fees have increased and we believe there is further upside potential. We are also pleased with our steady quarterly net asset inflows.

Positioned to succeed in the new industry landscape
In light of the financial crisis in 2008, we are convinced that global banks need to embrace a stronger capital regime and with Basel III we have the framework to allow for consistent capital treatment. In 2010, the Swiss Expert Commission made proposals on how the Swiss large banks could address the too-big-to-fail issue. We support the Expert Commission’s proposals and believe they can be implemented without a large impact on our competitive position under Basel III. We have already raised more than 70% of the high-trigger contingent capital required under the new regime and are encouraged that measures proposed by regulators outside of Switzerland suggest that progress toward a more level playing field is being made.

Outlook
We expect the market environment to remain constructive. We also expect clients to remain active with an increased appetite for higher return assets and comprehensive advisory services. However, the macroeconomic recovery continues to be gradual and impacted by external and market events. Nonetheless, we have substantial momentum across all of our client-based businesses, and we remain well prepared to continue to capitalize on our improved market position.

Yours sincerely
Hans-Ulrich Doerig Brady W. Dougan
April 2011

* Excluding fair value losses of CHF 617 million (CHF 467 million after tax) on own debt and stand-alone derivatives relating to own funding liabilities.

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged or assigned
Note 28 Subsidiary guarantee information
Note 29 Litigation
Investor information
Investor information
List of abbreviations
Financial calendar and information sources

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 50,100 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators

Operating environment
The global economic recovery accelerated in 1Q11 despite political tensions in the Middle East and North Africa and the natural disaster in Japan. The European Central Bank and the Bank of England indicated that interest rates may be raised sooner than previously anticipated given increased inflation indicators in Europe. Equity markets in developed countries outperformed most emerging market indices. European currencies appreciated in 1Q11 against the US dollar, with the Swiss franc reaching new highs.

Economic environment
The global economy showed further signs of recovery in 1Q11, driven by manufacturing gains across most major economies and decreasing levels of unemployment in the US and Europe . Recovery was tempered by uncertainty and volatility caused by political unrest in the Middle East and North Africa, ongoing sovereign debt concerns in Europe, tightening monetary policies given inflation concerns in some regions and potential economic disruptions resulting from the natural disaster in Japan.

The US Federal Reserve (Fed) continued to execute its plan to purchase USD 600 billion of long-term treasuries by the end of 2Q11 in an effort to stimulate the economic recovery and promote job creation. European leaders agreed in principle to increase the lending capacity of the European Financial Stability Facility from EUR 250 billion to EUR 440 billion and lower funding costs for loans. The interest rate on loans previously made to Greece was lowered by 100 basis points, and their maturities were extended. No funding agreement was reached with Ireland given its refusal to adopt a common corporate tax base as proposed by other European governments. The resignation of the Portuguese Prime Minister after parliament rejected additional austerity measures resulted in higher yields on Portugal’s sovereign bonds.

Global inflation increased, largely due to higher energy prices; there were also signs that core inflation was picking up. As a result, central banks in many regions increased interest rates or were expected to do so. The Bank of England signaled a potential interest rate increase in the near term. During the quarter the European Central Bank (ECB) also indicated an imminent interest rate increase. Central banks in many emerging markets continued tightening monetary policies. The People’s Bank of China raised its reserve requirement ratio and policy rates further. However, the Fed reiterated that the federal funds rate will remain at its exceptionally low level for an extended period of time.

In Switzerland, the favorable economic trend continued, driven by growth in almost all sectors, though concerns regarding the potential impact of the appreciation of the Swiss franc on the export industry remained. In Switzerland, inflation remained low at 1% year on year, primarily reflecting the impact of the strong exchange rate. Unemployment remained above the levels seen before the financial crisis, but decreased during the quarter. Corporate insolvencies were stable, while the number of start-up companies increased.

Equity markets had a mixed quarter, with major indices in the US and Europe reporting positive returns, but equity markets in most emerging markets and Japan ended the quarter with losses. Swiss equities were down 1%. Market volatility, as indicated by the CBOE Volatility Index (VIX), was stable until the natural disaster in Japan led to a surge in volatility (refer to the charts “Equity markets”).

Despite safe-haven flows following the geopolitical events in the Middle East and North Africa and the natural disaster in Japan, positive macroeconomic data led to a rise in major benchmark yields in 1Q11 (refer to the charts “Yield curves”). Front-end yields in Europe increased due to the expected rate increase by the ECB in April. Fixed income investors were increasingly contemplating the impact of central bank exit strategies in developed markets. In credit markets, lower-rated issuers continued to outperform in 1Q11, supported by a continued decrease in default rates and easy access to capital markets. The Swiss franc yield curve moved up for all maturities in 1Q11. Front-end yields increased due to expected rate hikes by the Swiss National Bank (SNB). The long-end of the curve normalized due to reduced demand.

The Swiss franc stabilized at strong levels versus the euro, while reaching new highs against the US dollar due to narrow interest rate spreads between the US and Switzerland and the Swiss franc’s safe-haven status. European currencies appreciated in 1Q11 against the US dollar, mainly driven by market expectations of earlier monetary tightening in Europe compared to the US. The yen was volatile due to increased risk aversion after the natural disaster, but joint currency intervention by the Bank of Japan and other G-7 central banks provided a floor for the US dollar against the yen.

Commodity prices increased in all major sectors, with energy being the strongest. Oil prices rose sharply, impacted by escalating political tensions in the Middle East and North Africa. Gold prices reached new all-time highs, above USD 1,400 per ounce during 1Q11, but this trend weakened as some market participants took profits.

Sector environment
Banks performed in line with the broader market in 1Q11, driven by easing sovereign concerns (refer to the charts “Equity markets”). The increased risk premium driven by political tensions in the Middle East and North Africa and economic uncertainties after the Japanese natural disaster resulted in a sector price correction in March 2011.

Further information on the 2011 European bank stress test criteria was published, providing increased confidence in transparency for the sector in the region, though the regulatory environments in Europe and the US continued to evolve and uncertainty regarding final outcomes remained.

Overall funding availability for European banks improved markedly in 1Q11, in line with easing sovereign concerns. Nevertheless, the dependency of the Portuguese, Irish and Greek banks on ECB lending support increased during 1Q11.

The wealth management sector was supported by improved equity and fixed income trading volumes. Inflationary concerns driven by the surge in commodity prices increased demand for products with underlying real assets, such as real estate funds and inflation hedges. The strength of the Swiss franc continued to have an adverse foreign exchange impact on the results and assets under management at Swiss institutions. Retail banking revenues in Switzerland decreased as a result of ongoing competition and margin pressure in the mortgage business, while credit quality remained stable.

In the investment banking sector, underwriting and advisory activity was mixed during the quarter. Global debt underwriting activity increased from 1Q10, and equity underwriting was higher compared to 1Q10, but considerably lower compared to the robust 4Q10. Mergers and acquisitions (M&A) activity reported higher results than in 1Q10, mainly driven by improved market confidence and cash rich companies. The global fee pool was up 19% compared to 1Q10. North America continued to be the leading contributor with almost half of the market share. Global exchange volumes were higher than in 1Q10 for equity markets. Cash equity volumes increased in the US and Europe. The equity derivatives market showed mixed trends in 1Q11, with lower volumes in Europe, but higher volumes in the US. US fixed income volumes increased 11%, driven primarily by US treasuries. Cost pressures in the sector remained high, with many institutions implementing further cost cutting initiatives.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index was up 2% in 1Q11, underperforming world equities. The hedge fund industry saw gains in event driven and long-short equities strategies and losses in managed futures. Global private equity fundraising remained challenging, however, the number and value of funds in the market continued to rise. Despite global events, equity funds posted strong returns. There were inflows in equity and bond funds and outflows from money market funds during the quarter.

Market volumes (growth in %)

	Global		Europe

end of 1Q11	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	15	9	19	17

Announced mergers and acquisitions [2]	6	28	(5)	23

Completed mergers and acquisitions [2]	(6)	28	(6)	24

Equity underwriting [2]	(35)	11	(58)	(12)

Debt underwriting [2]	18	3	86	(1)

Syndicated lending - investment grade [2]	(14)	68	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic

Credit Suisse
In 1Q11, we recorded net income attributable to shareholders of CHF 1,139 million. Diluted earnings per share were CHF 0.90. Return on equity attributable to shareholders was 13.4%. Our capital position remained strong with a BIS tier 1 ratio of 18.2%.

Results

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Statements of operations (CHF million)

Net revenues	8,156	7,268	9,013	12	(10)

Provision for credit losses	(7)	(23)	(50)	(70)	(86)

Compensation and benefits	4,029	3,371	3,893	20	3

General and administrative expenses	1,632	1,743	1,675	(6)	(3)

Commission expenses	536	575	520	(7)	3

Total other operating expenses	2,168	2,318	2,195	(6)	(1)

Total operating expenses	6,197	5,689	6,088	9	2

Income from continuing operations before taxes	1,966	1,602	2,975	23	(34)

Income tax expense	465	405	839	15	(45)

Income from continuing operations	1,501	1,197	2,136	25	(30)

Income/(loss) from discontinued operations	0	0	(19)	–	100

Net income	1,501	1,197	2,117	25	(29)

Net income attributable to noncontrolling interests	362	356	62	2	484

Net income attributable to shareholders	1,139	841	2,055	35	(45)

of which from continuing operations	1,139	841	2,074	35	(45)

of which from discontinued operations	0	0	(19)	–	100

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.91	0.59	1.66	54	(45)

Basic earnings per share	0.91	0.59	1.64	54	(45)

Diluted earnings per share from continuing operations	0.90	0.59	1.65	53	(45)

Diluted earnings per share	0.90	0.59	1.63	53	(45)

Return on equity (%)

Return on equity attributable to shareholders (annualized)	13.4	9.8	22.3	–	–

Return on tangible equity attributable to shareholders (annualized) [1]	18.1	13.4	30.4	–	–

Number of employees (full-time equivalents)

Number of employees	50,100	50,100	48,300	0	4

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	1Q11	4Q10	1Q10	1Q11	4Q10	1Q10	1Q11	4Q10	1Q10

Statements of operations (CHF million)

Net revenues	7,813	6,960	8,961	343	308	52	8,156	7,268	9,013

Provision for credit losses	(7)	(23)	(50)	0	0	0	(7)	(23)	(50)

Compensation and benefits	4,025	3,362	3,891	4	9	2	4,029	3,371	3,893

General and administrative expenses	1,634	1,739	1,666	(2)	4	9	1,632	1,743	1,675

Commission expenses	536	575	520	0	0	0	536	575	520

Total other operating expenses	2,170	2,314	2,186	(2)	4	9	2,168	2,318	2,195

Total operating expenses	6,195	5,676	6,077	2	13	11	6,197	5,689	6,088

Income from continuing operations before taxes	1,625	1,307	2,934	341	295	41	1,966	1,602	2,975

Income tax expense	465	405	839	0	0	0	465	405	839

Income from continuing operations	1,160	902	2,095	341	295	41	1,501	1,197	2,136

Income/(loss) from discontinued operations	0	0	(19)	0	0	0	0	0	(19)

Net income	1,160	902	2,076	341	295	41	1,501	1,197	2,117

Net income attributable to noncontrolling interests	21	61	21	341	295	41	362	356	62

Net income attributable to shareholders	1,139	841	2,055	–	–	–	1,139	841	2,055

Statement of operations metrics (%)

Cost/income ratio	79.3	81.6	67.8	–	–	–	76.0	78.3	67.5

Pre-tax income margin	20.8	18.8	32.7	–	–	–	24.1	22.0	33.0

Effective tax rate	28.6	31.0	28.6	–	–	–	23.7	25.3	28.2

Net income margin [1]	14.6	12.1	22.9	–	–	–	14.0	11.6	22.8

1 Based on amounts attributable to shareholders.

Core Results
In 1Q11, we recorded net income attributable to shareholders of CHF 1,139 million. Private Banking had strong net new assets, with Wealth Management Clients reporting CHF 15.7 billion net new assets, achieving an annualized growth rate of 7.8%. Private Banking had good transaction-based revenues, reflecting increased client activity, while recurring revenues continued to reflect the risk-averse asset mix and ongoing low interest rate environment. Investment Banking net revenues reflected strong fixed income and solid equity sales and trading results. Underwriting and advisory results were solid, in line with lower industry-wide issuance and activity levels. Asset Management had improved fee-based revenues compared to 1Q10, continued its positive trend in net new assets and had investment-related gains of CHF 160 million.

Core Results

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Statements of operations (CHF million)

Net interest income	1,732	1,670	1,898	4	(9)

Commissions and fees	3,679	3,836	3,420	(4)	8

Trading revenues	2,004	1,308	3,453	53	(42)

Other revenues	398	146	190	173	109

Net revenues	7,813	6,960	8,961	12	(13)

Provision for credit losses	(7)	(23)	(50)	(70)	(86)

Compensation and benefits	4,025	3,362	3,891	20	3

General and administrative expenses	1,634	1,739	1,666	(6)	(2)

Commission expenses	536	575	520	(7)	3

Total other operating expenses	2,170	2,314	2,186	(6)	(1)

Total operating expenses	6,195	5,676	6,077	9	2

Income from continuing operations before taxes	1,625	1,307	2,934	24	(45)

Income tax expense	465	405	839	15	(45)

Income from continuing operations	1,160	902	2,095	29	(45)

Income/(loss) from discontinued operations	0	0	(19)	–	100

Net income	1,160	902	2,076	29	(44)

Net income attributable to noncontrolling interests	21	61	21	(66)	0

Net income attributable to shareholders	1,139	841	2,055	35	(45)

of which from continuing operations	1,139	841	2,074	35	(45)

of which from discontinued operations	0	0	(19)	–	100

Statement of operations metrics (%)

Cost/income ratio	79.3	81.6	67.8	–	–

Pre-tax income margin	20.8	18.8	32.7	–	–

Effective tax rate	28.6	31.0	28.6	–	–

Net income margin [1]	14.6	12.1	22.9	–	–

Number of employees (full-time equivalents)

Number of employees	50,100	50,100	48,300	0	4

1 Based on amounts attributable to shareholders.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.

Impact from movements in spreads
Our Core Results revenues are impacted by changes in credit spreads on Credit Suisse vanilla debt carried at fair value. For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse vanilla debt as of the opening 1Q10 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to II – Operating and financial review – Core Results – Accounting changes adopted in the first quarter 2010 in the Credit Suisse Annual Report 2010. Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the basis volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). Regulatory capital excludes cumulative fair value gains/(losses) related to own vanilla debt and structured notes, net of tax. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management.

in	1Q11	4Q10	1Q10

(CHF million)

Net income attributable to shareholders, excluding impact from movements in spreads	1,606	987	1,932

Fair value gains/(losses) on own vanilla debt	(309)	(164)	106

of which in Corporate Center	(254)	(106)	169

of which allocated to Investment Banking	(52)	(54)	(59)

of which allocated to other divisions	(3)	(4)	(4)

Fair value gains/(losses) on stand-alone derivatives	(308)	(22)	97

Tax expense/(benefit)	(150)	(40)	80

Net income attributable to shareholders	1,139	841	2,055

Results overview
In 1Q11, we recorded net income attributable to shareholders of CHF 1,139 million, down 45% compared to 1Q10. Net revenues were CHF 7,813 million, down 13%, and total operating expenses were CHF 6,195 million, slightly higher compared to 1Q10. Revenues were adversely impacted and expenses were favorably impacted by the weakening of the average rate of the euro and US dollar against the Swiss franc compared to 1Q10. Our 1Q11 results included fair value losses of CHF 309 million on Credit Suisse vanilla debt and CHF 308 million of fair value losses on stand-alone derivatives related to certain of our funding liabilities, substantially all in Corporate Center.

In Private Banking, net revenues of CHF 2,896 million were stable compared to 1Q10, as lower recurring revenues were offset by higher transaction-based revenues. In an ongoing low interest rate environment, net interest income decreased 3%, with lower deposit margins on lower average volumes and higher loan margins on slightly higher average volumes. Recurring commissions and fees were down 5%, mainly from lower investment product management fees, primarily reflecting the positive impact in 1Q10 from a change in estimate for prior-year fee accruals. This decline was partially offset by higher investment account and services fees. Transaction-based revenues increased 13%, primarily due to higher brokerage and product issuing fees, including stronger demand for structured products, reflecting increased client activity, and higher foreign exchange income from client transactions. Overall, assets under management continued to reflect a risk-adverse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash, money market and fixed income products. Results in 1Q11 were impacted by the weakening of the average exchange rate of the US dollar and the euro against the Swiss franc compared to 1Q10.

Core Results reporting by division

	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net revenues (CHF million)

Wealth Management Clients	2,433	2,464	2,464	(1)	(1)

Corporate & Institutional Clients	463	450	436	3	6

Private Banking	2,896	2,914	2,900	(1)	0

Investment Banking	4,929	3,478	5,216	42	(6)

Asset Management	591	617	631	(4)	(6)

Corporate Center	(603)	(49)	214	–	–

Net revenues	7,813	6,960	8,961	12	(13)

Provision for credit losses (CHF million)

Wealth Management Clients	12	14	32	(14)	(63)

Corporate & Institutional Clients	0	(10)	(13)	100	100

Private Banking	12	4	19	200	(37)

Investment Banking	(19)	(27)	(69)	(30)	(72)

Provision for credit losses	(7)	(23)	(50)	(70)	(86)

Total operating expenses (CHF million)

Wealth Management Clients	1,798	1,844	1,755	(2)	2

Corporate & Institutional Clients	231	242	234	(5)	(1)

Private Banking	2,029	2,086	1,989	(3)	2

Investment Banking	3,605	2,947	3,491	22	3

Asset Management	419	437	465	(4)	(10)

Corporate Center	142	206	132	(31)	8

Total operating expenses	6,195	5,676	6,077	9	2

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	623	606	677	3	(8)

Corporate & Institutional Clients	232	218	215	6	8

Private Banking	855	824	892	4	(4)

Investment Banking	1,343	558	1,794	141	(25)

Asset Management	172	180	166	(4)	4

Corporate Center	(745)	(255)	82	192	–

Income from continuing operations before taxes	1,625	1,307	2,934	24	(45)

Core Results reporting by region

	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net revenues (CHF million)

Switzerland	2,150	2,030	2,146	6	0

EMEA	1,963	1,507	2,289	30	(14)

Americas	3,439	2,688	3,520	28	(2)

Asia Pacific	864	784	792	10	9

Corporate Center	(603)	(49)	214	–	–

Net revenues	7,813	6,960	8,961	12	(13)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	708	653	759	8	(7)

EMEA	309	(219)	571	–	(46)

Americas	1,205	1,038	1,405	16	(14)

Asia Pacific	148	90	117	64	26

Corporate Center	(745)	(255)	82	192	–

Income from continuing operations before taxes	1,625	1,307	2,934	24	(45)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

In Investment Banking, net revenues of CHF 4,929 million were down 6% from 1Q10. Results in 1Q11 were impacted by the weakening of the US dollar against the Swiss franc, which adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 8% higher and pre-tax income was 15% lower compared to 1Q10. Fixed income sales and trading results were lower than 1Q10 due to the foreign exchange translation impact. Fixed income sales and trading results in 1Q11 were driven by revenues in securitized products, primarily non-agency residential mortgage-backed securities (RMBS), global rates, leveraged finance, emerging markets, corporate lending, high grade trading and foreign exchange. Client flows increased significantly in 1Q11 across most of fixed income sales and trading businesses, as investments in distribution capabilities and flow sales force enabled us to capitalize on increased market volumes. Equity sales and trading results were weaker compared to 1Q10 due to the foreign exchange translation impact. Equity sales and trading results were driven by revenues in cash equities, prime services, derivatives and equity arbitrage trading. Underwriting and advisory results were stronger compared to 1Q10. Debt underwriting revenues were higher, primarily due to stronger leveraged finance capital markets activity and an improvement in high yield market share. Equity underwriting revenues were lower due to the foreign exchange translation impact. Advisory revenues were stronger, in line with industry-wide M&A activity levels.

In Asset Management, net revenues of CHF 591 million were down 6% from 1Q10. Net revenues before investment-related gains and securities purchased from money market funds were CHF 431 million, up 9%, reflecting improved results in diversified investments, alternative investments and traditional investments. Fee-based revenues increased 2% compared to 1Q10. Asset management fees of CHF 327 million were down 9%, reflecting the end of our transitional fund administration services agreement with Aberdeen, the spin-off and sale of non-core businesses in 2010 and the foreign exchange translation impact. Lower management fees in alternative investments reflected decreases in certain private equity funds following realizations, fund of hedge funds redemptions, the impact from the spin-off and the sale of non-core businesses and the foreign exchange translation impact. The decrease was partially offset by growth in assets under management in emerging markets, single manager hedge funds, index strategies and exchange-traded funds (ETFs). Asset management fees in traditional investments benefited from net asset inflows, mainly in higher margin products in equities and multi-asset class solutions. Average assets under management increased 2.2% compared to 1Q10, reflecting net new assets and positive market performance, partially offset by adverse foreign exchange-related movements. Placement, transaction and other fees were 25% higher, primarily reflecting higher placement fees. Performance fees and carried interest were up 113%, mainly due to carried interest on realized private equity gains. Equity participations income increased 78%, primarily reflecting higher income in single manager hedge funds, including our investment in York Capital Management (York) which closed in 4Q10, and in diversified strategies, including Asset Management Finance (AMF). Investment-related gains were CHF 160 million, up CHF 25% compared with 1Q10, with realized and unrealized gains in private equity investments in the commodities and industrial sectors and in credit-related investments. Investment-related gains reflected the adverse foreign exchange translation impact. 1Q10 included equity participation losses, reflecting the reduction in our ownership interest in Aberdeen due to an issuance of shares by Aberdeen. Other revenues decreased CHF 109 million, primarily reflecting gains of CHF 107 million in 1Q10 from securities purchased from money market funds.

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. Corporate Center loss before taxes was CHF 745 million. The loss included fair value losses on our long-term vanilla debt, consisting of CHF 254 million on own debt and CHF 308 million on stand-alone derivatives. The fair value losses on own debt reflected the narrowing of credit spreads and the increased fair value of outstanding hybrid debt instruments due to the greater perceived likelihood of redemption at their first call date following the issuance of Buffer Capital Notes (BCNs) during the quarter. The fair value losses on stand-alone derivatives reflected the basis volatility of cross-currency swaps and yield curve volatility. Revenues included a CHF 47 million impairment in an equity method investment. Revenues and compensation and benefits also included reclassifications relating to the Partner Asset Facility (PAF), as PAF gains of CHF 51 million and offsetting compensation expense were included in Investment Banking trading revenues. General and administrative expenses included charitable contributions in lieu of a portion of discretionary performance-related compensation, for certain managing directors, for 2010.

Provision for credit losses were net releases of CHF 7 million in 1Q11, with net releases of CHF 19 million in Investment Banking and net provisions of CHF 12 million in Private Banking.
Total operating expenses of CHF 6,195 million were up 2% compared to 1Q10, reflecting 3% higher compensation and benefits, offset in part by 2% lower general and administrative expenses. The increase in compensation and benefits was mainly due to an increase in social security expenses related to prior year share awards, higher performance-related compensation accruals and higher deferred compensation from prior year awards. The decrease in general and administrative expenses reflected a decline in expense provisions and occupancy expenses, partially offset by higher professional services. Operating expenses in 1Q11 were favorably impacted by the weakening of the average rate of the US dollar and the euro against the Swiss franc compared to 1Q10.

The Core Results effective tax rate was 28.6% in 1Q11, compared to 31.0% in 4Q10. The 1Q11 effective tax rate was mainly influenced by the geographical mix of results but also reflected a positive impact from the re-measurement of deferred tax assets in the US. Overall, net deferred tax assets decreased CHF 824 million to CHF 8,181 million as of the end of 1Q11. For further information, refer to Note 20 – Tax in V – Condensed consolidated financial statements – unaudited.

Assets under management were CHF 1,282.4 billion as of the end of 1Q11, slightly higher compared to the end of 4Q10, reflecting net new assets and positive market performance. Compared to the end of 1Q10, assets under management were stable. Net new assets in both Private Banking and Asset Management, and positive market performance were offset by adverse foreign exchange-related movements.

Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. For information on the liquidity principles agreed with the Swiss Financial Market Supervisory Authority (FINMA), the liquidity and capital standards under the Basel Committee on Banking Supervision (BCBS) Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the Basel II market risk framework (Basel II.5), refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Regulatory developments and proposals, and for information on other regulatory proposals and developments, refer to I – Information on the company – Regulation and supervision in the Credit Suisse Annual Report 2010.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation, including the impact of related share repurchases and other hedging activities. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. Share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however the recognition of the obligation to deliver the shares increases equity by a corresponding amount. When Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Treasury shares are managed in aggregate and are not allocated to specific obligations under any particular share-based compensation program. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity (unaudited) and Note 21 – Employee deferred compensation in V – Condensed consolidated financial statements – unaudited and Note 26 – Tax – Tax benefits associated with share-based compensation in V – Consolidated Financial Statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain commercial paper (CP), most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain collateralized debt obligations (CDOs), certain asset-backed and mortgage-backed securities, certain loans, certain loans held-for-sale, non-traded equity securities, private equity and other long-term investments.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 1Q11, 54% and 42% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 0.5 billion during 1Q11, primarily reflecting decreases in loans. These decreases primarily reflected transfers to level 2.

Our level 3 assets, excluding noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under Basel II, were CHF 37.2 billion, compared to CHF 39.0 billion as of the end of 4Q10. As of the end of 1Q11, these assets comprised 4% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, unchanged from 4Q10.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 1Q11 was 50,100, stable compared to 4Q10. Headcount at the end of 1Q11 was up 4% from 1Q10, reflecting increases in Private Banking, with investments, including IT, in client-facing businesses, and in Investment Banking, mainly fixed income and underwriting and advisory businesses.

Number of employees by division

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	25,600	25,600	24,600	0	4

Investment Banking	20,800	20,700	20,000	0	4

Asset Management	2,800	2,900	2,900	(3)	(3)

Corporate Center	900	900	800	0	13

Number of employees	50,100	50,100	48,300	0	4

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators for which we have targets to be achieved over a three to five year period across market cycles.
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. As such, year-to-date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process. In 1Q11, we adjusted our KPIs and the KPIs for Private Banking and Asset Management to reflect our strategic plan, the regulatory environment and the market cycle.

Growth
We target collaboration revenues of 18% to 20% of net revenues. Collaboration revenues were 14.1% of net revenues for 1Q11.
For net new assets, we target a growth rate above 6%. In 1Q11, we recorded an annualized net new asset growth rate of 6.1% and a rolling four-quarter average growth rate of 4.9%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 1Q11 total shareholder return was 3.6%. The 1Q11 average total shareholder return of our peer group was 3.9%.

For return on equity, we target an annualized return on equity above 15%. The annualized return on equity was 13.4% in 1Q11.
We target a pre-tax income margin above 28%. Our pre-tax income margin was 20.8% for 1Q11.
Capital
For the Bank for International Settlements (BIS) tier 1 ratio, our capital targets are compliance with the Swiss “Too Big to Fail” and Basel III capital standards. The BIS tier 1 ratio was 18.2% as of the end of 1Q11.

in / end of	Target	1Q11	2010	2009	2008

Growth

Collaboration revenues (%)	18 - 20% of net revenues	14.1	14.4	15.5	43.8

Net new asset growth (%) (annualized)	Above 6%	6.1	5.6	4.0	(0.2)

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	3.6	(23.3)	80.1	(56.1)

Total shareholder return of peer group [1,2]	–	3.9	0.2	35.2	(55.0)

Return on equity attributable to shareholders (annualized)	Above 15%	13.4	14.4	18.3	(21.1)

Core Results pre-tax income margin	Pre-tax income margin above 28%	20.8	22.2	25.5	(102.5)

Capital (%)

BIS tier 1 ratio (Basel II)	Compliance with Swiss "Too Big to Fail" and Basel III	18.2	17.2	16.3	13.3

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 2 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Results by division
Private Banking
Investment Banking
Asset Management

Private Banking
In 1Q11, we reported net revenues of CHF 2,896 million and income before taxes of CHF 855 million. Net new assets of CHF 18.0 billion were very strong, both in our international businesses and in Switzerland. Wealth Management Clients contributed net new assets of CHF 15.7 billion, achieving an annualized growth rate of 7.8%.

Results

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Statements of operations (CHF million)

Net revenues	2,896	2,914	2,900	(1)	0

Provision for credit losses	12	4	19	200	(37)

Compensation and benefits	1,224	1,201	1,183	2	3

General and administrative expenses	621	712	638	(13)	(3)

Commission expenses	184	173	168	6	10

Total other operating expenses	805	885	806	(9)	0

Total operating expenses	2,029	2,086	1,989	(3)	2

Income before taxes	855	824	892	4	(4)

of which Wealth Management Clients	623	606	677	3	(8)

of which Corporate & Institutional Clients	232	218	215	6	8

Statement of operations metrics (%)

Cost/income ratio	70.1	71.6	68.6	–	–

Pre-tax income margin	29.5	28.3	30.8	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,655	6,591	6,201	1	7

Pre-tax return on average utilized economic capital (%) [1]	51.8	50.5	58.0	–	–

Number of employees (full-time equivalents)

Number of employees	25,600	25,600	24,600	0	4

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	1,176	1,224	1,214	(4)	(3)

Recurring commissions and fees	1,007	1,020	1,056	(1)	(5)

Transaction-based	713	670	630	6	13

Net revenues	2,896	2,914	2,900	(1)	0

Provision for credit losses (CHF million)

New provisions	41	77	75	(47)	(45)

Releases of provisions	(29)	(73)	(56)	(60)	(48)

Provision for credit losses	12	4	19	200	(37)

Balance sheet statistics (CHF million)

Net loans	185,795	182,880	178,731	2	4

of which Wealth Management Clients [1]	133,466	130,435	127,752	2	4

of which Corporate & Institutional Clients	52,329	52,445	50,979	0	3

Deposits	248,090	245,108	256,290	1	(3)

of which Wealth Management Clients [1]	197,802	194,013	207,115	2	(4)

of which Corporate & Institutional Clients	50,288	51,095	49,175	(2)	2

Number of relationship managers

Switzerland	2,050	2,020	2,000	1	2

EMEA	1,240	1,260	1,210	(2)	2

Americas	550	560	540	(2)	2

Asia Pacific	360	360	360	0	0

Wealth Management Clients	4,200	4,200	4,110	0	2

Corporate & Institutional Clients (Switzerland)	490	490	490	0	0

Number of relationship managers	4,690	4,690	4,600	0	2

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Results overview
Income before taxes of CHF 855 million decreased 4% and net revenues of CHF 2,896 million were stable compared to 1Q10, as lower recurring revenues were offset by higher transaction-based revenues. In an ongoing low interest rate environment, net interest income decreased 3%, with lower deposit margins on lower average volumes and higher loan margins on slightly higher average volumes. Recurring commissions and fees were down 5%, mainly from lower investment product management fees, primarily reflecting the positive impact in 1Q10 from a change in estimate for prior-year fee accruals. This decline was partially offset by higher investment account and services fees. Transaction-based revenues increased 13%, primarily due to higher brokerage and product issuing fees, including stronger demand for structured products, reflecting increased client activity, and higher foreign exchange income from client transactions. Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash, money market and fixed income products.

Results in 1Q11 were impacted by the weakening of the average exchange rate of the US dollar and the euro against the Swiss franc compared to 1Q10, adversely impacting revenues and assets under management and favorably impacting expenses. The adverse impact on net revenues and income before taxes was approximately CHF 180 million and CHF 130 million, respectively, in Wealth Management Clients. For further information on foreign currency translation rates, refer to VI – Investor information.

We recorded provisions for credit losses of CHF 12 million, all in Wealth Management Clients.
Total operating expenses of CHF 2,029 million were 2% higher compared to 1Q10, driven by slightly higher compensation and benefits and higher commission expenses. The increase in compensation and benefits was mainly driven by higher salaries and benefits, reflecting increased headcount, partially offset by lower discretionary performance-related compensation accruals and deferred compensation from prior-year awards. General and administrative expenses decreased slightly.

Compared to 4Q10, income before taxes increased 4%. Net revenues were stable, as a lower net interest income was offset by higher transaction-based revenues. The 4% decline in net interest income reflected slightly lower deposit margins on slightly lower average volumes and slightly lower loan margins on stable average volumes. The slight decline in deposit revenues included the impact from lower volumes related to securities lending and borrowing. Recurring commissions and fees were stable, as lower investment product management fees were offset by higher investment account and services fees and banking services fees. The decline in investment product management fees reflected semi-annual performance fees from Hedging-Griffo in 4Q10. Transaction-based revenues increased 6%, reflecting higher brokerage and product issuing fees, partially offset by lower revenues from integrated solutions. Foreign exchange income from client transactions was solid, and stable compared to 4Q10. Total operating expenses decreased 3%, mainly due to a 13% decrease in general and administrative expenses. Compensation and benefits increased slightly.

Assets under management as of the end of 1Q11 amounted to CHF 957.9 billion, 2.7% higher than the end of 4Q10. The increase reflected net new assets and positive market movements. Wealth Management Clients contributed net new assets of CHF 15.7 billion, of which 70% was from international regions, with strong contributions from emerging markets and the ultra-high-net-worth (UHNW) client segment. Corporate & Institutional Clients contributed net new assets of CHF 2.3 billion. Compared to the end of 1Q10, assets under management were up 1.3%, reflecting strong net new assets and positive equity and bond market movements, mostly offset by adverse foreign exchange-related movements, mainly from the weakening of the euro and the US dollar. Average assets under management for Wealth Management Clients were stable compared to 4Q10 and increased 1.3% compared to 1Q10, as strong net new assets, particularly from the UHNW client segment, and positive market movements were offset by adverse foreign exchange-related movements.

Assets under management - Private Banking

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Assets under management by region (CHF billion)

Switzerland	331.0	323.7	337.5	2.3	(1.9)

EMEA	277.1	268.6	277.5	3.2	(0.1)

Americas	139.4	137.2	135.6	1.6	2.8

Asia Pacific	82.1	78.5	74.2	4.6	10.6

Wealth Management Clients	829.6	808.0	824.8	2.7	0.6

Corporate & Institutional Clients (Switzerland)	128.3	124.9	120.9	2.7	6.1

Assets under management	957.9	932.9	945.7	2.7	1.3

Average assets under management (CHF billion)

Average assets under management	951.0	948.5	930.4	0.3	2.2

Assets under management by currency (CHF billion)

USD	303.3	300.9	308.5	0.8	(1.7)

EUR	228.4	220.7	246.8	3.5	(7.5)

CHF	297.6	292.3	284.3	1.8	4.7

Other	128.6	119.0	106.1	8.1	21.2

Assets under management	957.9	932.9	945.7	2.7	1.3

Net new assets by region (CHF billion)

Switzerland	4.7	1.0	4.5	370.0	4.4

EMEA	4.0	2.8	2.4	42.9	66.7

Americas	3.0	2.8	2.0	7.1	50.0

Asia Pacific	4.0	1.5	4.0	166.7	0.0

Wealth Management Clients	15.7	8.1	12.9	93.8	21.7

Corporate & Institutional Clients (Switzerland)	2.3	1.5	5.7	53.3	(59.6)

Net new assets	18.0	9.6	18.6	87.5	(3.2)

Growth in assets under management (CHF billion)

Net new assets	15.7	8.1	12.9	–	–

Other effects	5.9	(13.2)	9.1	–	–

of which market movements	7.4	17.4	15.8	–	–

of which currency	0.1	(28.6)	(4.2)	–	–

of which other	(1.6)	(2.0)	(2.5)	–	–

Wealth Management Clients	21.6	(5.1)	22.0	–	–

Corporate & Institutional Clients	3.4	2.9	8.8	–	–

Growth in assets under management	25.0	(2.2)	30.8	–	–

Growth in assets under management (annualized) (%)

Net new assets	7.7	4.1	8.1	–	–

of which Wealth Management Clients	7.8	4.0	6.4	–	–

of which Corporate & Institutional Clients	7.4	4.9	20.3	–	–

Other effects	3.0	(5.0)	5.3	–	–

Growth in assets under management	10.7	(0.9)	13.4	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.7	6.0	6.0	–	–

of which Wealth Management Clients	5.8	5.6	5.4	–	–

of which Corporate & Institutional Clients	4.9	8.3	10.9	–	–

Other effects	(4.4)	(4.0)	10.9	–	–

Growth in assets under management (rolling four-quarter average)	1.3	2.0	16.9	–	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. In 1Q11, the pre-tax income margin was 29.5%, down 1.3 percentage points from 1Q10 and up 1.2 percentage points from 4Q10.

Net new asset growth for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. Our annualized quarterly growth rate was 7.8% in 1Q11. The rolling four-quarter average growth rate was 5.8%.

Initiatives and achievements
In 1Q11, we continued our long-term strategy of organic growth and strengthened our client focus:
– In collaboration with Asset Management, we expanded our range of ETFs to 58, listing two equity and two money market funds on the SIX Swiss Exchange. We are the largest ETF provider in Switzerland.
– In the Americas, we launched a fund feeder platform that provides access to hedge funds, enabling relationship managers to offer clients a strategic approach to invest in new hedge funds or review an existing hedge fund portfolio to optimize their exposures and expected returns.

– We extended our client offering in private equity through Asia Alternatives Management, offering clients access to a diversified portfolio of leading private equity managers in Asia.
– We hosted the largest ever annual Asian Investment Conference in March, with speakers including political leaders, policy makers, CEOs and leading academics from around the region. The conference is designed to provide international and regional investors with ideas and insights into investment strategies and underscores our commitment to this fast-growing region.

– We were awarded “Best Private Banking Service in the Middle East” by Banker Middle East magazine for the strength of our integrated model and for providing comprehensive solutions to private banking clients in the region.

– We were awarded “Best Swiss Global Custodian 2011” for the third time in the last four years by R&M Surveys, an independent research and consultancy firm analyzing customer satisfaction of professional investors.

– Clariden Leu received a Lipper award for its Luxury Goods Equity Fund in the category “Equity Sector Cyclical Consumer Goods and Services” in Germany, Austria and France.
Results detail
The following provides a comparison of our 1Q11 results versus 1Q10 (YoY) and versus 4Q10 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Stable at CHF 2,896 million
Net interest income decreased 3%, with lower deposit margins on lower average volumes and higher loan margins on slightly higher average volumes. Recurring commissions and fees were down 5%, mainly from lower investment product management fees, primarily reflecting the positive impact in 1Q10 from a change in estimate for prior-year fee accruals. Excluding this impact, investment product management fees were stable, reflecting the ongoing risk-averse asset mix, including a significant proportion of investments in cash, money market and fixed income products. Investment account and services fees increased, mainly from investment advisory services and security account fees. Transaction-based revenues increased 13%, primarily due to higher brokerage and product issuing fees, including higher fees from equities, structured products and interest rate derivatives. The increase in transaction-based revenues also included higher foreign exchange income from clients and higher revenues from integrated solutions.

QoQ: Stable at CHF 2,896 million
Lower net interest income reflected slightly lower deposit margins on slightly lower average volumes and slightly lower loan margins on stable average volumes. The slight decline in deposit revenues included the impact from lower volumes related to securities lending and borrowing. Recurring commissions and fees were stable, as lower investment product management fees were offset by higher investment account and services fees and banking services fees. The decline in investment product management fees reflected semi-annual performance fees from Hedging-Griffo in 4Q10. Transaction-based revenues increased 6%, reflecting higher brokerage and product issuing fees, mainly from structured products and interest rate derivatives, partially offset by lower revenues from integrated solutions.

Provision for credit losses
YoY: Down from CHF 19 million to CHF 12 million
New provisions of CHF 41 million and releases of CHF 29 million resulted in net new provision for credit losses of CHF 12 million, all in Wealth Management Clients. A substantial part of the releases were in Corporate & Institutional Clients, while new provisions were recognized in Wealth Management Clients and Corporate & Institutional Clients. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities.

QoQ: Up from CHF 4 million to CHF 12 million
Provision for credit losses reflected lower releases and new provisions.
Operating expenses
Compensation and benefits
YoY: Up 3% from CHF 1,183 million to CHF 1,224 million
The increase reflected higher salaries and benefits, driven by headcount increases, and social security expenses on share award deliveries, mostly offset by lower discretionary performance-based compensation accruals and deferred compensation from prior-year awards.

QoQ: Up 2% from CHF 1,201 million to CHF 1,224 million
The increase reflected slightly higher deferred compensation from prior-year awards and the social security expenses on share award deliveries, as salaries and benefits and discretionary performance-based compensation accruals were stable.

General and administrative expenses
YoY: Down 3% from CHF 638 million to CHF 621 million
The decline was mainly due to lower occupancy costs and lower marketing and sales expenses.
QoQ: Down 13% from CHF 712 million to CHF 621 million
The decrease mainly reflected lower premises and equipment expenses and lower non-credit-related provisions in 1Q11 and seasonally higher sales and marketing expenses in 4Q10.
Personnel
Headcount at the end of 1Q11 was 25,600, unchanged from 4Q10 and up 1,000 from 1Q10. The increase from 1Q10 mainly reflected investments in our growth markets, advisory and solutions capabilities and multi-shore business model, including IT. The number of relationship managers in Wealth Management Clients was stable from 4Q10 and increased by 90 from 1Q10 in Switzerland, Europe, Middle East and Africa (EMEA) and the Americas.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 4% from CHF 921 million to CHF 880 million
The decrease reflected lower deposit margins on lower average volumes and higher loan margins on slightly higher average volumes.
QoQ: Down 5% from CHF 923 million to CHF 880 million
The decrease mainly reflected lower deposit margins on lower average volumes and, to a lesser extent, slightly lower loan margins on stable average loan volumes. The decline in deposit revenues included the impact from lower volumes related to securities lending and borrowing.

Recurring commissions and fees
YoY: Down 5% from CHF 956 million to CHF 904 million
The decline was mainly from lower investment product management fees, primarily due to the positive impact from a change in estimate for prior-year fee accruals in 1Q10. Excluding this impact, investment product management fees were stable, reflecting the ongoing risk-averse asset mix. The decrease was partially offset by higher investment account and services fees, mainly from increased investment advisory services and security account fees.

QoQ: Stable at CHF 904 million
Lower investment product management fees, mainly reflecting semi-annual performance fees from Hedging-Griffo in 4Q10, were offset by higher investment account and services fees and banking services fees. The increase in investment account and services fees was mainly from advisory services and security account fees.

Transaction-based
YoY: Up 11% from CHF 587 million to CHF 649 million
The increase was mainly due to higher brokerage and product issuing fees, mainly from equities and structured products, reflecting increased client activity. Foreign exchange income from client transactions and revenues from integrated solutions increased.

QoQ: Up 3% from CHF 632 million to CHF 649 million
The increase reflected higher brokerage and product issuing fees, mainly from structured products and equities, reflecting increased client activity, partially offset by lower revenues from integrated solutions. Foreign exchange income from client transactions was solid, and stable compared to 4Q10.

Gross margin
Our gross margin was 118 basis points in 1Q11, three basis points lower than in 1Q10. The net interest income margin decreased two basis points, due to 4% lower net interest income and stable average assets under management. Recurring commissions and fees margin decreased three basis points, primarily reflecting the decline in investment product management fees from 1Q10, which benefited from the positive impact from the change in estimate for prior-year fee accruals. The transaction-based margin was up two basis points, reflecting 11% higher transaction-based revenues and stable average assets under management.

Compared to 4Q10, the gross margin decreased two basis points, primarily reflecting the 5% decrease in net interest income, 3% increase in transaction-based revenues and stable recurring commissions and fees and stable average assets under management.

Results - Wealth Management Clients

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Statements of operations (CHF million)

Net revenues	2,433	2,464	2,464	(1)	(1)

Provision for credit losses	12	14	32	(14)	(63)

Total operating expenses	1,798	1,844	1,755	(2)	2

Income before taxes	623	606	677	3	(8)

Statement of operations metrics (%)

Cost/income ratio	73.9	74.8	71.2	–	–

Pre-tax income margin	25.6	24.6	27.5	–	–

Net revenue detail (CHF million)

Net interest income	880	923	921	(5)	(4)

Recurring commissions and fees	904	909	956	(1)	(5)

Transaction-based	649	632	587	3	11

Net revenues	2,433	2,464	2,464	(1)	(1)

Average assets under management (CHF billion)

Average assets under management	824.2	824.4	813.6	0.0	1.3

Gross margin (annualized) (bp) [1]

Net interest income	43	45	45	–	–

Recurring commissions and fees	44	44	47	–	–

Transaction-based	31	31	29	–	–

Gross margin	118	120	121	–	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Stable at CHF 296 million
Net interest income was stable, reflecting stable loan margins on slightly higher average volumes and slightly higher deposit margins on higher average volumes.
QoQ: Down 2% from CHF 301 million to CHF 296 million
The decrease reflected lower loan margins on stable average volumes and higher deposit margins on slightly lower average volumes.
Recurring commission and fees
YoY: Up 3% from CHF 100 million to CHF 103 million
The slight increase mainly reflected higher banking services fees, as investment account and services fees and investment product management fees were stable.
QoQ: Down 7% from CHF 111 million to CHF 103 million
Investment product management fees and investment account and services fees decreased, partly offset by higher banking services fees.
Transaction-based
YoY: Up 49% from CHF 43 million to CHF 64 million
The increase reflected higher brokerage and product issuing fees, mainly from interest rate derivatives. Solid foreign exchange income from client transactions was stable. Fair value losses on the Clock Finance transaction were CHF 11 million in 1Q11 and CHF 12 million in 1Q10. Excluding fair value losses on the Clock Finance transaction, transaction-based revenues increased 36%.

QoQ: Up 68% from CHF 38 million to CHF 64 million
The increase primarily reflected higher brokerage and product issuing fees, mainly from interest rate derivatives, and lower fair value losses on the Clock Finance transaction of CHF 11 million compared to losses of CHF 16 million in 4Q10, partly offset by lower revenues from integrated solutions. Excluding the fair value losses on the Clock Finance transaction, transaction-based revenues increased 39%.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 79 basis points was two basis points higher compared to 1Q10 and 4Q10. The increase from 1Q10 reflected 6% higher net revenues and 4.2% higher average business volume, mainly from higher assets under management. Compared to 4Q10, the increase in return on business volume reflected slightly higher net revenues and stable average business volume.

Excluding the fair value losses on the Clock Finance transaction, return on business volume was 80 basis points in 1Q11 and 79 basis points in 4Q10 and 1Q10.

Results - Corporate & Institutional Clients

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Statements of operations (CHF million)

Net revenues	463	450	436	3	6

Provision for credit losses	0	(10)	(13)	100	100

Total operating expenses	231	242	234	(5)	(1)

Income before taxes	232	218	215	6	8

Statement of operations metrics (%)

Cost/income ratio	49.9	53.8	53.7	–	–

Pre-tax income margin	50.1	48.4	49.3	–	–

Net revenue detail (CHF million)

Net interest income	296	301	293	(2)	1

Recurring commissions and fees	103	111	100	(7)	3

Transaction-based	64	38	43	68	49

Net revenues	463	450	436	3	6

Average business volume (CHF billion)

Average business volume	235.8	234.8	226.2	0.4	4.2

Business volume (CHF billion)

Client assets	185.1	182.7	180.2	1	3

of which assets under management	128.3	124.9	120.9	3	6

of which commercial assets	49.8	50.9	52.7	(2)	(6)

of which custody assets	7.0	6.9	6.6	1	6

Net loans	52.3	52.4	51.0	0	3

Business volume	237.4	235.1	231.2	1	3

Return on business volume (annualized) (bp) [1]

Return on business volume	79	77	77	–	–

1 Net revenues divided by average business volume.

Investment Banking
In 1Q11, we reported income before taxes of CHF 1,343 million and net revenues of CHF 4,929 million. Net revenues included strong fixed income and solid equity sales and trading results, reflecting an improved market environment, an increase in client trading volumes and continued market share momentum. Our underwriting and advisory results were solid, although lower than the very strong 4Q10.

Results

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Statements of operations (CHF million)

Net revenues	4,929	3,478	5,216	42	(6)

Provision for credit losses	(19)	(27)	(69)	(30)	(72)

Compensation and benefits	2,408	1,823	2,324	32	4

General and administrative expenses	887	823	862	8	3

Commission expenses	310	301	305	3	2

Total other operating expenses	1,197	1,124	1,167	6	3

Total operating expenses	3,605	2,947	3,491	22	3

Income before taxes	1,343	558	1,794	141	(25)

Statement of operations metrics (%)

Cost/income ratio	73.1	84.7	66.9	–	–

Pre-tax income margin	27.2	16.0	34.4	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,267	18,740	20,545	3	(6)

Pre-tax return on average utilized economic capital (%) [1]	28.4	12.5	35.5	–	–

Number of employees (full-time equivalents)

Number of employees	20,800	20,700	20,000	0	4

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net revenue detail (CHF million)

Debt underwriting	501	594	452	(16)	11

Equity underwriting	201	297	219	(32)	(8)

Total underwriting	702	891	671	(21)	5

Advisory and other fees	228	350	216	(35)	6

Total underwriting and advisory	930	1,241	887	(25)	5

Fixed income sales and trading	2,493	888	2,662	181	(6)

Equity sales and trading	1,529	1,387	1,694	10	(10)

Total sales and trading	4,022	2,275	4,356	77	(8)

Other	(23)	(38)	(27)	(39)	(15)

Net revenues	4,929	3,478	5,216	42	(6)

Average one-day, 99% Value-at-Risk (CHF million) [1]

Interest rate & credit spread	111	104	130	7	(15)

Foreign exchange	10	19	9	(47)	11

Commodity	8	16	17	(50)	(53)

Equity	22	27	25	(19)	(12)

Diversification benefit	(58)	(62)	(77)	(6)	(25)

Average one-day, 99% Value-at-Risk	93	104	104	(11)	(11)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	124,233	131,233	144,131	(5)	(14)

Risk-weighted assets (USD)	135,796	139,982	136,935	(3)	(1)

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, 99% VaR measure was revised in 2Q10. For further information on VaR and changes in VaR methodology, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk. 2 Under Basel II: For information on risk-weighted assets under the revisions to the Basel II market risk framework (Basel II.5) refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management and – Regulatory capital developments and proposals and the chart "Basel II.5 risk-weighted assets and allocated deductions".

Results overview
In 1Q11, income before taxes was CHF 1,343 million, down 25% compared to 1Q10, and up 141% from 4Q10. Net revenues of CHF 4,929 million were down 6% from 1Q10, but were up 42% from 4Q10. Results in 1Q11 were impacted by the weakening of the US dollar against the Swiss franc, which adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 8% higher compared to 1Q10 and 49% higher compared to 4Q10, and pre-tax income was 15% lower compared to 1Q10 and 154% higher compared to 4Q10.

In 1Q11, fixed income sales and trading results were lower than 1Q10 due to the foreign exchange translation impact, but stronger compared to a weak 4Q10, reflecting an increase in client trading activity and improved market conditions, including a more favorable environment for the global rates business. In 4Q10, our results were impacted by challenging market conditions, a seasonal decline in client trading flows and renewed market volatility from sovereign debt concerns. Our fixed income sales and trading results in 1Q11 were driven by revenues in securitized products, primarily non-agency RMBS, global rates, leveraged finance, emerging markets, corporate lending, high grade trading and foreign exchange. Client flows increased significantly in 1Q11 across most of our fixed income sales and trading businesses, as our investments in our distribution capabilities and flow sales force enabled us to capitalize on increased market volumes.

Equity sales and trading results were weaker compared to 1Q10 due to the foreign exchange translation impact, but stronger compared to 4Q10, reflecting higher revenues across most businesses, particularly derivatives. Equity sales and trading results were driven by revenues in cash equities, prime services, derivatives and equity arbitrage trading.

Underwriting and advisory results were stronger compared to 1Q10, but lower than 4Q10, which benefited from record initial public offering (IPO) and high yield issuance levels. Debt underwriting revenues were higher compared to 1Q10, primarily due to stronger leveraged finance capital markets activity and an improvement in high yield market share, and lower than 4Q10, due to lower revenues from syndicated loan transactions. The decrease from 4Q10 was partly offset by higher revenues from high yield bond issuances and higher revenues from investment grade issuances. Equity underwriting revenues were lower compared to 1Q10, due to the foreign exchange translation impact, and lower compared to 4Q10, reflecting lower industry-wide issuance volumes, particularly IPOs. Advisory revenues were stronger compared to 1Q10, but lower than 4Q10, in line with industry-wide M&A activity levels.

Our results reflected fair value losses on Credit Suisse vanilla debt and debit valuation adjustments (DVA) relating to certain structured note liabilities. For further information, refer to sales and trading results details and Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.

Compensation and benefits of CHF 2,408 million in 1Q11 were higher than 1Q10, primarily driven by higher social security taxes of CHF 70 million, relating to share award deliveries in 1Q11. 2010 share award deliveries occurred in 2Q10. We also had higher deferred compensation expenses from prior year awards. In US dollars, compensation and benefits increased 18%, also including higher discretionary performance-related compensation accruals. Compensation and benefits were also higher than 4Q10, driven by an increase in discretionary performance-related compensation accruals. Total other operating expenses increased 3% compared to 1Q10. In US dollars, total other operating expenses increased 17%, driven by higher general and administrative expenses, mainly reflecting higher IT investment costs, professional and consulting fees and charitable contributions in 1Q11 in lieu of a portion of discretionary performance-related compensation for certain managing directors in the Americas. Total other operating expenses increased compared to 4Q10, mainly driven by higher general and administrative expenses, reflecting an increase in litigation provisions. Commission expenses increased, primarily reflecting the reclassification in 1Q11 of CHF 22 million of storage costs in our commodities business from fixed income and sales and trading revenues.

Results in 1Q11 were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to 4Q10 and 1Q10, which adversely affected revenues and favorably impacted expenses. In US dollars, net revenues were 49% higher compared to 4Q10 and 8% higher compared to 1Q10 and total operating expenses were 29% higher compared to 4Q10 and 18% higher compared to 1Q10. For further information on foreign currency translation rates, refer to VI – Investor information.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 27.2% in 1Q11, compared to 34.4% in 1Q10 and 16.0% in 4Q10.
Value-at-Risk
The average one-day, 99% risk management value-at-risk (VaR) was CHF 93 million in 1Q11, compared to CHF 104 million in 1Q10 and CHF 104 million in 4Q10. For further information on VaR, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Kabel BW (German cable operator), Reynolds Group (global packaging company), Ply Gem Industries (US building products manufacturer), Wells Fargo (US-based global diversified financial services company) and Syniverse Technologies (global technology and business services provider to the telecommunications industry). We also executed two contingent capital transactions for Credit Suisse: a forward private placement of tier 1 BCNs in an exchange for existing Credit Suisse hybrid tier 1 capital notes issued by the Bank in 2008 and a public issuance of tier 2 BCNs.

– Equity capital markets: We executed a block trade for Annaly Capital Management (US mortgage REIT), an IPO and mandatory convertible for Nielsen Holdings NV (global information and measurement company), a primary follow-on equity offering for Hana Financial Group (Korean financial holding company) and an IPO for Arezzo Industria e Comercio SA (Brazilian shoe retailer).

– Mergers and acquisitions: We advised on a number of key transactions, including the sale of Deutsche Telekom’s (European telecommunications company) US subsidiary, T-Mobile USA, to AT&T (US telecommunications company), the sale of Bulgari (Italian luxury goods company) to LVMH Moet Hennessey Louis Vuitton S.A. (global luxury goods conglomerate), the acquisition of Central Networks (UK electricity distribution business) by PPL Corporation (US electricity and natural gas supplier), the sale of Genzyme (US biotechnology company) to Sanofi-Aventis (multinational pharmaceutical company), the sale of Terremark Worldwide, Inc. (global provider of IT infrastructure services) to Verizon Communications, Inc. (global broadband and telecommunications company) and the split-off of Cargill, Incorporated’s (privately held multinational corporation) stake in The Mosaic Company (global phosphate and potash producer) to Cargill shareholders and debt holders.

Geographic expansion
– We commenced securities brokerage operations in the Philippines following the acquisition of a securities broker-dealer license from the Philippines Stock Exchange, strengthening our equities business and complementing our leading financial advisory franchise in the Philippines.

Industry awards
– Awarded “Best Investment Bank” and “Deal of the Year” for Russia’s USD 5.5 billion eurobond by emeafinance in its Achievement Awards 2010. We were also awarded “Best M&A Deal in the Middle East”, “Best IPO in EMEA”, “Most Innovative Sukuk”, “Best CHF bond”, “Best Samurai bond”, “Best IPO in Africa”, “Best CEE IPO”, and “Private Equity Deal of the Year”.

– Awarded Euromoney Deals of the Year for “MetLife’s acquisition of Alico” for advising MetLife, “Rabobank EUR 1.3 billion contingent capital notes” for serving as lead manager on the transaction, “Wind Telecommunications EUR 6.6 billion senior secured bonds and loan facility” for serving as lead manager on the transaction, “RBS WorldPay Sale to Bain / Advent” for advising Bain / Advent, “AIA USD 20.5 billion IPO” for serving as joint bookrunner on the transaction, and “Republic of the Philippines PHP 44.1 billion global bond” for serving as joint bookrunner on the transaction.

– Awarded “Best Lead Manager of Euro Subordinated FIG Bonds” and “Best Lead Manager of Swiss Franc Bonds” in EuroWeek Awards 2010. We were also awarded “Overall and Euro Sovereign Bond Deal of the Year”, “US Dollar Sovereign Bond Deal of the Year”, “Swiss Franc Bond Deal of the Year”, “Corporate Hybrid Bond Deal of the Year”, “Sub-Sovereign / Municipal Bond Deal of the Year” and “Euro Supranational / Agency Bond Deal of the Year”.

– Received the most “recognitions for excellence” among sell-side brokers in Greenwich Associates’ Quality Leader designations for 2010. We were recognized for distinguished service in seven categories, including US Equity Sales, US Equity Trading, North American Flow Equity Derivatives, North American Portfolio Trading, European Equity Sales, European Equity Research and Analyst Services and European Equity Trading.

– Named “Best Brokerage House in Asia” by The Asset in its Triple A Fund & Securities Services Awards for the second consecutive year. We were also awarded “Best Crossing Network” among brokers for the second consecutive year.

– Awarded “Playbook Deal of the Year” for acquisition finance, refinancing, IPO and M&A related to the Vallar / Bumi Resources / Berau Coal transaction, “Best Sovereign Bond” for the PHP 44.1 billion global bond for the Republic of the Philippines and “Best Liability Management” for Tata Motors USD 300 million and Yen 11.8 billion enhanced conversion by The Asset in its Triple A Regional Awards 2010.

– Awarded “Best Overall Broker” in the Extel Asia 2010 Survey, as well as “Top Brokerage Firm” for India, Pakistan, Indonesia and Thailand.
– Awarded “Best Sell-Side Broker (Equities)” by AsianInvestor in its Korea Awards 2011.
Market share momentum
– We improved our global share of wallet of underwriting and advisory fees to fourth for 1Q11 according to Dealogic and increased market share to 6.6%, compared to fifth for the full-year 2010 with 6.3% market share.

– We improved our share of wallet in the Americas according to Dealogic to fourth in 1Q11 with 6.8% market share, from fifth for the full-year 2010 with 6.4% market share.
– We were ranked second by Dealogic in global high yield market share in 1Q11 with 11.1% share of wallet, compared to third for the full-year 2010 with 9.8% share of wallet.
– We improved to second in global follow-on issuance in 1Q11 according to Dealogic with 9.1% market share, compared to seventh for the full-year 2010 with 4.9% market share.
Results detail
The following provides a comparison of our 1Q11 results versus 1Q10 (YoY) and versus 4Q10 (QoQ).
Net revenues
Debt underwriting
YoY: Up 11% from CHF 452 million to CHF 501 million
The increase was driven by strong results in leveraged finance, reflecting significantly higher leveraged finance capital markets activity and an increase in high yield market share. The increase was partly offset by lower revenues from investment grade debt issuance, reflecting a decline in market share.

QoQ: Down 16% from CHF 594 million to CHF 501 million
The decrease was primarily due to lower revenues from leveraged finance, reflecting lower revenues from syndicated loan transactions, partly offset by higher revenues from high yield bond issuances, driven by an increase in high yield issuance volumes and market share. The decrease was partly offset by higher revenues from investment grade debt issuance, reflecting an increase in issuance volumes and market share.

Equity underwriting
YoY: Down 8% from CHF 219 million to CHF 201 million
The decrease was due to the foreign exchange translation impact. In US dollars, equity underwriting revenues increased slightly, driven by an increase in follow-on issuance volumes and market share, mostly offset by lower revenues from IPOs, reflecting a decline in industry-wide issuance volumes.

QoQ: Down 32% from CHF 297 million to CHF 201 million
The decrease reflected lower industry-wide issuance volumes in IPOs, which declined significantly from record issuance levels in 4Q10, and follow-on offerings, partly offset by an increase in follow-on market share.

Advisory and other fees
YoY: Up 6% from CHF 216 million to CHF 228 million
The increase was due to higher M&A fees, driven by significantly higher industry-wide completed M&A activity, partly offset by a decrease in other advisory fees.
QoQ: Down 35% from CHF 350 million to CHF 228 million
The decrease reflected lower M&A fees, driven by lower industry-wide completed M&A activity, and a decrease in completed M&A market share.
Fixed income sales and trading
YoY: Down 6% from CHF 2,662 million to CHF 2,493 million
The decrease was due to the foreign exchange translation impact. In US dollars, fixed income sales and trading revenues were up 8%. We had stronger results in global rates, which benefited from higher interest rate volatility and increased client flows, higher revenues in commodities compared to modest revenues in 1Q10, higher revenues from leveraged finance trading and modest revenues in fixed income arbitrage trading strategies compared to losses in 1Q10. We continued to have strong revenues in our securitized products business, driven by record revenues in our non-agency RMBS trading business, reflecting an increase in client flows. These results were partly offset by lower revenues in high grade trading and structured credit compared to strong results in 1Q10. We also had lower revenues in our foreign exchange trading business and higher valuation reductions from our commercial mortgage-backed securities (CMBS) exit portfolio. Our results reflected DVA losses of CHF 20 million in 1Q11, compared to DVA losses of CHF 18 million in 1Q10, relating to structured note liabilities, and fair value losses on Credit Suisse vanilla debt of CHF 47 million compared to fair value losses of CHF 53 million in 1Q10.

QoQ: Up 181% from CHF 888 million to CHF 2,493 million
The increase was driven by strong results in our global rates, securitized products, primarily non-agency RMBS, leveraged finance, investment grade and emerging markets businesses, reflecting an increase in client trading volumes and a more favorable market environment for most of our fixed income businesses. Our 4Q10 results were negatively affected by challenging market conditions, a seasonal decline in client trading flows and renewed market volatility from sovereign debt concerns. These results were partly offset by valuation reductions in our exit businesses, primarily CMBS and certain residential mortgage businesses, compared to valuation gains in 4Q10. We also had lower revenues in our commodities business. Our results reflected DVA losses of CHF 20 million compared to DVA gains of CHF 5 million in 4Q10, and fair value losses on Credit Suisse vanilla debt of CHF 47 million compared to fair value losses of CHF 49 million in 4Q10.

Equity sales and trading
YoY: Down 10% from CHF 1,694 million to CHF 1,529 million
The decrease was due to the foreign exchange translation impact. In US dollars, equity sales and trading revenues were slightly up, driven by record revenues in derivatives, reflecting increased client flows, an improvement in corporate derivatives and a more favorable trading environment, and stable revenues in cash equities and prime services. Our results reflected DVA losses of CHF 65 million, compared to DVA losses of CHF 19 million in 1Q10, and fair value losses on Credit Suisse vanilla debt of CHF 5 million, compared to fair value losses of CHF 6 million in 1Q10.

QoQ: Up 10% from CHF 1,387 million to CHF 1,529 million
The increase was driven by record revenues in derivatives, reflecting increased client flows, an improvement in corporate derivatives and a more favorable trading environment. We also had higher revenues in fund-linked products, convertibles, equity arbitrage trading and cash equities driven by higher client trading activity and improved investor risk appetite. This was partly offset by lower revenues in prime services compared to strong results in 4Q10. Our results reflected DVA losses of CHF 65 million, compared to DVA gains of CHF 10 million in 4Q10, and fair value losses on Credit Suisse vanilla debt of CHF 5 million in 1Q11 and 4Q10.

Provision for credit losses
YoY: From CHF (69) million to CHF (19) million
The change reflected lower releases and recoveries and lower new provisions.
QoQ: From CHF (27) million to CHF (19) million
The change reflected lower releases and recoveries and lower new provisions.
Operating expenses
Compensation and benefits
YoY: Up 4% from CHF 2,324 million to CHF 2,408 million
The increase was primarily driven by higher social security taxes of CHF 70 million, relating to share award deliveries in 1Q11. 2010 share award deliveries occurred in 2Q10. We also had higher deferred compensation expenses from prior year awards. In US dollars, compensation and benefits increased 18%, also including higher discretionary performance-related compensation accruals.

QoQ: Up 32% from CHF 1,823 million to CHF 2,408 million
The increase was driven by higher discretionary performance-related compensation accruals, reflecting higher risk-adjusted profitability, and higher deferred compensation expenses from prior-year awards, including the social security taxes on share award deliveries.

General and administrative expenses
YoY: Up 3% from CHF 862 million to CHF 887 million
The increase reflected charitable contributions in 1Q11 in lieu of a portion of discretionary performance-related compensation for certain managing directors in the Americas, and higher professional and consulting fees and non-income tax expenses. 1Q10 included non-income tax refunds. In US dollars, expenses increased 18%, also including higher IT investment costs.

QoQ: Up 8% from CHF 823 million to CHF 887 million
The increase reflected higher litigation provisions, charitable contributions, higher client-related event expenses, non-income tax expenses and professional and consulting fees.
Personnel
Headcount at the end of 1Q11 was 20,800, stable compared to 4Q10, as an increase in front office personnel, primarily in our fixed income, underwriting and advisory businesses, and in legal professionals driven by higher regulatory requirements was offset by a reduction in allocated IT professionals.

Asset Management
In 1Q11, we reported income before taxes of CHF 172 million and net revenues of CHF 591 million. Fee-based revenues improved compared with 1Q10, reflecting higher performance fees and carried interest and equity participations income. We had investment-related gains of CHF 160 million and net new assets of CHF 4.5 billion.

Results

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Statements of operations (CHF million)

Net revenues	591	617	631	(4)	(6)

Provision for credit losses	0	0	0	–	–

Compensation and benefits	260	250	282	4	(8)

General and administrative expenses	125	147	138	(15)	(9)

Commission expenses	34	40	45	(15)	(24)

Total other operating expenses	159	187	183	(15)	(13)

Total operating expenses	419	437	465	(4)	(10)

Income/(loss) before taxes	172	180	166	(4)	4

Statement of operations metrics (%)

Cost/income ratio	70.9	70.8	73.7	–	–

Pre-tax income margin	29.1	29.2	26.3	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,343	3,427	3,375	(2)	(1)

Pre-tax return on average utilized economic capital (%) [1]	21.6	22.1	20.7	–	–

Number of employees (full-time equivalents)

Number of employees	2,800	2,900	2,900	(3)	(3)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in				% change

	1Q11	4Q10	1Q10		QoQ	YoY

Net revenue detail by type (CHF million)

Asset management fees	327	337	359		(3)	(9)

Placement, transaction and other fees	50	37	40		35	25

Performance fees and carried interest	34	128	16		(73)	113

Equity participations income	32	30	18		7	78

Fee-based revenues	443	532	433		(17)	2

Investment-related gains/(losses)	160	101	128		58	25

Equity participations gains/(losses)	0	0	(27)		–	100

Other revenues [1]	(12)	(16)	97	[2]	(25)	–

Net revenues	591	617	631		(4)	(6)

Net revenue detail by investment strategies (CHF million)

Alternative investments	276	386	250		(28)	10

Traditional investments	129	129	125		0	3

Diversified investments [3]	41	11	16		273	156

Other	(15)	(10)	112	[2]	50	–

Net revenues before investment-related gains/(losses)	431	516	503		(16)	(14)

Investment-related gains/(losses)	160	101	128		58	25

Net revenues	591	617	631		(4)	(6)

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [4]	41	50	41		–	–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains/(losses) on securities purchased from our money market funds. 3 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 4 Fee-based revenues divided by average assets under management.

Results overview
In 1Q11, income before taxes was CHF 172 million, up 4% compared to 1Q10 and down 4% compared to 4Q10. Net revenues of CHF 591 million were down 6% from 1Q10 and 4% from 4Q10. Net revenues before investment-related gains and securities purchased from our money market funds were CHF 431 million, up 9% compared to 1Q10, reflecting improved results in diversified investments, alternative investments and traditional investments.

Fee-based revenues increased 2% compared to 1Q10. Asset management fees of CHF 327 million were down 9%, reflecting the end of our transitional fund administration services agreement with Aberdeen, the spin-off and sale of non-core businesses in 2010 and the foreign exchange translation impact. Lower management fees in alternative investments reflected decreases in invested capital in certain private equity funds following realizations, fund of hedge funds redemptions, the impact from the spin-off and sale of non-core businesses and the foreign exchange translation impact. The decrease was partially offset by growth in assets under management in emerging markets, single manager hedge funds, index strategies and ETFs. Asset management fees in traditional investments benefited from net asset inflows, mainly in higher margin products in equities and multi-asset class solutions. Average assets under management increased 2.2% compared to 1Q10 reflecting net new assets and positive market performance, partially offset by adverse foreign exchange-related movements. Placement, transaction and other fees were 25% higher, primarily reflecting higher placement fees. Performance fees and carried interest were up 113%, mainly due to carried interest on realized private equity gains. Equity participations income increased 78%, primarily reflecting higher income in single manager hedge funds, including our investment in York which closed in 4Q10, and in diversified strategies, including AMF.

Investment-related gains were CHF 160 million, up 25% compared with 1Q10, including realized and unrealized gains in private equity investments in the commodities and industrial sectors and in credit-related investments. Investment-related gains were adversely impacted by the foreign exchange translation impact. 1Q10 included equity participation losses, reflecting the reduction in our ownership interest in Aberdeen due to an issuance of shares by Aberdeen. Other revenues decreased CHF 109 million, primarily reflecting gains of CHF 107 million in 1Q10 from securities purchased from our money market funds.

Total operating expenses of CHF 419 million were down 10% compared to 1Q10, with lower compensation and benefits, general and administrative and commission expenses. Compensation and benefits decreased 8%, with lower deferred compensation from prior-year awards, discretionary performance-related compensation accruals, salaries and severance costs. General and administrative expenses were down 9%, mainly due to lower expense provisions, as expenses in most categories were lower or stable. The decline in total operating expenses also reflected the sale and spin-off of non-core businesses and the foreign exchange translation impact.

Compared to 4Q10, income before taxes and net revenues were down 4% and fee-based revenues decreased 17%, primarily reflecting the semi-annual performance fees in 4Q10 from Hedging-Griffo, lower carried interest relating to realized private equity gains and lower fees from private equity placements and real estate transactions, partly offset by significantly lower losses related to investments held by AMF. Average assets under management were stable. Investment-related gains increased 58% and net revenues before investment-related gains were down 16%. Total operating expenses decreased 4%, reflecting lower general and administrative and commission expenses, partially offset by higher compensation and benefits.

Results in 1Q11 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 4Q10 and 1Q10, which adversely affected revenues and favorably impacted expenses. For further information on foreign currency translation rates, refer to VI – Investor information.

Assets under management were CHF 436 billion, up 2.3% compared to 4Q10, with positive market performance and net new assets. Net new assets of CHF 4.5 billion included net inflows of CHF 3.9 billion in traditional investments, as inflows in multi-asset class solutions, fixed income and equities were partially offset by outflows from Swiss advisory. Net new assets also included inflows of CHF 0.6 billion in alternative investments, as inflows in real estate and commodities and ETFs were mostly offset by private equity realizations and outflows in hedge funds. Compared to 1Q10, assets under management were stable, with net new assets and positive market performance offset by adverse foreign exchange-related movements.

Performance indicators
Pre-tax income margin (KPI)
We target a pre-tax income margin over market cycles of above 35%. The pre-tax income margin was 29.1% in 1Q11, compared to 26.3% in 1Q10 and 29.2% in 4Q10.

Net new asset growth rate (KPI)
We target a net new asset growth rate of above 6%. The annualized quarterly growth rate was 4.2% in 1Q11, compared to 10.8% in 1Q10 and 4.3% in 4Q10. In 1Q11, the rolling four-quarter average growth rate was 3.2%, compared to 3.7% in 1Q10 and 5.0% in 4Q10.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees, performance fees and carried interest and equity participations income divided by average assets under management, was 41 basis points in 1Q11, compared to 41 basis points in 1Q10 and 50 basis points in 4Q10.

Assets under management - Asset Management

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Assets under management (CHF billion)

Alternative investments	198.5	195.6	193.2	1.5	2.7

of which hedge funds	27.2	27.3	25.0	(0.4)	8.8

of which private equity	30.0	30.8	33.6	(2.6)	(10.7)

of which real estate & commodities	45.5	43.4	42.2	4.8	7.8

of which credit	18.5	18.3	19.8	1.1	(6.6)

of which ETF	15.1	14.6	11.9	3.4	26.9

of which index strategies	55.6	54.2	54.5	2.6	2.0

of which other	6.6	7.0	6.2	(5.7)	6.5

Traditional investments	236.5	229.4	240.0	3.1	(1.5)

of which multi-asset class solutions	122.0	114.9	121.9	6.2	0.1

of which fixed income & equities	47.6	46.4	48.1	2.6	(1.0)

of which Swiss advisory	66.9	68.1	70.0	(1.8)	(4.4)

Diversified investments	0.8	0.8	1.0	0.0	(20.0)

Assets under management [1]	435.8	425.8	434.2	2.3	0.4

Average assets under management (CHF billion)

Average assets under management	432.1	429.3	422.9	0.7	2.2

Assets under management by currency (CHF billion)

USD	102.4	100.8	100.1	1.6	2.3

EUR	63.2	58.7	62.9	7.7	0.5

CHF	247.5	245.1	249.9	1.0	(1.0)

Other	22.7	21.2	21.3	7.1	6.6

Assets under management	435.8	425.8	434.2	2.3	0.4

Growth in assets under management (CHF billion)

Net new assets	4.5	4.5	11.2	–	–

Other effects	5.5	(1.8)	7.0	–	–

of which market movements	6.3	3.5	5.6	–	–

of which currency	(0.4)	(9.4)	(0.8)	–	–

of which other	(0.4)	4.1	2.2	–	–

Growth in assets under management	10.0	2.7	18.2	–	–

Growth in assets under management (annualized) (%)

Net new assets	4.2	4.3	10.8	–	–

Other effects	5.2	(1.7)	6.7	–	–

Growth in assets under management	9.4	2.6	17.5	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	3.2	5.0	3.7	–	–

Other effects	(2.8)	(2.6)	3.3	–	–

Growth in assets under management (rolling four-quarter average)	0.4	2.4	7.0	–	–

Principal investments (CHF billion)

Principal investments [2]	3.3	3.4	3.9	(2.9)	(15.4)

1 Excludes our portion of assets under management from our equity participation in Aberdeen. 2 Primarily private equity investments.

Initiatives and achievements
– We entered into a strategic agreement with HDFC Asset Management Company Ltd (HDFC AMC), one of India’s largest asset managers, through which Credit Suisse will become the exclusive distributor of HDFC AMC’s investment products outside India.

– We achieved outstanding rankings in the 2011 Lipper Fund Awards for six Swiss and Luxembourg funds for delivering consistently strong risk-adjusted performance relative to peers.
– In collaboration with Private Banking, we expanded our range of ETFs to 58, listing two equity and two money market funds on the SIX Swiss Exchange. We are the largest ETF provider in Switzerland.
Results detail
The following provides a comparison of our 1Q11 results versus 1Q10 (YoY) and versus 4Q10 (QoQ).
Net revenues
Asset management fees
YoY: Down 9% from CHF 359 million to CHF 327 million
The decrease resulted from lower fees in alternative investments and diversified investments, partially offset by higher fees in traditional investments. The decline in alternative investments fees reflected the spin-off of our real estate private equity fund and our credit hedge fund at the end of 3Q10, decreases in invested capital in certain private equity funds following realizations, fund of hedge funds redemptions and the foreign exchange translation impact, partially offset by growth in assets under management in emerging markets, single manager hedge funds, index strategies and ETFs. Fees from diversified investments decreased mainly due to lower fees from fund administration services, reflecting the end of our transitional agreement with Aberdeen. Traditional investments fees increased, as higher fees from multi-asset class solutions and equities were partially offset by lower fees in fixed income, including margin compression.

QoQ: Down 3% from CHF 337 million to CHF 327 million
Lower fees from diversified investments and traditional investments reflected the end of the transitional agreement with Aberdeen, partially offset by increases in multi-asset class solutions. In alternative investments, higher fees in index strategies and emerging markets, reflecting higher asset under management, were offset by decreases in private equity and fund of hedge funds from the realizations and redemptions.

Placement, transaction and other fees
YoY: Up 25% from CHF 40 million to CHF 50 million
The increase primarily reflected higher private equity placement fees and transaction fees from real estate funds, partially offset by losses and lower fees on investments held by AMF and lower revenues from integrated solutions.

QoQ: Up 35% from CHF 37 million to CHF 50 million
The increase reflected 4Q10 losses on investments held by AMF and lower private equity placement fees and real estate fund transaction fees in 1Q11 compared to a stronger 4Q10.
Performance fees and carried interest
YoY: Up 113% from CHF 16 million to CHF 34 million
The increase was mainly due to carried interest in alternative investments from realized private equity gains and higher performance fees from diversified investments relating to the PAF, partially offset by lower performance fees in alternative investments from credit strategies, reflecting the spin-off of non-core businesses, and single manager hedge funds.

QoQ: Down 73% from CHF 128 million to CHF 34 million
The decrease was mainly due to semi-annual performance fees from Hedging-Griffo in 4Q10, lower carried interest from realized private equity gains and lower performance fees in alternative investments from single-manager hedge funds and credit strategies.

Equity participations income
YoY: Up 78% from CHF 18 million to CHF 32 million
The increase in equity participations income was due to higher income in single manager hedge fund participations, including York, and in diversified strategies, including AMF.
QoQ: Up 7% from CHF 30 million to CHF 32 million
The increase was mainly due to higher income in single manager hedge fund participations, including York, private equity joint ventures and AMF, partially offset by lower income from Aberdeen.
Investment-related gains/(losses)
YoY: Up 25% from CHF 128 million to CHF 160 million
In 1Q11, we had realized and unrealized gains in private equity investments, mainly in the commodity, industrial, energy and real estate sectors, and in credit-related investments. In 1Q10, we had unrealized gains in private equity investments, mainly in the energy, technology and commodity sectors, and in credit-related investments. Investment-related gains were adversely impacted by the foreign exchange translation impact.

QoQ: Up 58% from CHF 101 million to CHF 160 million
In 1Q11, we had realized and unrealized gains in private equity investments, mainly in the commodity, industrial, energy and real estate sectors, and in credit-related investments. In 4Q10, we had realized and unrealized gains in private equity investments, mainly in energy, industrials and commodities sectors, partially offset by unrealized losses, mainly in the real estate sector.

Equity participations gains/(losses)
YoY: From CHF (27) million to zero
1Q10 included losses in diversified investments reflecting the reduction in our ownership interest in Aberdeen due to the issuance of shares by Aberdeen.
Operating expenses
Compensation and benefits
YoY: Down 8% from CHF 282 million to CHF 260 million
The decrease was due to lower deferred compensation from prior-year awards, discretionary performance-related compensation accruals and salaries, reflecting decreased headcount, and severance, partially offset by higher social security taxes on share award deliveries. The decline included the sale and spin-off of non-core businesses and the favorable foreign exchange translation impact.

QoQ: Up 4% from CHF 250 million to CHF 260 million
The increase reflected higher discretionary performance-related compensation accruals, higher social security taxes, and higher salaries, mostly offset by lower deferred compensation from prior-year awards.

General and administrative expenses
YoY: Down 9% from CHF 138 million to CHF 125 million
The decrease was mainly due to lower expense provisions, partially offset by higher professional fees, as expenses in other categories were stable or lower. The decline included the sale and spin-off of non-core businesses and the favorable foreign exchange translation impact.

QoQ: Down 15% from CHF 147 million to CHF 125 million
The decrease was mainly due to lower professional fees and small decreases across most categories, partially offset by higher expense provisions compared to releases in 4Q10.
Personnel
Headcount at the end of 1Q11 was 2,800, down 100 from 4Q10 and 1Q10. The decrease was mainly driven by a reduction in front office headcount from the repositioning of unprofitable businesses and the spin-off and sale of non-core businesses, and a reduction in IT professionals.

Overview of results and assets under management
Results
Assets under management

Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	1Q11	4Q10	1Q10	1Q11	4Q10	1Q10	1Q11	4Q10	1Q10	1Q11		4Q10		1Q10		1Q11	4Q10	1Q10		1Q11	4Q10	1Q10	1Q11	4Q10	1Q10

Statements of operations (CHF million)

Net revenues	2,896	2,914	2,900	4,929	3,478	5,216	591	617	631	(603)		(49)		214		7,813	6,960	8,961		343	308	52	8,156	7,268	9,013

Provision for credit losses	12	4	19	(19)	(27)	(69)	0	0	0	0		0		0		(7)	(23)	(50)		0	0	0	(7)	(23)	(50)

Compensation and benefits	1,224	1,201	1,183	2,408	1,823	2,324	260	250	282	133		88		102		4,025	3,362	3,891		4	9	2	4,029	3,371	3,893

General and administrative expenses	621	712	638	887	823	862	125	147	138	1		57		28		1,634	1,739	1,666		(2)	4	9	1,632	1,743	1,675

Commission expenses	184	173	168	310	301	305	34	40	45	8		61		2		536	575	520		0	0	0	536	575	520

Total other operating expenses	805	885	806	1,197	1,124	1,167	159	187	183	9		118		30		2,170	2,314	2,186		(2)	4	9	2,168	2,318	2,195

Total operating expenses	2,029	2,086	1,989	3,605	2,947	3,491	419	437	465	142		206		132		6,195	5,676	6,077		2	13	11	6,197	5,689	6,088

Income/(loss) from continuing operations before taxes	855	824	892	1,343	558	1,794	172	180	166	(745)		(255)		82		1,625	1,307	2,934		341	295	41	1,966	1,602	2,975

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		465	405	839		0	0	0	465	405	839

Income from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		1,160	902	2,095		341	295	41	1,501	1,197	2,136

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		0	0	(19)		0	0	0	0	0	(19)

Net income	–	–	–	–	–	–	–	–	–	–		–		–		1,160	902	2,076		341	295	41	1,501	1,197	2,117

Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		21	61	21		341	295	41	362	356	62

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		1,139	841	2,055		–	–	–	1,139	841	2,055

Statement of operations metrics (%)

Cost/income ratio	70.1	71.6	68.6	73.1	84.7	66.9	70.9	70.8	73.7	–		–		–		79.3	81.6	67.8		–	–	–	76.0	78.3	67.5

Pre-tax income margin	29.5	28.3	30.8	27.2	16.0	34.4	29.1	29.2	26.3	–		–		–		20.8	18.8	32.7		–	–	–	24.1	22.0	33.0

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		28.6	31.0	28.6		–	–	–	23.7	25.3	28.2

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		14.8	13.0	23.4		–	–	–	18.4	16.5	23.7

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		14.6	12.1	22.9		–	–	–	14.0	11.6	22.8

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,655	6,591	6,201	19,267	18,740	20,545	3,343	3,427	3,375	1,144	[2]	1,106	[2]	1,253	[2]	30,393	29,845	31,357		–	–	–	30,393	29,845	31,357

Pre-tax return on average utilized economic capital (%) [3]	51.8	50.5	58.0	28.4	12.5	35.5	21.6	22.1	20.7	–		–		–		22.0	18.1	38.0		–	–	–	26.4	22.1	38.5

Balance sheet statistics (CHF million)

Total assets	341,581	337,496	345,083	779,218	803,613	849,187	28,275	27,986	29,533	(138,996)	[4]	(143,945)	[4]	(159,790)	[4]	1,010,078	1,025,150	1,064,013		6,390	6,855	9,790	1,016,468	1,032,005	1,073,803

Net loans	185,795	182,880	178,731	36,721	35,970	49,978	–	–	–	(6)		(8)		32		222,510	218,842	228,741		–	–	–	222,510	218,842	228,741

Goodwill	749	749	785	6,226	6,347	6,955	1,458	1,489	1,659	–		–		–		8,433	8,585	9,399		–	–	–	8,433	8,585	9,399

Number of employees (full-time equivalents)

Number of employees	25,600	25,600	24,600	20,800	20,700	20,000	2,800	2,900	2,900	900		900		800		50,100	50,100	48,300		–	–	–	50,100	50,100	48,300

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.
Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion of our share in the respective entity.

As of the end of 1Q11, assets under management were CHF 1,282.4 billion, up CHF 29.4 billion, or 2.3%, compared to the end of 4Q10, reflecting net new assets and positive market performance. Compared to the end of 1Q10, assets under management were stable. Net new assets in both Private Banking and Asset Management and positive market performance were mainly offset by adverse foreign exchange-related movements.

In Private Banking, assets under management were CHF 957.9 billion, up CHF 25.0 billion, or 2.7%, compared to the end of 4Q10, and up CHF 12.2 billion, or 1.3%, compared to the end of 1Q10. In Asset Management, assets under management were CHF 435.8 billion, up CHF 10.0 billion, or 2.3%, compared to the end of 4Q10, and stable compared to the end of 1Q10.

For further information, refer to II – Results by division – Private Banking and – Asset Management and Note 36 – Assets under management in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Assets under management and client assets

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Assets under management (CHF billion)

Private Banking	957.9	932.9	945.7	2.7	1.3

Asset Management	435.8	425.8	434.2	2.3	0.4

Assets managed by Asset Management for Private Banking clients	(111.3)	(105.7)	(109.0)	5.3	2.1

Assets under management	1,282.4	1,253.0	1,270.9	2.3	0.9

of which discretionary assets	443.6	429.1	438.4	3.4	1.2

of which advisory assets	838.8	823.9	832.5	1.8	0.8

Client assets (CHF billion)

Private Banking	1,118.4	1,087.1	1,095.0	2.9	2.1

Asset Management	463.6	452.5	465.2	2.5	(0.3)

Assets managed by Asset Management for Private Banking clients	(111.3)	(105.7)	(109.0)	5.3	2.1

Client assets	1,470.7	1,433.9	1,451.2	2.6	1.3

Growth in assets under management

in	1Q11	4Q10	1Q10

Growth in assets under management (CHF billion)

Private Banking	18.0	9.6	18.6

Asset Management	4.5	4.5	11.2

Assets managed by Asset Management for Private Banking clients	(3.4)	(0.2)	(3.8)

Net new assets	19.1	13.9	26.0

Private Banking	7.0	(11.8)	12.2

Asset Management	5.5	(1.8)	7.0

Assets managed by Asset Management for Private Banking clients	(2.2)	1.5	(3.3)

Other effects	10.3	(12.1)	15.9

Private Banking	25.0	(2.2)	30.8

Asset Management	10.0	2.7	18.2

Assets managed by Asset Management for Private Banking clients	(5.6)	1.3	(7.1)

Total growth in assets under management	29.4	1.8	41.9

Growth in assets under management (annualized) (%)

Private Banking	7.7	4.1	8.1

Asset Management	4.2	4.3	10.8

Assets managed by Asset Management for Private Banking clients	12.9	0.7	14.9

Net new assets	6.1	4.4	8.5

Private Banking	3.0	(5.0)	5.3

Asset Management	5.2	(1.7)	6.7

Assets managed by Asset Management for Private Banking clients	8.3	(5.6)	13.0

Other effects	3.3	(3.9)	5.2

Private Banking	10.7	(0.9)	13.4

Asset Management	9.4	2.6	17.5

Assets managed by Asset Management for Private Banking clients	21.2	(4.9)	27.9

Total growth in assets under management	9.4	0.5	13.7

Growth in net new assets (rolling four-quarter average)

in	1Q11	4Q10	1Q10

Growth in net new assets (rolling four-quarter average) (%)

Private Banking	5.7	6.0	6.0

Asset Management	3.2	5.0	3.7

Assets managed by Asset Management for Private Banking clients	5.3	6.1	2.7

Growth in net new assets	4.9	5.6	5.5

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 18.0 billion in 1Q11, including CHF 15.7 billion in Wealth Management Clients, with inflows in both Swiss and international regions. Asset Management recorded net new assets of CHF 4.5 billion, with inflows mainly in traditional investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet

Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 18.2% as of the end of 1Q11.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information on the liquidity principles agreed with FINMA, the liquidity and capital standards under the Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the Basel II market risk framework (Basel II.5), refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target. In response to regulatory requirements, our unsecured long-term debt and liquid assets reflect amounts greater than required for funding our businesses.

The impact of a one, two or three-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 2.4 billion, CHF 4.1 billion and CHF 4.7 billion, respectively, as of 1Q11, and would not be material to our liquidity and funding planning. As of the end of 1Q11, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

In 2010, we implemented revised liquidity principles agreed with FINMA, following its consultation with the SNB, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days and call for additional reporting to FINMA. The principles may be modified to reflect the final BCBS liquidity requirements.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period beginning in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period beginning in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. Our liquidity risk management framework and our revised liquidity principles with FINMA are in line with the Basel III liquidity framework. For further information on the liquidity principles agreed with FINMA and the liquidity standards under the Basel III framework, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Liquidity and funding management in the Credit Suisse Annual Report 2010.

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 150 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer was stable compared to 4Q10, as increased US dollar central bank holdings were offset by the foreign exchange translation impact. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with excess coverage of 22% as of 1Q11. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For further information, refer to the chart “Balance sheet funding structure”.

Our core customer deposits totaled CHF 265 billion as of 1Q11, stable compared to 4Q10, as an increase in deposits was offset by the foreign exchange translation impact. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of VIEs, was 28% as of the end of 1Q11, stable compared to 4Q10.

The weighted average maturity of long-term debt was 6.6 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Debt issuances and redemptions
Our capital markets debt issuance includes issues of senior and subordinated debt in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 1Q11, the Bank issued CHF 1.9 billion of senior debt with a three year maturity. It also issued CHF 516 million in multiple tranches of domestic covered bonds with maturities ranging between three and 20 years. Senior debt of CHF 2.1 billion, domestic covered bonds of CHF 584 million and subordinated debt of CHF 300 million matured in 1Q11.

For information on capital securities issuances, refer to Capital management – Capital issuances.
Capital management
Our BIS tier 1 ratio was 18.2% as of the end of 1Q11, compared to 17.2% as of the end of 4Q10, reflecting increased tier 1 capital and decreased risk-weighted assets (RWAs). Our core tier 1 ratio increased to 13.0% as of the end of 1Q11 compared to 12.2% as of the end of 4Q10.

Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives. Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards known as Basel II set forth by the BCBS as implemented by FINMA (Basel II “Swiss finish”). These standards affect the measurement of both RWAs and eligible capital.

Capital structure – Basel II "Swiss finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Other hybrid instruments[2]
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

Under this regulatory capital framework, tier 1 capital consists of shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital, and RWAs are determined under Basel II. For further information on this regulatory capital framework and the related BIS tier 1 ratios for the Group and the Bank, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management – Regulatory capital –Capital structure–Basel II “Swiss finish” in the Credit Suisse Annual Report 2010 and to the charts “Capital structure – Basel II “Swiss Finish”” and “Risk-weighted assets and capital ratios”.

Beginning in 2011, we have implemented the Basel II market risk framework (Basel II.5) for FINMA regulatory capital purposes. The BCBS requires the implementation of Basel II.5 for BIS purposes no later than December 31, 2011. In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, requiring more capital in the form of common equity. In October 2010, the Swiss Expert Commission proposed capital requirements based on Basel III but which go beyond its minimum standards and the current “Swiss finish”. For more information on the Basel III capital requirements and the proposed Expert Commission capital requirements, which are not yet enacted into law, refer to Regulatory capital developments and proposals and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Regulatory capital developments and proposals in the Credit Suisse Annual Report 2010.

Leverage ratio

	Group			Bank

end of	1Q11	4Q10	1Q10	1Q11	4Q10	1Q10

Tier 1 capital (CHF billion)

Tier 1 capital [1]	38.5	37.7	37.5	34.7	35.3	36.5

Adjusted average assets (CHF billion) [2]

Average assets	1,041	1,065	1,090	1,017	1,041	1,068

Adjustments:
Assets from Swiss lending activities [3]	(139)	(139)	(138)	(114)	(115)	(114)

Cash and balances with central banks	(47)	(40)	(38)	(46)	(39)	(37)

Other	(30)	(28)	(18)	(29)	(27)	(16)

Adjusted average assets	825	858	896	828	860	901

Leverage ratio (%)

Leverage ratio [1]	4.7	4.4	4.2	4.2	4.1	4.0

1 Under Basel II. Using Basel II.5 tier 1 capital of CHF 35.8 billion and CHF 31.9 billion for the Group and the Bank, the leverage ratios as of the end of 1Q11 were 4.3% and 3.9%, respectively. 2 Calculated as the average of the month-end values for the previous three calendar months. 3 Excludes Swiss interbank lending.

Both the Group and the Bank must maintain a minimum leverage ratio of tier 1 capital, for FINMA regulatory capital purposes, to adjusted average assets of 3% at the Group and Bank consolidated level by 2013. The leverage ratios for the Group and Bank as of the end of 1Q11 were 4.7% and 4.2%, respectively, compared to 4.4% and 4.1% as of the end of 4Q10, calculated using Basel II tier 1 capital. Refer to the table “Leverage ratio” for further information. The improvement in the leverage ratios was primarily due to the decrease in adjusted average assets, which reflected the foreign exchange translation impact of the strengthening Swiss franc.

Under FINMA requirements that impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling 12-month period, we had no backtesting exceptions in 1Q11 and, consequently, the market risk capital multipliers remained at the FINMA and BIS minimum levels. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.
BIS statistics

	Group				Bank

end of	1Q11	4Q10	1Q10	% change QoQ	1Q11	4Q10	1Q10	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	153,146	158,735	169,650	(4)	141,281	147,516	159,720	(4)

Non-counterparty risk	7,333	7,380	7,386	(1)	6,784	6,819	6,807	(1)

Market risk	18,529	18,925	19,650	(2)	17,431	18,008	19,060	(3)

Operational risk	33,188	33,662	32,425	(1)	33,188	33,663	32,425	(1)

Risk-weighted assets	212,196	218,702	229,111	(3)	198,684	206,006	218,012	(4)

Eligible capital (CHF million)

Total shareholders' equity	34,057	33,282	36,815	2	27,181	27,783	30,632	(2)

Goodwill and intangible assets	(9,110)	(9,320)	(10,277)	(2)	(7,970)	(8,166)	(9,120)	(2)

Qualifying noncontrolling interests	3,492	3,350	1,817	4	4,414	4,373	4,919	1

Capital deductions 50% from tier 1 [1]	(1,094)	(1,088)	(878)	1	(1,029)	(1,037)	(815)	(1)

Other adjustments [2]	221	403	(2,405)	(45)	1,647	1,768	(960)	(7)

Core tier 1 capital [1]	27,566	26,627	25,072	4	24,243	24,721	24,656	(2)

Hybrid instruments [3]	10,948	11,098	12,395	(1)	10,421	10,589	11,835	(2)

Tier 1 capital	38,514	37,725	37,467	2	34,664	35,310	36,491	(2)

Upper tier 2	1,122	1,128	1,784	(1)	1,693	1,713	2,442	(1)

Lower tier 2	11,718	10,034	11,170	17	13,251	11,583	12,523	14

Capital deductions 50% from tier 2	(1,094)	(1,088)	(878)	1	(1,029)	(1,037)	(815)	(1)

Tier 2 capital	11,746	10,074	12,076	17	13,915	12,259	14,150	14

Total eligible capital	50,260	47,799	49,543	5	48,579	47,569	50,641	2

Capital ratios (%)

Core tier 1 ratio [1]	13.0	12.2	10.9	–	12.2	12.0	11.3	–

Tier 1 ratio	18.2	17.2	16.4	–	17.4	17.1	16.7	–

Total capital ratio	23.7	21.9	21.6	–	24.5	23.1	23.2	–

1 The methodology for calculating the core tier 1 capital and the core tier 1 ratio was revised in January 2011, whereby "Capital deductions 50% from tier 1" was reclassified from tier 1 capital into core tier 1 capital. 2 Group: 1Q11 includes cumulative fair value adjustments of CHF 0.7 billion on Credit Suisse vanilla debt and structured notes, net of tax, an accrual for the distribution of reserves from capital contributions for 2010 of CHF 1.7 billion and the 1Q11 dividend accrual of CHF 0.5 billion, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. 3 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 1.1 billion and CHF 3.1 billion, respectively, in 1Q11 (4Q10: CHF 1.1 billion and CHF 3.1 billion, respectively; 1Q10: CHF 1.7 billion and CHF 4.4 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 27.6% and 29.2% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 1Q11 (4Q10: 28.6% and 29.1%, respectively; 1Q10: 32.3% and 31.7%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments, which will be phased out under Basel III.

Regulatory capital – Group
The increase in the tier 1 ratio compared to 4Q10 reflected a 2% increase in tier 1 capital and a 3% decrease in RWAs.
Tier 1 capital increased to CHF 38.5 billion as of the end of 1Q11. The increase was driven by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and the net sale of treasury shares previously held to satisfy obligations under share-based plans, partially offset by a quarterly dividend accrual, the adverse effect of the foreign exchange translation impact and the effect of share-based compensation. Refer to the table “Tier 1 capital movement” for further information.

Tier 1 capital movement

in	1Q11	4Q10	1Q10	% change QoQ	% change YoY

Tier 1 capital (CHF million)

Balance at beginning of period	37,725	37,928	36,207	(1)	4

Net income	1,139	841	2,055	35	(45)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	291	456	(88)	(36)	–

Foreign exchange impact on tier 1 capital	(402)	(1,276)	143	(68)	–

Other [1]	(239)	(224)	(850)	7	(72)

Balance at end of period	38,514	37,725	37,467	2	3

1 Reflects the issuance and redemption of tier 1 capital, the dividend accrual, the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans) and the change in regulatory deductions.

Total eligible capital increased 5% to CHF 50.3 billion. Tier 2 capital increased 17% to CHF 11.7 billion, primarily due to the issuance of USD 2.0 billion lower tier 2 capital, partially offset by a decrease in the fair value of tier 2 instruments (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax), the foreign exchange translation impact and the regulatory amortization of lower tier 2 instruments.

RWAs decreased 3% to CHF 212.2 billion as of the end of 1Q11, mainly reflecting the foreign exchange translation impact and a decrease in Investment Banking, primarily from a reduction in derivatives counterparty exposures and related hedges, a decrease in operational risk related to additional insurance and a decrease in Asset Management, reflecting realizations and redemptions in funds, partially offset by increased corporate lending and leveraged finance exposures in Investment Banking and minor increases in Private Banking relating to lending. Excluding the foreign exchange translation impact, market risk declined slightly, as reductions in equity exposures were mostly offset by increases in rates, emerging markets and non-agency RMBS. For further information regarding market risk, refer to Risk management – Market risk.

Our total capital ratio increased to 23.7% as of the end of 1Q11 compared to 4Q10, reflecting the increase in eligible capital and the decrease in RWAs. For further information, refer to the table “BIS statistics”.

As of the end of 1Q11, we had CHF 3.5 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank, and CHF 10.9 billion of tier 1 capital hybrid instruments, of which CHF 2.8 billion were innovative instruments.

Risk-weighted assets by division (Basel II)

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Risk-weighted assets by division (CHF million)

Private Banking	64,041	63,588	60,313	1	6

Investment Banking	124,233	131,233	144,131	(5)	(14)

Asset Management	12,709	13,544	14,130	(6)	(10)

Corporate Center	11,213	10,337	10,537	8	6

Risk-weighted assets	212,196	218,702	229,111	(3)	(7)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

The “Risk-weighted assets” chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty-risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWAs primarily reflect the capital requirements for our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWAs. For further information, refer to Regulatory capital developments and proposals.

Capital issuances
In 1Q11, we entered into definitive agreements with affiliates and related parties of Qatar Investment Authority and The Olayan Group (the Investors) to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes (Tier 1 BCNs). Under the agreements, the Investors will purchase USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs either for cash or in exchange for their holdings of USD 3.45 billion 11% Tier 1 Capital Notes and CHF 2.5 billion 10% Tier 1 Capital Notes issued in 2008 (Tier 1 Capital Notes). The purchase or exchange will occur no earlier than October 23, 2013, the first call date of the Tier 1 Capital Notes, and is subject to the implementation of Swiss regulations requiring us to maintain buffer capital, confirmation from our primary regulator FINMA that the Tier 1 BCNs will be eligible buffer capital and additional tier 1 capital, as well as receipt of all required consents and approvals from our regulators and shareholders, including approval of additional conditional capital or conversion capital. We will therefore not receive any cash or Tier 1 Capital Notes for the Tier 1 BCNs from the Investors before such time. We have worked closely with FINMA in structuring the terms of the Tier 1 BCNs so as to ensure they will qualify as contingent convertible buffer capital. In addition to the Tier 1 Capital Notes, Qatar Investment Authority and The Olayan Group have significant holdings of our shares and other financial products. The Tier 1 BCNs will be converted into our ordinary shares if our reported common equity tier 1 (CET1) ratio, as determined under BCBS regulations as the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The conversion price will be the higher of a floor price of USD 20/CHF 20 per share (subject to customary adjustments) or the daily volume weighted average sale price of our ordinary shares over a five day period preceding the notice of conversion. The Tier 1 BCNs will also be converted if FINMA determines that we require public sector capital support to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. The Tier 1 BCNs are deeply subordinated, perpetual and callable by us five years from the purchase or exchange (i.e., no earlier than 2018) and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs at fixed rates of 9.5% and 9%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.

In 1Q11, we issued USD 2.0 billion 7.875% Tier 2 Buffer Capital Notes due 2041 (Tier 2 BCNs). The Tier 2 BCNs are subordinated notes and may be redeemed by the issuer at any time from August 2016. The initial coupon is reset every five years from August 2016. Interest payments will not be discretionary or deferrable. The Tier 2 BCNs will be converted into our ordinary shares if, prior to Basel III, our core tier 1 ratio falls below 7% or, under Basel III, our CET1 ratio falls below 7%. The conversion price will be the higher of a floor price of USD 20 per share (subject to customary adjustments) or the daily volume weighted average sale price of our ordinary shares over a 30-day period preceding the notice of conversion. The Tier 2 BCNs will also be converted if FINMA determines that we require public sector capital support to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances.

Shareholders’ equity
Our total shareholders’ equity increased CHF 0.8 billion to CHF 34.1 billion as of the end of 1Q11 from CHF 33.3 billion as of the end of 4Q10. The increase in total shareholders’ equity was primarily due to the net income in 1Q11 and the net sale of treasury shares previously held to satisfy obligations under share-based plans, partially offset by a decrease in other comprehensive income due to the adverse impact of foreign exchange-related movements on cumulative translation adjustments and the effect of share-based compensation. Total shareholders’ equity was unaffected by the issuance of common shares out of conditional capital to settle share awards.

For further information on shareholders’ equity, refer to the Consolidated statements of changes in equity (unaudited) in V – Condensed consolidated financial statements – unaudited.
Capital

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,201.0	1,186.1	1,185.8	1	1

Treasury shares	0.0	(12.2)	(30.9)	100	100

Shares outstanding	1,201.0	1,173.9	1,154.9	2	4

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Shareholders' equity (CHF million)

Common shares	48	47	47	2	2

Additional paid-in capital	22,565	23,026	24,729	(2)	(9)

Retained earnings	26,455	25,316	24,929	4	6

Treasury shares, at cost	0	(552)	(1,637)	100	100

Accumulated other comprehensive income/(loss)	(15,011)	(14,555)	(11,253)	3	33

Total shareholders' equity	34,057	33,282	36,815	2	(7)

Goodwill	(8,433)	(8,585)	(9,399)	(2)	(10)

Other intangible assets	(294)	(312)	(398)	(6)	(26)

Tangible shareholders' equity [1]	25,330	24,385	27,018	4	(6)

Book value per share (CHF)

Total book value per share	28.36	28.35	31.88	0	(11)

Goodwill per share	(7.02)	(7.31)	(8.14)	(4)	(14)

Other intangible assets per share	(0.24)	(0.27)	(0.34)	(11)	(29)

Tangible book value per share	21.10	20.77	23.40	2	(10)

1 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that tangible shareholders' equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Regulatory capital developments and proposals
In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework is designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. For more information, refer to the table “BCBS Basel III phase-in arrangements”. The BCBS agreement was adopted by the G-20 nations in November 2010. Each G-20 nation will now need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

BCBS Basel III phase-in arrangements

January 1	2013		2014		2015		2016		2017		2018		2019

Basel III phase-in arrangements

Minimum common equity capital ratio	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%

Capital conservation buffer							0.625%	[1]	1.25%	[1]	1.875%	[1]	2.5%

Minimum common equity plus capital conservation buffer	3.5%	[1]	4.0%	[1]	4.5%	[1]	5.125%	[1]	5.75%	[1]	6.375%	[1]	7.0%

Phase-in deductions from common equity tier 1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%

Minimum tier 1 capital	4.5%	[1]	5.5%	[1]	6.0%		6.0%		6.0%		6.0%		6.0%

Minimum total capital	8.0%		8.0%		8.0%		8.0%		8.0%		8.0%		8.0%

Minimum total capital plus conservation buffer	8.0%		8.0%		8.0%		8.625%	[1]	9.25%	[1]	9.875%	[1]	10.5%

Capital instruments that no longer qualify as non-core tier 1 capital or tier 2 capital	Phased out over ten-year horizon beginning 2013

Source: BCBS.
1 Indicates transition period. 2 Includes amounts exceeding the limit for deferred tax assets and participations in financial institutions.

In early October 2010, the Expert Commission appointed by the Swiss Federal Council released its report with recommendations on how to address the “Too Big to Fail” issues relating to big banks. The recommendations include capital and liquidity requirements and proposals regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The recommendations on capital requirements build on Basel III, but go beyond its minimum standards and the current “Swiss finish”. In December 2010, the Swiss Federal Council made a submission for legislative proposals to amend the Banking Act in 2011 based on a report by the Expert Commission. The consultation period ended in 1Q11. The Swiss Parliament is expected to consider many of the recommendations beginning in June 2011.

The Expert Commission recommended that the Swiss capital requirements track the phase-in of the Basel III requirements. If enacted into law, the Group and the Bank would be required to have common equity of at least 10% of RWAs and contingent capital or other qualifying capital of another 9% of RWAs by January 1, 2019. These recommended requirements may change depending on the market share and size of the big banks and the terms of the requirements enacted into law by the Swiss Parliament. Assuming the Expert Commission’s recommendations become law, Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing contingent capital or other instruments that qualify for the buffer and progressive capital components.

For more information, refer to the chart “Comparison of capital requirement frameworks”, III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Regulatory capital developments and proposals in the Credit Suisse Annual Report 2010 and Capital Management – Capital issuances.

In June 2010, the BCBS announced its decision to postpone the implementation of the revisions to the Basel II market risk framework (Basel II.5) to no later than December 31, 2011. On November 10, 2010, the Swiss Federal Council decided to follow the proposal of FINMA and implement the revisions to the Basel II market risk framework for FINMA regulatory capital purposes by the original implementation date of January 2011. The Basel II.5 revisions include an incremental risk charge, for default and migration risk, and a stressed VaR framework, which are reflected in RWAs. The implementation of the Basel II.5 revisions for FINMA capital purposes increased our RWAs as of the end of 1Q11 by CHF 30.6 billion and reduced tier 1 capital as of the end of 1Q11 by CHF 2.7 billion, resulting in a core tier 1 ratio of 10.2% under Basel II.5. This Basel II.5 impact primarily related to the Investment Banking securitized products business. For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital (refer to the table “Basel II.5 risk-weighted assets and allocated deductions”). We expect the combined Basel II.5 and Basel III revisions to increase our RWAs, substantially all in the securitized products, rates, credit, equity derivatives and emerging markets businesses in Investment Banking, to approximately CHF 400 billion on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing RWAs by approximately CHF 50 billion to CHF 70 billion in exit businesses, securitized products, emerging markets and derivatives in Investment Banking.

Basel II.5 risk-weighted assets and allocated deductions

end of 1Q11	Basel II RWAs	Incremental Basel II.5 RWA impact	Total Basel II.5 RWAs	Capital deductions under Basel II	[1]	Additional capital deductions under Basel II.5	[1]	Total capital deductions	[1]

Risk-weighted assets and allocated deductions (CHF million)

Private Banking	64,041	11	64,052	306		0		306

Investment Banking	124,233	30,032	154,265	447		2,743		3,190

Asset Management	12,709	0	12,709	459		0		459

Corporate Center	11,213	594	11,807	22		0		22

Total	212,196	30,637	242,833	1,234		2,743		3,977

1 For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.
Economic capital

	in / end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	38,514	37,725	37,467	2	3

Economic adjustments [1]	3,408	2,912	4,422	17	(23)

Economic capital resources	41,922	40,637	41,889	3	0

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,755	20,635	25,073	1	(17)

Operational risk	2,890	2,936	2,811	(2)	3

Other risks [2]	7,990	5,579	4,660	43	71

Utilized economic capital	31,635	29,150	32,544	9	(3)

Economic capital coverage ratio (%)

Economic capital coverage ratio [3]	133	139	129	–	–

Utilized economic capital by segment (CHF million)

Private Banking	6,938	6,372	6,245	9	11

Investment Banking	20,109	18,425	21,649	9	(7)

Asset Management	3,410	3,277	3,412	4	0

Corporate Center [4]	1,196	1,092	1,255	10	(5)

Utilized economic capital - Credit Suisse [5]	31,635	29,150	32,544	9	(3)

Average utilized economic capital by segment (CHF million)

Private Banking	6,655	6,591	6,201	1	7

Investment Banking	19,267	18,740	20,545	3	(6)

Asset Management	3,343	3,427	3,375	(2)	(1)

Corporate Center [4]	1,144	1,106	1,253	3	(9)

Average utilized economic capital - Credit Suisse [6]	30,393	29,845	31,357	2	(3)

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1 Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2011. 3 Ratio between economic capital resources and utilized economic capital. 4 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 5 Includes a diversification benefit of CHF 18 million, CHF 16 million and CHF 17 million as of the end of 1Q11, 4Q10 and 1Q10, respectively. 6 Includes a diversification benefit of CHF 16 million, CHF 19 million and CHF 17 million as of the end of 1Q11, 4Q10 and 1Q10, respectively.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 1Q11, we made a number of enhancements to the position risk methodology for risk management purposes. For further information, refer to Risk management – Economic capital and position risk. In addition, within economic capital resources, we refined our economic adjustments methodology for anticipated dividends. Prior periods have been restated for methodology changes in order to show meaningful trends. The total impacts of methodology changes on 4Q10 utilized economic capital and economic capital resources were decreases of CHF 147 million, or 1%, and CHF 311 million, or 1%, respectively, and a reduction in the economic capital ratio as of the end of 4Q10 to 139% from 140%.

We are assessing the implications for the economic capital framework and the economic capital coverage ratio definition of the implementation of Basel II.5 and Basel III. For further information, refer to Regulatory capital developments and proposals.

Utilized economic capital trends
In 1Q11, our utilized economic capital increased 9% due to higher other risks from increased pension risk reflecting updates to asset and liability valuations, higher interest rate risk on treasury positions within other risks, increased foreign exchange risk between utilized economic capital and economic capital resources and higher expense risk, and increased international lending & counterparty position risks. Excluding the US dollar translation impact, utilized economic capital increased 10%.

For Private Banking, utilized economic capital increased 9%, primarily due to an increase in other risks from higher pension risk, reflecting updates to asset and liability valuations, and higher interest rate risk on treasury positions, partially offset by lower position risk in private banking corporate & retail lending.

For Investment Banking, utilized economic capital increased 9%, primarily due to higher other risks from increased expense risk, higher interest rate risk on treasury positions and higher pension risk, reflecting updates to asset and liability valuations, and higher international lending & counterparty position risks. Excluding the US dollar translation impact, utilized economic capital increased 11%.

For Asset Management, utilized economic capital increased 4%, primarily due to higher interest rate risk on treasury positions and an increase in equity trading & investments position risk. Excluding the US dollar translation impact, utilized economic capital increased 6%.

For Corporate Center, higher utilized economic capital reflected an increase in foreign exchange risk between utilized economic capital and economic capital resources, partially offset by lower expense risk from the diversification benefit.

For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio decreased to 133% in 1Q11 from 139% in 4Q10, primarily reflecting higher utilized economic capital, partially offset by higher economic capital resources due to an increase in tier 1 capital and higher economic adjustments as a result of an increase in anticipated dividends. Our coverage ratio is within our target band of 110% to 140%.

Risk management
Our overall position risk increased 1% in 1Q11. Excluding the US dollar translation impact, position risk increased 3%. Average risk management VaR decreased 11% to CHF 92 million and period-end risk management VaR decreased 3% to CHF 84 million. In US dollar terms, average risk management VaR decreased 8%.

Economic capital and position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2010.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. In 1Q11, a number of enhancements to the position risk methodology for risk management purposes were made to international lending and counterparty exposures and fixed income trading. For international lending & counterparty exposures, there was an enhancement to the calculation of fair value loan exposures, and for fixed income trading, certain commodity positions are now captured using a scenario-based approach. Prior periods have been restated for methodology changes in order to show meaningful trends. The total impact of 1Q11 methodology changes on 4Q10 position risk was a decrease of CHF 77 million, or 1%.

Position risk

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,348	2,293	4,452	2	(47)

Equity trading & investments	2,396	2,363	2,839	1	(16)

Private banking corporate & retail lending	2,017	2,072	2,310	(3)	(13)

International lending & counterparty exposures	4,413	4,230	4,434	4	0

Emerging markets country event risk	579	632	733	(8)	(21)

Real estate & structured assets [2]	2,616	2,597	2,603	1	0

Simple sum across risk categories	14,369	14,187	17,371	1	(17)

Diversification benefit [3]	(2,678)	(2,613)	(3,222)	2	(17)

Position risk (99% confidence level for risk management purposes)	11,691	11,574	14,149	1	(17)

Position risk (99.97% confidence level for capital management purposes)	20,755	20,635	25,073	1	(17)

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Key position risk trends
Position risk for risk management purposes at the end of 1Q11 increased 1% compared to the end of 4Q10. International lending & counterparty exposures increased due to higher loan exposures in leveraged finance and corporate banking. Position risks also increased in fixed income trading due to higher credit spread exposures, in equity trading & investments due to higher traded equity positions, and in real estate & structured assets due to higher non-agency RMBS exposures. Private banking corporate & retail lending position risks decreased due to lower commercial mortgages and commercial loan risk. Emerging markets country event risk declined due to lower exposure in Eastern Europe, Latin America and the Middle East. Excluding the US dollar translation impact, position risk increased 3%.

Compared to the end of 1Q10, position risk for risk management purposes decreased 17%, mainly due to the US dollar translation impact. Fixed income trading decreased following a reduction in credit spread and interest rate exposures. Position risks decreased in equity trading & investments, mainly due to lower traded equity derivative exposures, in private banking corporate & retail lending due to updated loan default and recovery parameters reflecting improved economic conditions, and in emerging markets country event risk due to lower exposure in Eastern Europe, Latin America and the Middle East. International lending & counterparty exposures and real estate & structured assets were stable due to the US dollar translation impact, which offset increases due to higher loan and derivative exposures and higher non-agency RMBS exposures, respectively, in Investment Banking. Excluding the US dollar translation impact, position risk decreased 7%.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.

As part of the ongoing review to improve risk management approaches and methodologies, we enhanced the VaR methodology for non-agency RMBS exposures to reflect the risk of assets traded on a price basis instead of a spread-basis and to better capture non-linear effects and basis risk.

Risk management VaR adjusts VaR in cases where short-term market volatility over a six-month period is different than long-term volatility in a three-year dataset. We believe this makes VaR a more useful risk management tool and one that better reflects short-term market volatility. We have approval from FINMA to use this VaR methodology for risk management purposes. For market risk regulatory capital, we continued to use a scaled VaR methodology, referred to as regulatory VaR, which adjusts VaR in cases where short-term market volatility is higher than long-term volatility in a three-year dataset.

We implemented new risk measurement models, including an incremental risk charge and stressed VaR, to meet the Basel II.5 market risk framework for FINMA regulatory capital purposes effective January 1, 2011. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reducing the pro-cyclicality of the minimum capital requirements for market risk.

For both risk management VaR and regulatory VaR, we present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 99% VaR (CHF)

	Risk Management VaR							Regulatory VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

1Q11 (CHF million)

Average	113	10	8	20	(59)		92	132

Minimum	96	4	5	10	–	[1]	72	103

Maximum	125	21	17	58	–	[1]	113	161

End of period	107	12	6	19	(60)		84	120

4Q10 (CHF million)

Average	107	19	16	25	(64)		103	137

Minimum	81	6	8	9	–	[1]	72	103

Maximum	124	46	28	55	–	[1]	151	205

End of period	95	21	10	18	(57)		87	124

1Q10 (CHF million)

Average	131	9	17	24	(76)		105	136

Minimum	115	4	13	11	–	[1]	79	103

Maximum	154	21	20	40	–	[1]	153	198

End of period	154	15	15	24	(78)		130	184

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 99% VaR (USD)

	Risk Management VaR							Regulatory VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

1Q11 (USD million)

Average	120	10	8	21	(61)		98	140

Minimum	102	5	5	10	–	[1]	80	114

Maximum	132	22	18	63	–	[1]	124	177

End of period	115	12	6	20	(62)		91	130

4Q10 (USD million)

Average	110	19	17	26	(66)		106	140

Minimum	82	6	9	10	–	[1]	73	104

Maximum	126	48	28	56	–	[1]	158	210

End of period	102	23	11	19	(63)		92	132

1Q10 (USD million)

Average	124	8	16	22	(71)		99	129

Minimum	108	4	13	10	–	[1]	73	95

Maximum	146	19	19	38	–	[1]	146	189

End of period	145	15	14	22	(74)		122	172

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average risk management VaR during 1Q11 decreased 11% to CHF 92 million from 4Q10, reflecting reductions in market volatility and lower risk in equities, partially offset by increased interest rate & credit spread risk following the introduction of the enhanced non-agency RMBS VaR methodology. Average risk management VaR decreased 12% from 1Q10.

Period-end risk management VaR as of the end of 1Q11 decreased 3% to CHF 84 million from the end of 4Q10, and decreased 35% from the end of 1Q10. The decline in period-end risk management VaR from 1Q10 reflected decreased interest rate, credit and equity exposures.

The impact of the non-agency RMBS methodology change on 4Q10 average risk management VaR would have been an increase of 6% from CHF 103 million to CHF 109 million.
In 1Q11, average regulatory VaR was CHF 132 million, a decrease of 4% from 4Q10. Average regulatory VaR decreased 3% from 1Q10.
Period-end regulatory VaR as of the end of 1Q11 decreased 3% to CHF 120 million from the end of 4Q10, and decreased 35% from the end of 1Q10. The decline in period-end regulatory VaR from 1Q10 primarily reflected decreased interest rate, credit and equity exposures.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no regulatory VaR backtesting exceptions during 1Q11. The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q11 with those for 4Q10 and 1Q10. The dispersion of trading revenues indicates of the day-to-day volatility in our trading activities. For further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 7.0 million as of the end of 1Q11, compared to a valuation increase of CHF 8.5 million as of the end of 4Q10.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2010. For further information on counterparty credit risk, refer to Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.

Our risk-based credit exposure to Portugal, Italy, Ireland, Greece and Spain was not material to our financial condition as of the end of 1Q11. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2010.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Balance sheet (CHF million)

Gross loans	223,516	219,891	230,033	2	(3)

Loans held-for-sale	25,514	24,925	31,015	2	(18)

Traded loans	4,400	4,346	5,364	1	(18)

Derivative instruments [1]	45,426	50,477	56,155	(10)	(19)

Total balance sheet	298,856	299,639	322,567	0	(7)

Off-balance sheet (CHF million)

Loan commitments [2]	217,800	209,553	224,093	4	(3)

Credit guarantees and similar instruments	5,720	7,408	9,700	(23)	(41)

Irrevocable commitments under documentary credits	4,522	4,551	4,769	(1)	(5)

Total off-balance sheet	228,042	221,512	238,562	3	(4)

Total credit risk	526,898	521,151	561,129	1	(6)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 137 billion, CHF 137 billion and CHF 140 billion of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 1Q11, 4Q10 and 1Q10, respectively.

Loan exposure
Compared to the end of 4Q10, gross loans increased 2% to CHF 223.5 billion. In Private Banking, the increase of 2% to CHF 186.6 billion was primarily due to an increase in consumer loans, while corporate and institutional loans were stable. In consumer loans, the increase was primarily due to the growth in loans collateralized by securities and mortgages to individuals in Switzerland. Gross loans in Investment Banking increased 2% to CHF 37.0 billion, primarily due to an increase in loan exposures to financial institutions and higher commercial and industrial loans.

Gross impaired loans decreased 8% to CHF 1.7 billion due to a decrease of 4% in Private Banking, mainly from certain repayments and write-offs, and a decline of 17% in Investment Banking, primarily due to restructurings and loan sales. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including credit default swaps (CDS).

We recorded a net release of provision for credit losses of CHF 7 million in 1Q11, compared to a net release of CHF 23 million in 4Q10, as a net release of provision of CHF 19 million in Investment Banking was partially offset by a net new provision of CHF 12 million in Private Banking. For further information, refer to II – Results by division – Private Banking and Investment Banking.

Compared to the end of 1Q10, gross loans decreased 3%, as a significant decrease in Investment Banking was partially offset by an increase in Private Banking. In Investment Banking, in addition to the US dollar translation impact, we had a decrease across all classes, but particularly in commercial and industrial loans and in loans to governments and public institutions. The increase of gross loans of 4% in Private Banking was primarily due to higher exposures in loans collateralized by securities, mortgages and commercial and industrial loans. Gross impaired loans decreased CHF 537 million, or 24%, driven by lower non-performing loans in Investment Banking and lower non-interest-earning loans in Private Banking.

Loans

	Private Banking						Investment Banking			Credit Suisse			[1]

end of	1Q11		4Q10		1Q10		1Q11	4Q10	1Q10	1Q11	4Q10	1Q10

Loans (CHF million)

Mortgages	85,449		84,625		83,195		0	0	0	85,449	84,625	83,195

Loans collateralized by securities	26,076		24,552		22,822		0	0	0	26,076	24,552	22,822

Consumer finance	5,048		5,026		4,377		694	682	1,011	5,742	5,708	5,388

Consumer loans	116,573		114,203		110,394		694	682	1,011	117,267	114,885	111,405

Real estate	21,558		21,209		21,741		2,288	2,153	3,560	23,846	23,362	25,301

Commercial and industrial loans	39,960		39,812		38,512		15,115	14,861	20,515	55,075	54,673	59,027

Financial institutions	7,231		7,309		7,862		17,921	17,463	21,678	25,146	24,764	29,572

Governments and public institutions	1,232		1,131		1,120		950	1,076	3,608	2,182	2,207	4,728

Corporate and institutional loans	69,981	[2]	69,461	[2]	69,235	[2]	36,274	35,553	49,361	106,249	105,006	118,628

Gross loans	186,554		183,664		179,629		36,968	36,235	50,372	223,516	219,891	230,033

of which held at fair value	367		–		–		19,476	18,552	25,449	19,843	18,552	25,449

Net (unearned income) / deferred expenses	(7)		(2)		11		(25)	(30)	(34)	(32)	(32)	(23)

Allowance for loan losses [3]	(752)		(782)		(909)		(222)	(235)	(360)	(974)	(1,017)	(1,269)

Net loans	185,795		182,880		178,731		36,721	35,970	49,978	222,510	218,842	228,741

Impaired loans (CHF million)

Non-performing loans	677		626		666		266	335	669	943	961	1,335

Non-interest-earning loans	293		321		399		19	19	0	312	340	399

Total non-performing and non-interest-earning loans	970		947		1,065		285	354	669	1,255	1,301	1,734

Restructured loans	0		4		0		41	48	70	41	52	70

Potential problem loans	324		397		341		100	113	112	424	510	453

Total other impaired loans	324		401		341		141	161	182	465	562	523

Gross impaired loans [3]	1,294		1,348		1,406		426	515	851	1,720	1,863	2,257

of which loans with a specific allowance	1,098		1,164		1,149		392	487	748	1,490	1,651	1,897

of which loans without a specific allowance	196		184		257		34	28	103	230	212	360

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	782		822		937		235	287	458	1,017	1,109	1,395

Net movements recognized in statements of operations	13		4		22		(1)	(41)	(46)	12	(37)	(24)

Gross write-offs	(52)		(47)		(59)		(9)	(3)	(69)	(61)	(50)	(128)

Recoveries	7		12		8		1	3	10	8	15	18

Net write-offs	(45)		(35)		(51)		(8)	0	(59)	(53)	(35)	(110)

Provisions for interest	0		1		0		2	2	0	2	3	0

Foreign currency translation impact and other adjustments, net	2		(10)		1		(6)	(13)	7	(4)	(23)	8

Balance at end of period [3]	752		782		909		222	235	360	974	1,017	1,269

of which individually evaluated for impairment	555		585		670		157	164	211	712	749	881

of which collectively evaluated for impairment	197		197		239		65	71	149	262	268	388

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.5		0.6		1.6	2.0	2.7	0.6	0.6	0.8

Gross impaired loans / Gross loans [4]	0.7		0.7		0.8		2.4	2.9	3.4	0.8	0.9	1.1

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	77.5		82.6		85.4		77.9	66.4	53.8	77.6	78.2	73.2

Allowance for loan losses / Gross impaired loans [3]	58.1		58.0		64.7		52.1	45.6	42.3	56.6	54.6	56.2

1 Includes Asset Management and Corporate Center. 2 Of which CHF 45,460 million, CHF 47,912 million and CHF 47,940 million were secured by financial collateral and mortgages at the end of 1Q11, 4Q10 and 1Q10, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Balance sheet and off-balance sheet
Total assets were CHF 1,016.5 billion and total liabilities were CHF 973.2 billion. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary

	end of				% change

	1Q11	4Q10	1Q10	QoQ	YoY

Assets (CHF million)

Cash and due from banks	73,360	65,467	44,550	12	65

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204,491	220,443	241,183	(7)	(15)

Trading assets	314,201	324,704	340,904	(3)	(8)

Net loans	222,510	218,842	228,741	2	(3)

Brokerage receivables	47,275	38,769	41,171	22	15

All other assets	154,631	163,780	177,254	(6)	(13)

Total assets	1,016,468	1,032,005	1,073,803	(2)	(5)

Liabilities and equity (CHF million)

Due to banks	41,113	37,493	35,916	10	14

Customer deposits	293,295	287,564	275,316	2	7

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	141,078	168,394	181,462	(16)	(22)

Trading liabilities	134,846	133,997	156,151	1	(14)

Long-term debt	175,877	173,752	185,147	1	(5)

Brokerage payables	64,693	61,746	68,850	5	(6)

All other liabilities	122,278	126,044	123,205	(3)	(1)

Total liabilities	973,180	988,990	1,026,047	(2)	(5)

Total shareholders' equity	34,057	33,282	36,815	2	(7)

Noncontrolling interests	9,231	9,733	10,941	(5)	(16)

Total equity	43,288	43,015	47,756	1	(9)

Total liabilities and equity	1,016,468	1,032,005	1,073,803	(2)	(5)

Balance sheet
Total assets were CHF 1,016.5 billion as of the end of 1Q11, down slightly from the end of 4Q10. Excluding the foreign exchange translation impacts, total assets were stable. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 16.0 billion, or 7%, mainly from a decline in resale agreements collateralized by government securities. Trading assets decreased CHF 10.5 billion, or 3%, and all other assets decreased CHF 9.1 billion, or 6%. These decreases were offset by increases of CHF 8.5 billion, or 22%, in brokerage receivables, reflecting client-flow business, CHF 7.9 billion, or 12%, in cash and due from banks, mainly from increased US dollar central bank holdings, and CHF 3.7 billion, or 2%, in net loans.

The decrease in all other assets included a decrease of CHF 5.1 billion, or 12%, in securities received as collateral, a decrease of CHF 1.9 billion, or 23%, in investment securities, and a decrease of CHF 1.5 billion, or 2%, in other assets, mainly relating to a decrease in cash collateral on derivative instruments.

Total liabilities were CHF 973.2 billion as of the end of 1Q11, down slightly from the end of 4Q10. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 27.3 billion, or 16%, and all other liabilities decreased CHF 3.8 billion, or 3%. These decreases were mostly offset by increases of CHF 5.7 billion, or 2%, in customer deposits, CHF 3.6 billion, or 10%, in due to banks, CHF 2.9 billion, or 5%, in brokerage payables and CHF 2.1 billion, or 1%, in long-term debt.

The decrease in all other liabilities primarily included a decrease of CHF 5.1 billion, or 12%, in obligation to return securities received as collateral, partially offset by an increase of CHF 1.3 billion, or 6%, in short-term borrowings.

For further information, including our funding of the balance sheet and the leverage ratio, refer to Treasury management – Funding sources and uses and Capital management.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2010 and Note 24 – Guarantees and commitments and Note 29 – Litigation in V – Condensed consolidated financial statements – unaudited.

Condensed consolidated financial statements – unaudited
Report of the Independent Registered Public Accounting Firm
Condensed consolidated financial statements unaudited
Notes to the condensed consolidated financial statements unaudited

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of March 31, 2011 and 2010 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the three-month periods ended March 31, 2011 and 2010. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2010, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
May 10, 2011

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	5,452	5,631	5,806	(3)	(6)

Interest expense	(3,699)	(3,955)	(3,859)	(6)	(4)

Net interest income	1,753	1,676	1,947	5	(10)

Commissions and fees	3,671	3,827	3,407	(4)	8

Trading revenues	2,011	1,315	3,452	53	(42)

Other revenues	721	450	207	60	248

Net revenues	8,156	7,268	9,013	12	(10)

Provision for credit losses	(7)	(23)	(50)	(70)	(86)

Compensation and benefits	4,029	3,371	3,893	20	3

General and administrative expenses	1,632	1,743	1,675	(6)	(3)

Commission expenses	536	575	520	(7)	3

Total other operating expenses	2,168	2,318	2,195	(6)	(1)

Total operating expenses	6,197	5,689	6,088	9	2

Income from continuing operations before taxes	1,966	1,602	2,975	23	(34)

Income tax expense	465	405	839	15	(45)

Income from continuing operations	1,501	1,197	2,136	25	(30)

Income/(loss) from discontinued operations, net of tax	0	0	(19)	–	100

Net income	1,501	1,197	2,117	25	(29)

Net income attributable to noncontrolling interests	362	356	62	2	484

Net income attributable to shareholders	1,139	841	2,055	35	(45)

of which from continuing operations	1,139	841	2,074	35	(45)

of which from discontinued operations	0	0	(19)	–	100

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	0.91	0.59	1.66	54	(45)

Basic earnings per share from discontinued operations	0.00	0.00	(0.02)	–	100

Basic earnings per share	0.91	0.59	1.64	54	(45)

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	0.90	0.59	1.65	53	(45)

Diluted earnings per share from discontinued operations	0.00	0.00	(0.02)	–	100

Diluted earnings per share	0.90	0.59	1.63	53	(45)

Consolidated balance sheets (unaudited)

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Assets (CHF million)

Cash and due from banks	73,360	65,467	44,550	12	65

of which reported from consolidated VIEs	1,510	1,432	1,666	5	(9)

Interest-bearing deposits with banks	1,437	1,524	2,124	(6)	(32)

of which reported at fair value	0	0	294	–	(100)

of which reported from consolidated VIEs	0	0	294	–	(100)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204,491	220,443	241,183	(7)	(15)

of which reported at fair value	116,468	136,906	133,233	(15)	(13)

of which reported from consolidated VIEs	0	0	1,355	–	(100)

Securities received as collateral, at fair value	37,033	42,147	43,750	(12)	(15)

of which encumbered	20,734	21,352	31,667	(3)	(35)

Trading assets, at fair value	314,201	324,704	340,904	(3)	(8)

of which encumbered	88,210	87,723	124,226	1	(29)

of which reported from consolidated VIEs	8,469	8,717	7,472	(3)	13

Investment securities	6,483	8,397	9,898	(23)	(35)

of which reported at fair value	6,026	7,945	9,455	(24)	(36)

of which reported from consolidated VIEs	55	72	0	(24)	–

Other investments	16,166	16,482	19,873	(2)	(19)

of which reported at fair value	13,033	13,448	17,165	(3)	(24)

of which reported from consolidated VIEs	2,482	2,334	2,346	6	6

Net loans	222,510	218,842	228,741	2	(3)

of which reported at fair value	19,843	18,552	25,449	7	(22)

of which encumbered	553	783	1,072	(29)	(48)

of which reported from consolidated VIEs	4,459	3,745	5,747	19	(22)

allowance for loan losses	(974)	(1,017)	(1,269)	(4)	(23)

Premises and equipment	6,669	6,725	6,551	(1)	2

of which reported from consolidated VIEs	80	72	52	11	54

Goodwill	8,433	8,585	9,399	(2)	(10)

Other intangible assets	294	312	398	(6)	(26)

of which reported at fair value	58	66	107	(12)	(46)

Brokerage receivables	47,275	38,769	41,171	22	15

Other assets	78,116	79,585	85,166	(2)	(8)

of which reported at fair value	39,216	39,470	47,787	(1)	(18)

of which encumbered	2,534	2,388	3,486	6	(27)

of which reported from consolidated VIEs	18,749	19,570	19,819	(4)	(5)

Assets of discontinued operations held-for-sale	0	23	95	(100)	(100)

Total assets	1,016,468	1,032,005	1,073,803	(2)	(5)

Consolidated balance sheets (unaudited) (continued)

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Liabilities and equity (CHF million)

Due to banks	41,113	37,493	35,916	10	14

of which reported at fair value	4,443	3,444	4,554	29	(2)

Customer deposits	293,295	287,564	275,316	2	7

of which reported at fair value	3,607	3,537	3,857	2	(6)

of which reported from consolidated VIEs	29	54	39	(46)	(26)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	141,078	168,394	181,462	(16)	(22)

of which reported at fair value	111,385	123,697	111,196	(10)	0

Obligation to return securities received as collateral, at fair value	37,033	42,147	43,750	(12)	(15)

Trading liabilities, at fair value	134,846	133,997	156,151	1	(14)

of which reported from consolidated VIEs	183	188	395	(3)	(54)

Short-term borrowings	23,023	21,683	13,773	6	67

of which reported at fair value	4,838	3,308	3,591	46	35

of which reported from consolidated VIEs	4,733	4,333	4,204	9	13

Long-term debt	175,877	173,752	185,147	1	(5)

of which reported at fair value	83,811	83,692	92,615	0	(10)

of which reported from consolidated VIEs	20,155	19,739	21,489	2	(6)

Brokerage payables	64,693	61,746	68,850	5	(6)

Other liabilities	62,222	62,214	65,682	0	(5)

of which reported at fair value	31,995	29,185	31,866	10	0

of which reported from consolidated VIEs	778	840	929	(7)	(16)

Total liabilities	973,180	988,990	1,026,047	(2)	(5)

Common shares	48	47	47	2	2

Additional paid-in capital	22,565	23,026	24,729	(2)	(9)

Retained earnings	26,455	25,316	24,929	4	6

Treasury shares, at cost	0	(552)	(1,637)	100	100

Accumulated other comprehensive income/(loss)	(15,011)	(14,555)	(11,253)	3	33

Total shareholders' equity	34,057	33,282	36,815	2	(7)

Noncontrolling interests	9,231	9,733	10,941	(5)	(16)

Total equity	43,288	43,015	47,756	1	(9)

Total liabilities and equity	1,016,468	1,032,005	1,073,803	(2)	(5)

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,468.3	1,468.3	1,468.6	0	0

Issued shares (million)	1,201.0	1,186.1	1,185.8	1	1

Treasury shares (million)	0.0	(12.2)	(30.9)	100	100

Shares outstanding (million)	1,201.0	1,173.9	1,154.9	2	4

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

1Q11 (CHF million)

Balance at beginning of period	47	23,026		25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(1)		–	–	–	(1)	–		(1)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(375)		(375)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)		–	–	–	(7)	7		–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	93		93	–

Net income/(loss)	–	–		1,139	–	–	1,139	357	[4]	1,496	–

Gains/(losses) on cash flow hedges	–	–		–	–	(17)	(17)	–		(17)	–

Foreign currency translation	–	–		–	–	(429)	(429)	(153)		(582)	–

Unrealized gains/(losses) on securities	–	–		–	–	(40)	(40)	–		(40)	–

Actuarial gains/(losses)	–	–		–	–	27	27	–		27	–

Net prior service cost	–	–		–	–	3	3	–		3	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(456)	(456)	(153)		(609)	–

Issuance of common shares	1	622		–	–	–	623	–		623	14,846,351

Sale of treasury shares	–	138		–	4,663	–	4,801	–		4,801	111,799,533

Repurchase of treasury shares	–	–		–	(4,380)	–	(4,380)	–		(4,380)	(105,810,094)

Share-based compensation, net of tax	–	(1,071)	[5]	–	269	–	(802)	(1)		(803)	6,238,938

Financial instruments indexed to own shares [6]	–	(15)		–	–	–	(15)	–		(15)	–

Cash dividends paid	–	–		–	–	–	–	(11)		(11)	–

Changes in redeemable noncontrolling interests	–	(127)	[7]	–	–	–	(127)	(90)		(217)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(329)		(329)	–

Balance at end of period	48	22,565		26,455	0	(15,011)	34,057	9,231		43,288	1,201,020,793	[8]

1 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 5 million due to redeemable noncontrolling interests. 5 Includes a net tax charge of CHF 211 million from the excess recognized compensation expense over fair value of shares delivered. 6 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. For further information, refer to Note 24 – Guarantees and commitments – Other commitments. 8 At par value CHF 0.04 each, fully paid. A maximum of 267,254,927 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

4Q10 (CHF million)

Balance at beginning of period	47	22,656	24,570	(93)	(13,092)	34,088	10,587	44,675	1,184,336,359

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(21)	–	–	–	(21)	(16)	(37)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(948)	(948)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	48	48	–

Net income/(loss)	–	–	841	–	–	841	356	1,197	–

Gains/(losses) on cash flow hedges	–	–	–	–	(16)	(16)	–	(16)	–

Foreign currency translation	–	–	–	–	(1,294)	(1,294)	(291)	(1,585)	–

Unrealized gains/(losses) on securities	–	–	–	–	(35)	(35)	–	(35)	–

Actuarial gains/(losses)	–	–	–	–	(121)	(121)	–	(121)	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,463)	(1,463)	(291)	(1,754)	–

Issuance of common shares	–	1	–	–	–	1	–	1	23,615

Sale of treasury shares	–	53	–	3,457	–	3,510	–	3,510	84,149,886

Repurchase of treasury shares	–	–	–	(3,943)	–	(3,943)	–	(3,943)	(95,166,551)

Share-based compensation, net of tax	–	308	–	27	–	335	2	337	602,756

Financial instruments indexed to own shares	–	29	–	–	–	29	–	29	–

Cash dividends paid	–	–	(95)	–	–	(95)	(16)	(111)	–

Change in scope of consolidation, net	–	–	–	–	–	–	11	11	–

Balance at end of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015	1,173,946,065

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q10 (CHF million)

Balance at beginning of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(5)	(5)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(201)	(201)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–	–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	128	128	–

Net income/(loss)	–	–	2,055	–	–	2,055	62	2,117	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–	–	–	7	7	–	7	–

Foreign currency translation	–	–	–	–	219	219	184	403	–

Unrealized gains/(losses) on securities	–	–	–	–	5	5	–	5	–

Actuarial gains/(losses)	–	–	–	–	16	16	–	16	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	250	250	184	434	–

Issuance of common shares	–	21	–	–	–	21	–	21	466,449

Sale of treasury shares	–	18	–	6,232	–	6,250	–	6,250	125,995,076

Repurchase of treasury shares	–	–	–	(7,405)	–	(7,405)	–	(7,405)	(148,502,385)

Share-based compensation, net of tax	–	(38)	–	392	–	354	–	354	7,732,961

Financial instruments indexed to own shares	–	22	–	–	–	22	–	22	–

Cash dividends paid	–	–	–	–	–	–	(79)	(79)	–

Change in scope of consolidation, net	–	–	–	–	–	–	70	70	–

Other	–	–	–	–	–	–	(30)	(30)	–

Balance at end of period	47	24,729	24,929	(1,637)	(11,253)	36,815	10,941	47,756	1,154,902,996

Consolidated statements of comprehensive income (unaudited)

	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Comprehensive income (CHF million)

Net income	1,501	1,197	2,117	25	(29)

Other comprehensive income/(loss), net of tax	(609)	(1,754)	434	(65)	–

Comprehensive income/(loss)	892	(557)	2,551	–	(65)

Comprehensive income/(loss) attributable to noncontrolling interests	209	65	246	222	(15)

Comprehensive income/(loss) attributable to shareholders	683	(622)	2,305	–	(70)

Consolidated statements of cash flows (unaudited)

	in		% change

	1Q11	1Q10	YoY

Operating activities of continuing operations (CHF million)

Net income	1,501	2,117	(29)

(Income)/loss from discontinued operations, net of tax	0	19	(100)

Income from continuing operations	1,501	2,136	(30)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	267	287	(7)

Provision for credit losses	(7)	(50)	(86)

Deferred tax provision	394	531	(26)

Share of net income from equity method investments	(22)	(34)	(35)

Trading assets and liabilities, net	11,867	19,791	(40)

(Increase)/decrease in other assets	(9,070)	7,676	–

Increase/(decrease) in other liabilities	4,909	1,474	233

Other, net	(888)	(158)	462

Total adjustments	7,450	29,517	(75)

Net cash provided by/(used in) operating activities of continuing operations	8,951	31,653	(72)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	84	(593)	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,341	(26,777)	–

Purchase of investment securities	(807)	(523)	54

Proceeds from sale of investment securities	1,927	685	181

Maturities of investment securities	809	1,047	(23)

Investments in subsidiaries and other investments	(591)	(173)	242

Proceeds from sale of other investments	778	579	34

(Increase)/decrease in loans	(3,918)	(286)	–

Proceeds from sales of loans	69	250	(72)

Capital expenditures for premises and equipment and other intangible assets	(267)	(372)	(28)

Proceeds from sale of premises and equipment and other intangible assets	2	2	0

Other, net	(13)	105	–

Net cash provided by/(used in) investing activities of continuing operations	9,414	(26,056)	–

Consolidated statements of cash flows (unaudited) (continued)

	in		% change

	1Q11	1Q10	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	11,396	(4,407)	–

Increase/(decrease) in short-term borrowings	1,511	1,641	(8)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(23,934)	(13,903)	72

Issuances of long-term debt	13,182	15,899	(17)

Repayments of long-term debt	(11,186)	(11,856)	(6)

Issuances of common shares	623	21	–

Sale of treasury shares	4,801	6,250	(23)

Repurchase of treasury shares	(4,380)	(7,405)	(41)

Dividends paid/capital repayments	(11)	(79)	(86)

Excess tax benefits related to share-based compensation	0	59	(100)

Other, net	(862)	147	–

Net cash provided by/(used in) financing activities of continuing operations	(8,860)	(13,633)	(35)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,637)	843	–

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	25	(114)	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	7,893	(7,307)	–

Cash and due from banks at beginning of period	65,467	51,857	26

Cash and due from banks at end of period	73,360	44,550	65

Supplemental cash flow information (unaudited)

	in		% change

	1Q11	1Q10	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	450	359	25

Cash paid for interest	3,819	5,086	(25)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2010, included in the Credit Suisse Annual Report 2010. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 4Q10 consolidated statements of operations and the 4Q10 consolidated balance sheet and consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a description of accounting standards adopted in 2010, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

ASC Topic 310 – Receivables
In January 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (ASU 2011-01), an update to Topic 310 – Receivables.

The amendment in ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20. ASU 2011-01 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to Topic 310 – Receivables.
The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures are designed to help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses.

The disclosures as of the end of a reporting period were effective for the first interim or annual reporting period ending after December 15, 2010. The disclosures about activity that occurred during a reporting period are effective for the first interim or annual reporting period beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. The Group adopted ASU 2010-20 on December 31, 2010 and provided the disclosures under this ASU that were effective for the first annual reporting period ending after December 15, 2010 in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2010. Disclosures about activity that occurred during the reporting period are provided in 1Q11. For further information, refer to Note 16 – Loans, allowance for loan losses and credit quality.

ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications were effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. For further information, refer to Note 26 – Financial instruments.

Standards to be adopted in future periods
ASC Topic 310 – Receivables
In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (ASU 2011-02), an update to Topic 310 – Receivables. ASU 2011-02 provides guidance in evaluating whether a restructuring constitutes a troubled debt restructuring. In order to meet the requirements for a troubled debt restructuring, a creditor must separately conclude that both the restructuring constitutes a concession and the debtor is experiencing financial difficulties. The amendments clarify the guidance on a creditor’s evaluation of whether it has granted a concession and also clarify the guidance on a creditor’s evaluation of whether a debtor is experiencing financial difficulties. ASU 2011-02 is effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. The adoption of ASU 2011-02 is not expected to have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 is not expected to have any impact on the Group’s financial condition, results of operations or cash flows.

Note 3 Business developments
Acquisitions and divestitures
There were no significant acquisitions or divestitures in 1Q11.
Note 4 Discontinued operations
On December 31, 2008, the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen Asset Management (Aberdeen). The transaction was completed with the final closing on July 1, 2009. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, resulting in a total interest of 23.9%, with subsequent ownership changes reflected in continuing operations. Prior to this transaction, Aberdeen was an unrelated party to the Group. In 1Q10 and 3Q10, Aberdeen issued shares resulting in a reduction of our ownership percentage to 21.0% as of the end of 4Q10. As part of the sale of the traditional investments business, we purchased certain assets in the amount of CHF 114 million in 1Q10 in accordance with contractual obligations and recognized losses of CHF 19 million included in discontinued operations. The remaining balance of the assets purchased in 1Q10 was sold or matured in 1Q11.

The results of operations of the business sold have been reflected in income from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations

	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	0	0	(19)	–	100

Total operating expenses	0	0	0	–	–

Income/(loss) from discontinued operations before taxes	0	0	(19)	–	100

Income tax expense/(benefit)	0	0	0	–	–

Income/(loss) from discontinued operations, net of tax	0	0	(19)	–	100

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and IT. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investments.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
The Group centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes

	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net revenues (CHF million)

Private Banking	2,896	2,914	2,900	(1)	0

Investment Banking	4,929	3,478	5,216	42	(6)

Asset Management	591	617	631	(4)	(6)

Corporate Center	(603)	(49)	214	–	–

Noncontrolling interests without significant economic interest	343	308	52	11	–

Net revenues	8,156	7,268	9,013	12	(10)

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	855	824	892	4	(4)

Investment Banking	1,343	558	1,794	141	(25)

Asset Management	172	180	166	(4)	4

Corporate Center	(745)	(255)	82	192	–

Noncontrolling interests without significant economic interest	341	295	41	16	–

Income from continuing operations before taxes	1,966	1,602	2,975	23	(34)

Total assets

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Total assets (CHF million)

Private Banking	341,581	337,496	345,083	1	(1)

Investment Banking	779,218	803,613	849,187	(3)	(8)

Asset Management	28,275	27,986	29,533	1	(4)

Corporate Center [1]	(138,996)	(143,945)	(159,790)	(3)	(13)

Noncontrolling interests without significant economic interest	6,390	6,855	9,790	(7)	(35)

Total assets	1,016,468	1,032,005	1,073,803	(2)	(5)

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 6 Net interest income
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net interest income (CHF million)

Loans	1,222	1,262	1,346	(3)	(9)

Investment securities	31	26	27	19	15

Trading assets	2,677	2,879	2,954	(7)	(9)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	707	700	552	1	28

Other	815	764	927	7	(12)

Interest and dividend income	5,452	5,631	5,806	(3)	(6)

Deposits	(404)	(407)	(368)	(1)	10

Short-term borrowings	(18)	(14)	(15)	29	20

Trading liabilities	(1,376)	(1,618)	(1,440)	(15)	(4)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(343)	(366)	(351)	(6)	(2)

Long-term debt	(1,470)	(1,452)	(1,617)	1	(9)

Other	(88)	(98)	(68)	(10)	29

Interest expense	(3,699)	(3,955)	(3,859)	(6)	(4)

Net interest income	1,753	1,676	1,947	5	(10)

Note 7 Commissions and fees
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Commissions and fees (CHF million)

Lending business	342	465	266	(26)	29

Investment and portfolio management	1,070	1,121	1,098	(5)	(3)

Other securities business	15	16	21	(6)	(29)

Fiduciary business	1,085	1,137	1,119	(5)	(3)

Underwriting	542	601	538	(10)	1

Brokerage	1,208	973	1,030	24	17

Underwriting and brokerage	1,750	1,574	1,568	11	12

Other services	494	651	454	(24)	9

Commissions and fees	3,671	3,827	3,407	(4)	8

Note 8 Trading revenues
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Trading revenues (CHF million)

Interest rate products	1,063	1,038	2,784	2	(62)

Foreign exchange products	678	509	659	33	3

Equity/index-related products	513	172	462	198	11

Credit products	(475)	(680)	(496)	(30)	(4)

Commodity, emission and energy products	74	192	(66)	(61)	–

Other products	158	84	109	88	45

Trading revenues	2,011	1,315	3,452	53	(42)

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is VaR. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Note 9 Other revenues
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	323	304	17	6	–

Loans held-for-sale	18	(1)	(71)	–	–

Long-lived assets held-for-sale	(1)	(48)	(23)	(98)	(96)

Equity method investments	6	56	66	(89)	(91)

Other investments	249	22	56	–	345

Other	126	117	162	8	(22)

Other revenues	721	450	207	60	248

Note 10 Provision for credit losses
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Provision for credit losses (CHF million)

Provision for loan losses	12	(37)	(24)	–	–

Provision for lending-related and other exposures	(19)	14	(26)	–	(27)

Provision for credit losses	(7)	(23)	(50)	(70)	(86)

Note 11 Compensation and benefits
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	3,503	2,994	3,458	17	1

Social security	322	175	245	84	31

Other [1]	204	202	190	1	7

Compensation and benefits	4,029	3,371	3,893	20	3

1 Includes pension and other post-retirement expense of CHF 134 million, CHF 114 million and CHF 117 million in 1Q11, 4Q10 and 1Q10, respectively.

Note 12 General and administrative expenses
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

General and administrative expenses (CHF million)

Occupancy expenses	264	307	287	(14)	(8)

IT, machinery, etc.	327	339	331	(4)	(1)

Provisions and losses	47	62	80	(24)	(41)

Travel and entertainment	104	121	112	(14)	(7)

Professional services	485	578	457	(16)	6

Amortization and impairment of other intangible assets	7	9	9	(22)	(22)

Other	398	327	399	22	0

General and administrative expenses	1,632	1,743	1,675	(6)	(3)

Note 13 Earnings per share
	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Net income attributable to shareholders (CHF million)

Income from continuing operations	1,139	841	2,074	35	(45)

Income/(loss) from discontinued operations, net of tax	0	0	(19)	–	100

Net income attributable to shareholders	1,139	841	2,055	35	(45)

Preferred securities dividends	–	(95)	–	100	–

Net income attributable to shareholders for basic earnings per share	1,139	746	2,055	53	(45)

Available for common shares	1,074	705	1,954	52	(45)

Available for unvested share-based payment awards	65	41	101	59	(36)

Net income attributable to shareholders for diluted earnings per share	1,139	746	2,055	53	(45)

Available for common shares	1,074	705	1,955	52	(45)

Available for unvested share-based payment awards	65	41	100	59	(35)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,184.4	1,186.5	1,194.4	0	(1)

Dilutive share options and warrants	2.6	6.3	6.4	(59)	(59)

Dilutive share awards	1.2	0.0	1.0	–	20

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,188.2	1,192.8	1,201.8	0	(1)

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	72.1	69.1	61.1	4	18

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	0.91	0.59	1.66	54	(45)

Basic earnings per share from discontinued operations	0.00	0.00	(0.02)	–	100

Basic earnings per share available for common shares	0.91	0.59	1.64	54	(45)

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	0.90	0.59	1.65	53	(45)

Diluted earnings per share from discontinued operations	0.00	0.00	(0.02)	–	100

Diluted earnings per share available for common shares	0.90	0.59	1.63	53	(45)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 44.9 million, 55.6 million and 46.1 million for 1Q11, 4Q10 and 1Q10, respectively.

Note 14 Trading assets and liabilities
	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Trading assets (CHF million)

Debt securities	152,989	154,555	176,966	(1)	(14)

Equity securities [1]	97,037	102,941	91,403	(6)	6

Derivative instruments [2]	43,614	47,744	53,412	(9)	(18)

Other	20,561	19,464	19,123	6	8

Trading assets	314,201	324,704	340,904	(3)	(8)

Trading liabilities (CHF million)

Short positions	86,693	76,094	98,174	14	(12)

Derivative instruments [2]	48,153	57,903	57,977	(17)	(17)

Trading liabilities	134,846	133,997	156,151	1	(14)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	23,349	28,500	35,397	(18)	(34)

Receivables not netted [1]	12,672	14,987	12,218	(15)	4

Total	36,021	43,487	47,615	(17)	(24)

Cash collateral payables (CHF million)

Payables netted against derivative positions	26,972	29,238	34,001	(8)	(21)

Payables not netted [1]	12,794	14,428	14,428	(11)	(11)

Total	39,766	43,666	48,429	(9)	(18)

1 Recorded as cash collateral on derivative instruments in Note 17 - Other assets and other liabilities.

Note 15 Investment securities
end of	1Q11	4Q10	% change

Investment securities (CHF million)

Debt securities held-to-maturity	457	452	1

Securities available-for-sale	6,026	7,945	(24)

Total investment securities	6,483	8,397	(23)

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

1Q11 (CHF million)

Debt securities issued by foreign governments	457	0	0	457

Debt securities held-to-maturity	457	0	0	457

Debt securities issued by the Swiss federal, cantonal or local governmental entities	256	11	1	266

Debt securities issued by foreign governments	4,290	97	2	4,385

Corporate debt securities	872	16	2	886

Collateralized debt obligations	387	12	3	396

Debt securities available-for-sale	5,805	136	8	5,933

Banks, trust and insurance companies	72	10	0	82

Industry and all other	10	1	0	11

Equity securities available-for-sale	82	11	0	93

Securities available-for-sale	5,887	147	8	6,026

4Q10 (CHF million)

Debt securities issued by foreign governments	452	0	0	452

Debt securities held-to-maturity	452	0	0	452

Debt securities issued by the Swiss federal, cantonal or local governmental entities	267	15	0	282

Debt securities issued by foreign governments	5,975	233	2	6,206

Corporate debt securities	969	19	4	984

Collateralized debt obligations	371	13	1	383

Debt securities available-for-sale	7,582	280	7	7,855

Banks, trust and insurance companies	69	10	0	79

Industry and all other	10	1	0	11

Equity securities available-for-sale	79	11	0	90

Securities available-for-sale	7,661	291	7	7,945

Gross unrealized losses on investment securities and the related fair value

	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

1Q11 (CHF million)

Debt securities issued by the Swiss Federal Government	56	1	0	0	56	1

Debt securities issued by foreign governments	127	2	0	0	127	2

Corporate debt securities	64	1	30	1	94	2

Collateralized debt obligation	108	3	0	0	108	3

Debt securities available-for-sale	355	7	30	1	385	8

4Q10 (CHF million)

Debt securities issued by foreign governments	88	2	0	0	88	2

Corporate debt securities	88	1	37	3	125	4

Collateralized debt obligation	64	1	0	0	64	1

Debt securities available-for-sale	240	4	37	3	277	7

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment was recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities

	1Q11		1Q10

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	1,926	1	685	0

Realized gains	27	0	4	0

Realized losses	(22)	0	(10)	0

Amortized cost, fair value and average yield of debt securities

	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

1Q11 (CHF million)

Due within 1 year	457	457	0.01	1,329	1,337	1.86

Due from 1 to 5 years	0	0	–	3,984	4,092	3.21

Due from 5 to 10 years	0	0	–	352	361	2.61

Due after 10 years	0	0	–	140	143	3.92

Total debt securities	457	457	0.01	5,805	5,933	2.88

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments “consumer loans” and “corporate and institutional loans”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking and Investment Banking, that are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default (PD) of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

Loans

	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Loans (CHF million)

Mortgages	85,449	84,625	83,195	1	3

Loans collateralized by securities	26,076	24,552	22,822	6	14

Consumer finance	5,742	5,708	5,388	1	7

Consumer loans	117,267	114,885	111,405	2	5

Real estate	23,846	23,362	25,301	2	(6)

Commercial and industrial loans	55,075	54,673	59,027	1	(7)

Financial institutions	25,146	24,764	29,572	2	(15)

Governments and public institutions	2,182	2,207	4,728	(1)	(54)

Corporate and institutional loans	106,249	105,006	118,628	1	(10)

Gross loans	223,516	219,891	230,033	2	(3)

of which held at amortized cost	203,673	201,339	204,584	1	0

of which held at fair value	19,843	18,552	25,449	7	(22)

Net (unearned income)/deferred expenses	(32)	(32)	(23)	0	39

Allowance for loan losses	(974)	(1,017)	(1,269)	(4)	(23)

Net loans	222,510	218,842	228,741	2	(3)

Gross loans by location (CHF million)

Switzerland	139,993	138,989	138,786	1	1

Foreign	83,523	80,902	91,247	3	(8)

Gross loans	223,516	219,891	230,033	2	(3)

Impaired loan portfolio (CHF million)

Non-performing loans	943	961	1,335	(2)	(29)

Non-interest-earning loans	312	340	399	(8)	(22)

Total non-performing and non-interest-earning loans	1,255	1,301	1,734	(4)	(28)

Restructured loans	41	52	70	(21)	(41)

Potential problem loans	424	510	453	(17)	(6)

Total other impaired loans	465	562	523	(17)	(11)

Gross impaired loans	1,720	1,863	2,257	(8)	(24)

Allowance for loan losses

	1Q11			4Q10	1Q10

	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	279	738	1,017	1,109	1,395

Net movements recognized in statements of operations	12	0	12	(37)	(24)

Gross write-offs	(24)	(37)	(61)	(50)	(128)

Recoveries	6	2	8	15	18

Net write-offs	(18)	(35)	(53)	(35)	(110)

Provisions for interest	1	1	2	3	0

Foreign currency translation impact and other adjustments, net	7	(11)	(4)	(23)	8

Balance at end of period	281	693	974	1,017	1,269

Allowance for loan losses and gross loans held at amortized cost

	1Q11			4Q10			1Q10

	Consumer loans	Corporate and institutional loans	Total	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at end of period	281	693	974	279	738	1,017	1,269

of which individually evaluated for impairment	211	501	712	210	539	749	881

of which collectively evaluated for impairment	70	192	262	69	199	268	388

Gross loans held at amortized cost (CHF million)

Balance at end of period	117,261	86,412	203,673	114,879	86,460	201,339	204,584

of which individually evaluated for impairment	581	909	1,490	634	1,017	1,651	1,897

of which collectively evaluated for impairment	116,680	85,503	202,183	114,245	85,443	199,688	202,687

Loans held at amortized cost - purchases, reclassifications and sales

1Q11	Consumer loans	Corporate and institutional loans	Total

Loans held at amortized cost (CHF million)

Purchases	–	1,102	1,102

Reclassifications to loans held-for-sale	–	370	370

of which subsequently sold	–	370	370

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, price, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Internally developed models are built from statistical data and then subject to a thorough business review before implementation. Relevant quantitative data and qualitative factors relating to the counterparty result in the assignment of a credit rating which measures the counterparty’s risk of default.

Internal ratings are reviewed annually and calibrated to external rating agencies using the historical PD associated with external ratings. Internal rating levels for PD are generally in line with the rating levels of Standard & Poor’s. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or until expiration of any interest concession made.

Reverse repurchase agreements are fully collateralized and in the event of counterparty default the repurchase agreement provides the Group the right to liquidate the collateral held. The Group risk manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. The Group has elected the fair value option for the majority of its reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the following tables.

The following tables present the Group’s recorded investment in loans held at amortized cost by internal counterparty credit ratings that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating

end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

1Q11 (CHF million)

Mortgages	151	1,320	10,487	48,757	23,522	943	31	3	0	235	85,449

Loans collateralized by securities	1	43	329	23,863	1,768	16	0	0	0	56	26,076

Consumer finance	1	13	106	2,289	2,161	527	58	22	294	265	5,736

Consumer loans	153	1,376	10,922	74,909	27,451	1,486	89	25	294	556	117,261

Real estate	22	472	1,894	10,586	9,957	521	0	0	0	71	23,523

Commercial and industrial loans	316	871	1,859	20,809	16,119	2,843	180	185	127	655	43,964

Financial institutions	2,880	1,360	2,559	6,404	2,268	1,505	0	0	0	148	17,124

Governments and public institutions	136	208	258	488	88	103	514	0	0	6	1,801

Corporate and institutional loans	3,354	2,911	6,570	38,287	28,432	4,972	694	185	127	880	86,412

Gross loans held at amortized cost	3,507	4,287	17,492	113,196	55,883	6,458	783	210	421	1,436	203,673

Value of collateral [1]	2,738	3,505	15,602	105,367	47,756	4,063	59	0	8	643	179,741

4Q10 (CHF million)

Mortgages	147	1,267	10,206	48,270	23,499	949	29	3	0	255	84,625

Loans collateralized by securities	1	69	355	22,547	1,495	28	0	0	0	57	24,552

Consumer finance	1	3	114	2,340	2,065	522	51	28	266	312	5,702

Consumer loans	149	1,339	10,675	73,157	27,059	1,499	80	31	266	624	114,879

Real estate	25	278	1,955	9,758	10,496	499	0	0	0	77	23,088

Commercial and industrial loans	351	714	1,926	21,008	16,190	3,085	102	239	162	765	44,542

Financial institutions	2,183	2,742	1,635	7,143	2,047	1,305	0	0	20	106	17,181

Governments and public institutions	119	157	235	464	91	60	517	0	0	6	1,649

Corporate and institutional loans	2,678	3,891	5,751	38,373	28,824	4,949	619	239	182	954	86,460

Gross loans held at amortized cost	2,827	5,230	16,426	111,530	55,883	6,448	699	270	448	1,578	201,339

Value of collateral [1]	2,490	3,792	14,125	103,362	47,813	3,991	76	0	8	740	176,397

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost - aging analysis

	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

1Q11 (CHF million)

Mortgages	85,158	72	15	15	189	291	85,449

Loans collateralized by securities	25,951	91	6	3	25	125	26,076

Consumer finance	5,000	445	84	40	167	736	5,736

Consumer loans	116,109	608	105	58	381	1,152	117,261

Real estate	23,479	5	2	4	33	44	23,523

Commercial and industrial loans	43,263	249	54	59	339	701	43,964

Financial institutions	17,028	71	3	4	18	96	17,124

Governments and public institutions	1,784	17	0	0	0	17	1,801

Corporate and institutional loans	85,554	342	59	67	390	858	86,412

Gross loans held at amortized cost	201,663	950	164	125	771	2,010	203,673

4Q10 (CHF million)

Mortgages	84,305	81	16	18	205	320	84,625

Loans collateralized by securities	24,421	100	10	2	19	131	24,552

Consumer finance	5,032	393	83	28	166	670	5,702

Consumer loans	113,758	574	109	48	390	1,121	114,879

Real estate	23,004	39	0	1	44	84	23,088

Commercial and industrial loans	43,267	736	96	43	400	1,275	44,542

Financial institutions	17,028	125	4	0	24	153	17,181

Governments and public institutions	1,645	3	1	0	0	4	1,649

Corporate and institutional loans	84,944	903	101	44	468	1,516	86,460

Gross loans held at amortized cost	198,702	1,477	210	92	858	2,637	201,339

Impaired loans
The following tables present the Group’s impaired loans by category and further impaired loan details.
Gross impaired loans by category

	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

1Q11 (CHF million)

Mortgages	203	15	218	0	69	69	287

Loans collateralized by securities	35	23	58	0	0	0	58

Consumer finance	232	30	262	0	22	22	284

Consumer loans	470	68	538	0	91	91	629

Real estate	49	8	57	0	15	15	72

Commercial and industrial loans	350	188	538	41	249	290	828

Financial institutions	74	42	116	0	69	69	185

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	473	244	717	41	333	374	1,091

Gross impaired loans	943	312	1,255	41	424	465	1,720

4Q10 (CHF million)

Mortgages	208	22	230	0	74	74	304

Loans collateralized by securities	40	19	59	0	1	1	60

Consumer finance	282	30	312	0	4	4	316

Consumer loans	530	71	601	0	79	79	680

Real estate	55	13	68	0	15	15	83

Commercial and industrial loans	353	207	560	52	339	391	951

Financial institutions	23	43	66	0	77	77	143

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	431	269	700	52	431	483	1,183

Gross impaired loans	961	340	1,301	52	510	562	1,863

Gross impaired loan detail

	1Q11			4Q10

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	256	243	46	270	256	50

Loans collateralized by securities	58	50	46	60	52	50

Consumer finance	267	255	119	304	290	110

Consumer loans	581	548	211	634	598	210

Real estate	66	57	30	80	67	34

Commercial and industrial loans	710	653	375	794	733	407

Financial institutions	127	125	90	137	135	92

Governments and public institutions	6	5	6	6	4	6

Corporate and institutional loans	909	840	501	1,017	939	539

Gross impaired loans with a specific allowance	1,490	1,388	712	1,651	1,537	749

Mortgages	31	31	–	34	34	–

Loans collateralized by securities	1	1	–	0	0	–

Consumer finance	16	16	–	12	12	–

Consumer loans	48	48	–	46	46	–

Real estate	6	6	–	3	3	–

Commercial and industrial loans	118	116	–	157	156	–

Financial institutions	58	57	–	6	6	–

Corporate and institutional loans	182	179	–	166	165	–

Gross impaired loans without specific allowance	230	227	–	212	211	–

Gross impaired loans	1,720	1,615	712	1,863	1,748	749

of which consumer loans	629	596	211	680	644	210

of which corporate and institutional loans	1,091	1,019	501	1,183	1,104	539

Gross impaired loan detail (continued)

in 1Q11	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	263	1	0

Loans collateralized by securities	58	0	0

Consumer finance	297	0	0

Consumer loans	618	1	0

Real estate	67	0	0

Commercial and industrial loans	732	2	2

Financial institutions	187	0	0

Governments and public institutions	6	0	0

Corporate and institutional loans	992	2	2

Gross impaired loans with a specific allowance	1,610	3	2

Mortgages	43	0	0

Loans collateralized by securities	2	0	0

Consumer finance	16	0	0

Consumer loans	61	0	0

Real estate	12	0	0

Commercial and industrial loans	144	0	0

Financial institutions	58	0	0

Corporate and institutional loans	214	0	0

Gross impaired loans without specific allowance	275	0	0

Gross impaired loans	1,885	3	2

of which consumer loans	679	1	0

of which corporate and institutional loans	1,206	2	2

For further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans, refer to Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Note 17 Other assets and other liabilities
	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	12,672	14,987	12,218	(15)	4

Cash collateral on non-derivative transactions	1,769	1,792	1,499	(1)	18

Derivative instruments used for hedging	1,811	2,733	2,743	(34)	(34)

Assets held-for-sale	26,597	26,886	32,652	(1)	(19)

of which loans	25,514	24,925	31,015	2	(18)

of which real estate	1,064	1,946	1,637	(45)	(35)

Assets held for separate accounts	16,001	13,815	14,953	16	7

Interest and fees receivable	5,400	5,158	5,918	5	(9)

Deferred tax assets	8,612	9,417	10,551	(9)	(18)

Prepaid expenses	782	452	830	73	(6)

Failed purchases	1,088	1,279	166	(15)	–

Other	3,384	3,066	3,636	10	(7)

Other assets	78,116	79,585	85,166	(2)	(8)

Other liabilities (CHF million)

Cash collateral on derivative instruments	12,794	14,428	14,428	(11)	(11)

Cash collateral on non-derivative transactions	66	20	21	230	214

Derivative instruments used for hedging	1,017	1,203	1,087	(15)	(6)

Provisions [1]	1,613	1,724	1,629	(6)	(1)

of which off-balance sheet risk	518	552	578	(6)	(10)

Liabilities held for separate accounts	16,001	13,815	14,953	16	7

Interest and fees payable	6,956	6,798	7,136	2	(3)

Current tax liabilities	856	1,137	1,482	(25)	(42)

Deferred tax liabilities	431	412	519	5	(17)

Failed sales	7,548	7,354	9,654	3	(22)

Other	14,940	15,323	14,773	(2)	1

Other liabilities	62,222	62,214	65,682	0	(5)

1 Includes provisions for bridge commitments.

Note 18 Long-term debt
	end of			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Long-term debt (CHF million)

Senior	131,074	130,792	136,546	0	(4)

Subordinated	24,648	23,221	27,112	6	(9)

Non-recourse liabilities from consolidated VIEs	20,155	19,739	21,489	2	(6)

Long-term debt	175,877	173,752	185,147	1	(5)

of which reported at fair value	83,811	83,692	92,615	0	(10)

Note 19 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

1Q11 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	2	(434)	(29)	0	0	(461)

Decrease due to equity method investments	(5)	0	0	0	0	(5)

Reclassification adjustments, included in net income	(14)	5	(11)	27	3	10

Balance at end of period	(50)	(11,899)	77	(3,109)	(30)	(15,011)

4Q10 (CHF million)

Balance at beginning of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

Increase/(decrease)	(3)	(1,294)	(35)	(148)	0	(1,480)

Decrease due to equity method investments	(3)	0	0	0	0	(3)

Reclassification adjustments, included in net income	(10)	0	0	27	3	20

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

1Q10 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	0	219	0	0	0	219

Increase due to equity method investments	7	0	0	0	0	7

Reclassification adjustments, included in net income	0	0	5	16	3	24

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(34)	(8,416)	115	(2,875)	(43)	(11,253)

Note 20 Tax
Effective tax rate

in	1Q11	4Q10	1Q10

Effective tax rate (%)

Effective tax rate	23.7	25.3	28.2

The 1Q11 effective tax rate was mainly impacted by the geographical mix of results. The effective tax rate also reflected a positive impact from the re-measurement of deferred tax assets in the US.
Net deferred tax assets

end of	1Q11	4Q10	Change

Net deferred tax assets (CHF million)

Net operating losses	4,993	5,521	(528)

Temporary differences	3,188	3,484	(296)

Net deferred tax assets	8,181	9,005	(824)

Overall, net deferred tax assets decreased CHF 824 million to CHF 8,181 million as of the end of 1Q11. The reduction in net deferred tax assets primarily related to the impact of current period earnings. The decline also reflected foreign exchange translation losses of CHF 201 million. The split of net deferred tax assets between deferred tax assets related to net operating losses and deferred tax assets on timing differences is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 65 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the UK – 2003; and the US – 1999.

Note 21 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of senior management. For further information on cash and share-based awards and the related fair value assumptions, refer to Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The Group repurchases its own shares in the open market and issues new shares out of available conditional capital to satisfy obligations in connection with share-based compensation.
The following tables show the compensation expense for deferred compensation awards that was recognized in the consolidated statements of operations, the total shares delivered, the estimated unrecognized compensation expenses for deferred compensation awards granted in 1Q11 and prior periods outstanding as of 1Q11 and the remaining requisite service period over which the unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense

in	1Q11	1Q10

Deferred compensation expense (CHF million)

Share-based awards	200	67

Adjustable Performance Plan awards	370	272

Restricted Cash Awards	101	-

Scaled Incentive Share Units	117	164

Incentive Share Units	36	190

Cash Retention Awards	0	152

Partner Asset Facility [1]	53	8

Other cash awards	112	108

Total deferred compensation expense	989	961

Total shares delivered (million)

Total shares delivered	21.1	8.2

1 Compensation expense represents the change in underlying fair value of the indexed assets during the period.

Additional information

end of	1Q11

Estimated unrecognized compensation expense (CHF million)

Share-based awards	1,734

Adjustable Performance Plan awards	1,756

Restricted Cash Awards	332

Scaled Incentive Share Units	645

Incentive Share Units	267

Other cash awards	60

Total	4,794

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.6

Share-based awards
Share-based awards were granted in January 2011 as part of the 2010 deferred compensation. These awards replace other plans introduced in prior years, including Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and the Performance Incentive Plan (PIP). Each share-based award granted entitles the holder of the award to receive one Group share. One quarter of the share awards vest on each of the four anniversaries of the date of grant. The value that is delivered is equal to the Group share price at the time of delivery, as the share-based awards do not contain any leverage component or multiplier effect as contained in earlier awards.

The Group’s share-based awards also include other awards, such as blocked shares and longevity premium awards, which were primarily used in previous years, and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share, subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

As part of the deferred compensation for 2010, the Group awarded a small population of employees in a number of EU countries 50% of the amount they otherwise would have received in unrestricted cash in the form of blocked shares in order to comply with differing European regulatory requirements. The blocked shares vested immediately upon grant, have no future service requirements and were attributed to services performed in 2010. The shares remain blocked for a period of time, which varies from six months to three years, dependent on location, after which they are subject to no restrictions.

Share-based award activities

	1Q11		1Q10

	Number of share- based awards in million	Weighted- average grant-date fair value in CHF	Number of share- based awards in million	Weighted- average grant-date fair value in CHF

Share-based award activities

Balance at beginning of period	17.3	43.86	15.5	45.67

Granted	36.6	42.44	1.3	50.19

Settled	(3.3)	41.22	(2.7)	44.20

Forfeited	(0.1)	46.24	(0.1)	62.93

Balance at end of period	50.5	43.28	14.0	46.69

of which vested	1.3	–	0.8	–

of which unvested	49.2	–	13.2	–

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred, cash-based plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan). The Group continued to grant Adjustable Performance Plan awards as part of deferred compensation for 2010 (2010 Adjustable Performance Plan) and amended and simplified certain features in the 2010 Adjustable Performance Plan.

The 2009 Adjustable Performance Plan awards are subject to a three-year, pro rata vesting schedule. The final value of the Adjustable Performance Plan awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date depending on the financial performance of the specific business areas and the Group return on equity and the value paid out each year for vested awards will reflect these adjustments.

The 2010 Adjustable Performance Plan awards are similar to the 2009 Adjustable Performance Plan awards, except the pro rata vesting will occur over a four-year period and the outstanding 2010 Adjustable Performance Plan awards will be subject to annual adjustments, increasing or decreasing the outstanding balances by a percentage equal to the Group return on equity, unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss unless a negative Group return on equity applies for that year and is greater than the divisional adjustment.

Restricted Cash Award
The cash component of variable compensation is generally free from conditions. However, managing directors in Investment Banking received the cash component of variable compensation in 2010 in the form of a restricted cash award with ratable vesting over a two-year period and other restrictive covenants and provisions. These cash awards were paid in 1Q11 and must be repaid by the employee, either in part or in full, if a claw-back event such as voluntary termination of employment or termination for cause occurs during the vesting period.

Scaled Incentive Share Unit
The SISU plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of 2009 deferred compensation. SISUs are similar to ISUs (refer to Incentive Share Unit below) except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares based on Group return on equity.

Scaled Incentive Share Unit activities

	1Q11	1Q10

Number of awards (million)

Balance at beginning of period	20.4	–

Granted	0.0	21.1

Settled	(5.1)	0.0

Forfeited	(0.1)	(0.1)

Balance at end of period	15.2	21.0

of which vested	0.4	–

of which unvested	14.8	21.0

Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price compared to predefined targets set at grant date.

Incentive Share Unit activities

	1Q11	1Q10

Number of awards (million)

Balance at beginning of period	37.7	41.5

Granted [1]	0.0	6.0

Settled	(22.8)	(8.1)

Forfeited	(0.4)	(0.1)

Balance at end of period	14.5	39.3

of which vested	1.5	3.0

of which unvested	13.0	36.3

1 Includes ISUs granted in January and through out the year.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in 1Q09, were subject to vesting ratably over a two-year period and other conditions, and any unvested CRA had to be repaid if a claw-back event, such as voluntary termination of employment, occurred. These awards were fully vested in January 2011.

Performance Incentive Plan
As part of its annual deferred compensation process for 2004 and 2005, the Group granted PIP units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units, which were long-term retention incentive awards requiring continued employment with the Group, were subject to restrictive covenants and cancellation provisions, and vested evenly over a five-year period. Each PIP unit settled for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets (performance conditions); and ii) Group share price performance compared to predefined targets and relative to peers (market conditions).

The PIP II units were settled in March 2011 in accordance with the terms and conditions of the plan and each outstanding PIP unit did not have a value at settlement. This was due to the Group share price performance being below the minimum predefined target of CHF 47 per PIP II unit.

Performance Incentive Plan activities

	1Q11	1Q10

	PIP II	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	6.2	11.9

Granted	–	0.0	–

Settled	(6.1)	0.0	0.0

Forfeited	–	0.0	(0.2)

Balance at end of period	0.0	6.2	11.7

of which vested	–	5.3	11.7

of which unvested	–	0.9	0.0

Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred compensation in the form of PAF awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

PAF awards, which have a contractual term of eight years, are fully vested. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Other cash awards
Other cash awards consist of voluntary deferred compensation, proprietary trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Note 22 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 525 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2011. As of the end of 1Q11, CHF 157 million of contributions have been made.

Components of total pension costs

	in			% change

	1Q11	4Q10	1Q10	QoQ	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	88	73	76	21	16

Interest costs on benefit obligation	138	150	148	(8)	(7)

Expected return on plan assets	(209)	(199)	(200)	5	4

Amortization of recognized prior service cost	4	4	4	0	0

Amortization of recognized actuarial losses	37	36	27	3	37

Net periodic pension costs	58	64	55	(9)	5

Settlement (gains)/losses	0	1	(2)	(100)	100

Curtailment (gains)/losses	1	0	0	–	–

Special termination benefits	0	2	0	(100)	–

Total pension costs	59	67	53	(12)	11

Note 23 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 1Q11, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was two months.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using forward foreign exchange contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

For further discussion of the fair value of derivatives, refer to Note 26 – Financial instruments.
Fair value of derivative instruments

	Trading			Hedging			[1]

end of 1Q11	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,722.4	4.5	4.1	0.0	0.0	0.0

Swaps	27,860.8	351.2	347.8	74.0	2.0	1.4

Options bought and sold (OTC)	2,799.6	41.9	42.2	0.0	0.0	0.0

Futures	2,894.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,185.0	0.4	0.2	0.0	0.0	0.0

Interest rate products	43,462.2	398.0	394.3	74.0	2.0	1.4

Forwards	2,293.7	33.5	33.8	19.2	0.1	0.3

Swaps	1,104.1	33.4	42.7	0.0	0.0	0.0

Options bought and sold (OTC)	919.0	12.1	12.7	0.0	0.0	0.0

Futures	10.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	8.0	0.1	0.0	0.0	0.0	0.0

Foreign exchange products	4,335.7	79.1	89.2	19.2	0.1	0.3

Forwards	17.5	1.4	1.1	0.0	0.0	0.0

Options bought and sold (OTC)	30.9	0.6	0.8	0.0	0.0	0.0

Futures	0.3	0.0	0.0	0.0	0.0	0.0

Precious metals products	48.7	2.0	1.9	0.0	0.0	0.0

Forwards	5.8	1.1	0.0	0.0	0.0	0.0

Swaps	241.6	5.3	8.0	0.0	0.0	0.0

Options bought and sold (OTC)	292.3	13.8	15.6	0.0	0.0	0.0

Futures	71.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	469.5	18.1	18.7	0.0	0.0	0.0

Equity/index-related products	1,081.0	38.3	42.3	0.0	0.0	0.0

Credit derivatives [2]	2,130.8	47.1	45.0	0.0	0.0	0.0

Forwards	26.7	1.6	1.6	0.0	0.0	0.0

Swaps	84.0	10.1	10.3	0.0	0.0	0.0

Options bought and sold (OTC)	47.5	3.4	2.8	0.0	0.0	0.0

Futures	193.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	138.6	5.9	6.0	0.0	0.0	0.0

Other products [3]	490.5	21.0	20.7	0.0	0.0	0.0

Total derivative instruments	51,548.9	585.5	593.4	93.2	2.1	1.7

The notional amount for derivative instruments (trading and hedging) was CHF 51,642.1 billion as of March 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	Trading			Hedging			[1]

end of 4Q10	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,103.8	429.2	422.3	70.0	2.5	1.7

Options bought and sold (OTC)	2,420.3	44.9	46.1	0.0	0.0	0.0

Futures	2,769.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,732.8	480.9	474.6	70.0	2.5	1.7

Forwards	2,062.4	35.2	37.9	19.4	0.4	0.1

Swaps	1,059.0	35.0	45.8	0.0	0.0	0.0

Options bought and sold (OTC)	796.9	14.4	15.1	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,937.4	84.7	98.9	19.4	0.4	0.1

Forwards	15.9	1.7	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	25.4	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	41.8	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.7	4.2	7.5	0.0	0.0	0.0

Options bought and sold (OTC)	268.2	15.0	16.2	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	389.5	17.0	18.0	0.0	0.0	0.0

Equity/index-related products	955.5	37.3	41.8	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,188.4	678.9	689.4	89.4	2.9	1.8

The notional amount for derivative instruments (trading and hedging) was CHF 46,277.8 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)

	1Q11		4Q10

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	587.6	595.1	681.8	691.2

Counterparty netting [1]	(518.9)	(518.9)	(602.9)	(602.9)

Cash collateral netting [1]	(23.3)	(27.0)	(28.5)	(29.2)

Replacement values (trading and hedging) after netting agreements	45.4	49.2	50.4	59.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	43.6	48.2	47.7	57.9

of which recorded in other assets (PRV) and other liabilities (NRV)	1.8	1.0	2.7	1.2

1 Netting was based on legally enforceable netting agreements.

Fair value hedges

in	1Q11	4Q10	1Q10

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	(261)	(715)	317

Foreign exchange products	(11)	(2)	18

Total	(272)	(717)	335

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	259	748	(323)

Foreign exchange products	11	3	(18)

Total	270	751	(341)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(2)	34	(6)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges

in	1Q11		4Q10		1Q10

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	(3)		1		7

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	17	[1]	14	[1]	0

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 4 million.
Net investment hedges

in	1Q11		4Q10	1Q10

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0		0	4

Foreign exchange products	45		469	(21)

Total	45		469	(17)

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	(3)	[1]	0	3	[1]

Total	(3)		0	3

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. Instead of separately disclosing gains and losses of these derivative instruments by type of contracts, the Group elected to provide alternative disclosures as offered under US GAAP. For these alternative disclosures, refer to Note 8 – Trading revenues.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit risk-related contingent features.

Contingent credit risk

end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

1Q11 (CHF billion)

Current net exposure	11.0	2.1	0.7	13.8

Collateral posted	10.0	2.1	–	12.1

Additional collateral required in a one-notch downgrade event	0.1	1.9	0.4	2.4

Additional collateral required in a two-notch downgrade event	0.3	3.3	0.5	4.1

4Q10 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	–	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. They are generally privately negotiated OTC contracts, with numerous settlement and payment terms, and most are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and non-investment grade and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These instruments can be formed as single items (single-named instruments) or combined on a portfolio basis (multi-named instruments). The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit-risk-related events. The Group believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Group’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Group is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.

To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of credit protection sold.

The Group also considers estimated recoveries that they would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

The Group purchases its protection from banks and broker dealers, other financial institutions and other counterparties.
Fair value of credit protection sold
The fair values of the credit protection sold also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased

end of 1Q11	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF million)

Investment grade [2]	(471,780)	452,528		(19,252)	50,414	3,444

Non-investment grade	(198,781)	174,150		(24,631)	15,840	(1,344)

Total single-name instruments	(670,561)	626,678		(43,883)	66,254	2,100

of which sovereigns	(123,496)	121,920		(1,576)	9,885	(1,831)

of which non-sovereigns	(547,065)	504,758		(42,307)	56,369	3,931

Multi-name instruments (CHF million)

Investment grade [2]	(284,916)	258,817		(26,099)	20,449	(6,556)

Non-investment grade	(66,706)	61,947		(4,759)	15,178	1,413

Total multi-name instruments	(351,622)	320,764		(30,858)	35,627	(5,143)

of which sovereigns	(20,809)	19,821		(988)	991	(542)

of which non-sovereigns	(330,813)	300,943		(29,870)	34,636	(4,601)

end of 4Q10

Single-name instruments (CHF million)

Investment grade [2]	(467,460)	450,139	(17,321)	49,008	975

Non-investment grade	(195,340)	169,173	(26,167)	17,161	(2,208)

Total single-name instruments	(662,800)	619,312	(43,488)	66,169	(1,233)

of which sovereigns	(115,191)	113,546	(1,645)	10,305	(2,390)

of which non-sovereigns	(547,609)	505,766	(41,843)	55,864	1,157

Multi-name instruments (CHF million)

Investment grade [2]	(238,372)	215,052	(23,320)	14,480	(4,765)

Non-investment grade	(60,283)	55,884	(4,399)	16,112	(1,088)

Total multi-name instruments	(298,655)	270,936	(27,719)	30,592	(5,853)

of which sovereigns	(15,425)	14,589	(836)	643	(636)

of which non-sovereigns	(283,230)	256,347	(26,883)	29,949	(5,217)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

1Q11 (CHF million)

Single-name instruments	96,436	459,229	114,896	670,561

Multi-name instruments	26,775	245,536	79,311	351,622

Total	123,211	704,765	194,207	1,022,183

4Q10 (CHF million)

Single-name instruments	90,718	468,223	103,859	662,800

Multi-name instruments	27,257	227,007	44,391	298,655

Total	117,975	695,230	148,250	961,455

Note 24 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

1Q11 (CHF million)

Credit guarantees and similar instruments	1,976	3,744	5,720	5,435		481	3,022

Performance guarantees and similar instruments	8,493	3,450	11,943	10,719		72	4,236

Securities lending indemnifications	18,426	0	18,426	18,426		0	18,426

Derivatives [2]	36,671	26,335	63,006	63,006		1,881	–	[3]

Other guarantees	3,923	1,038	4,961	4,902		6	2,598

Total guarantees	69,489	34,567	104,056	102,488		2,440	28,282

4Q10 (CHF million)

Credit guarantees and similar instruments	3,413	3,995	7,408	6,922		512	4,357

Performance guarantees and similar instruments	8,076	4,030	12,106	10,840		100	4,317

Securities lending indemnifications	18,254	0	18,254	18,254		0	18,254

Derivatives [2]	35,804	29,839	65,643	65,643		2,246	–	[3]

Other guarantees	4,349	1,109	5,458	5,387		8	2,622

Total guarantees	69,896	38,973	108,869	107,046		2,866	29,550

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has not included such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the fair value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee scheme for the period July 1, 2010 to June 30, 2011 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on mortgages
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to March 31, 2011 by counterparty and the outstanding repurchase claims and related provisions as of the end of 1Q11 and 4Q10.

Residential mortgage loans sold

Residential mortgage loans sold from January 1, 2004 to March 31, 2011 (USD billion)

GSEs	8.2

Private investors [1]	21.7

Non-agency securitizations	128.5	[2]

Total	158.4

1 Primarily banks. 2 The outstanding balance of residential mortgage loans as of the end of 1Q11 was USD 35.0 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 1Q11 is attributable to borrower payments of USD 79.7 billion and losses of USD 13.8 billion due to loan defaults.

Residential mortgage loans sold - repurchase claims and provisions

end of	1Q11	4Q10

Outstanding repurchase claims (USD million)

GSEs	50	39

Private investors [1]	454	434

Total	504	473

Provisions related to repurchase claims (USD million)

Total provisions [2]	40	29

1 Primarily banks. 2 Substantially all related to GSEs.

The Group had no outstanding repurchase claims relating to non-agency securitizations as of the end of 1Q11 and 4Q10. Representations and warranties in non-agency securitizations are more limited in scope than those relating to GSE securitizations, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties in non-agency securitizations. The Group is involved in litigation relating to its non-agency securitization activities.

The following table presents the repurchase losses incurred in 1Q11, 4Q10 and 1Q10.
Losses from repurchase of residential mortgage loans sold

in	1Q11	4Q10	1Q10

Losses from repurchase of residential mortgage loans (USD million)

Net losses [1]	3	6	6

1 Primarily related to GSEs.

Repurchase claims may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

1Q11 (CHF million)

Irrevocable commitments under documentary credits	4,495	27	4,522		4,242		1,780

Loan commitments	158,104	59,696	217,800	[2]	212,169		139,433

Forward reverse repurchase agreements	46,958	0	46,958		46,958		46,958

Other commitments	2,066	2,886	4,952		4,952		25

Total other commitments	211,623	62,609	274,232		268,321		188,196

4Q10 (CHF million)

Irrevocable commitments under documentary credits	4,500	51	4,551		4,162		1,883

Loan commitments	153,759	55,794	209,553	[2]	202,999		142,425

Forward reverse repurchase agreements	51,968	0	51,968		51,968		51,968

Other commitments	1,375	2,485	3,860		3,860		55

Total other commitments	211,602	58,330	269,932		262,989		196,331

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 136,646 million and CHF 136,533 million of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 1Q11 and 4Q10, respectively.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls and puts on shares and other equity instruments.

The Group has redeemable noncontrolling interests in its consolidated Brazilian subsidiary Credit Suisse Hedging-Griffo Investimentos S.A. The minority investors have the right to put their interest at a value that is based on a formula relating to the subsidiary's performance. The put is exercisable December 31, 2011 and, if exercised, would give the Group full control and ownership in the first quarter of 2012. The Group currently estimates the redemption value of the put to be BRL 1,000 million (CHF 562 million). The Group has elected to accrete the value of the payment over 2011, and the accrued portion is included in the balance of the redeemable noncontrolling interest. In addition, Credit Suisse has a call option to acquire the noncontrolling interests.

Note 25 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue CDOs. The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a material impact on the Group’s financial condition, result of operations or cash flow.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q11 and 1Q10 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement as of the end of 1Q11 and 1Q10, regardless of when the securitization occurred.

Securitizations

in	1Q11	1Q10

Gains and cash flows (CHF million)

CMBS
Net gain [1]	0	13

Proceeds from transfer of assets	0	426

Servicing fees	0	0

Cash received on interests that continue to be held	33	29

RMBS
Net gain [1]	14	41

Proceeds from transfer of assets	6,928	12,005

Servicing fees	1	1

Cash received on interests that continue to be held	107	111

ABS [2]
Net gain [1]	0	0

Proceeds from transfer of assets	0	0

Purchases of previously transferred financial assets or its underlying collateral	0	0

Cash received on interests that continue to be held	2	2

CDO
Net gain [1]	2	1

Proceeds from transfer of assets	176	1,345

Purchases of previously transferred financial assets or its underlying collateral [3]	(66)	(440)

Cash received on interests that continue to be held	1	62

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans. 3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q11 and 1Q10 transfers (which were not securitizations) treated as sales, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 1Q11 and 1Q10, regardless of when the transfer of assets occurred.

Other asset-backed financing activities

in	1Q11	1Q10

Gains and cash flows (CHF million)

Net gain [1]	0	10

Proceeds from transfer of assets [2]	43	77

Purchases of previously transferred financial assets or its underlying collateral	(13)	(182)

Servicing fees	1	0

Cash received on interests that continue to be held	126	239

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q11 and 4Q10, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

end of	1Q11		4Q10

CHF million

CMBS
Principal amount outstanding	43,746	[2]	45,129	[2]

Total assets of SPE	63,596		65,667

RMBS
Principal amount outstanding	80,726	[2]	79,077	[2]

Total assets of SPE	85,322		85,556

ABS
Principal amount outstanding	3,991		4,171

Total assets of SPE	3,991		4,171

CDO
Principal amount outstanding	25,881		29,275	[2]

Total assets of SPE	25,881		29,279

Other asset-backed financing activities
Principal amount outstanding	10,394		10,770	[2]

Total assets of SPE	10,394		10,770

1 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 26 – Financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer	RMBS

CHF million, except where indicated

Fair value of beneficial interests	749

of which level 2	728

of which level 3	21

Weighted-average life, in years	6.3

Prepayment speed assumption (rate per annum), in % [1]	9.4-22.5

Cash flow discount rate (rate per annum), in % [2]	0.5-71.2

Expected credit losses (rate per annum), in %	0.0-71.0

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q11 and 4Q10.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 1Q11	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	638		2,387	29	276		2,259

of which non-investment grade	0		1,223	29	33		2,217

Weighted-average life, in years	1.8		6.4	10.3	1.6		4.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-42.4	0.1.-13.8	–		–

Impact on fair value from 10% adverse change	–		(48.2)	(0.5)	–		–

Impact on fair value from 20% adverse change	–		(97.1)	(1.1)	–		–

Cash flow discount rate (rate per annum), in % [4]	1.9-49.8		0.6-52.5	7.0-47.0	1.7-46.5		0.8-7.8

Impact on fair value from 10% adverse change	(13.0)		(76.7)	(1.6)	(1.5)		(4.0)

Impact on fair value from 20% adverse change	(25.3)		(146.1)	(3.0)	(3.0)		(8.0)

Expected credit losses (rate per annum), in %	1.3-49.3		0.3-50.0	3.0-46.3	0.5-45.6		7.7-11.5

Impact on fair value from 10% adverse change	(8.5)		(52.4)	(1.3)	(0.8)		(4.0)

Impact on fair value from 20% adverse change	(16.7)		(100.0)	(2.4)	(1.5)		(8.2)

end of 4Q10	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	412		1,694	22	262		2,440

of which non-investment grade	25		1,070	22	35		2,397

Weighted-average life, in years	3.4		6.9	11.4	1.8		3.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.2-35.8	0-4.1	–		–

Impact on fair value from 10% adverse change	–		(38.8)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(78.1)	(0.3)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.2-40.3		2.2-52.5	7.5-28.0	0.7-29.2		0.8-7.8

Impact on fair value from 10% adverse change	(13.7)		(61.8)	(1.0)	(1.3)		(4.6)

Impact on fair value from 20% adverse change	(26.6)		(117.6)	(1.8)	(2.6)		(9.3)

Expected credit losses (rate per annum), in %	1.8-40.2		1.5-49.9	3.6-24.9	0.8-27.6		6.6-13.3

Impact on fair value from 10% adverse change	(9.8)		(48.2)	(0.6)	(0.8)		(4.1)

Impact on fair value from 20% adverse change	(19.2)		(92.1)	(1.2)	(1.5)		(8.4)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q11 and 4Q10. For information on assets pledged or assigned, refer to Note 27 – Assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	1Q11	4Q10

CHF million

CMBS
Other assets	648	602

Liability to SPE, included in Other liabilities	(648)	(602)

RMBS
Other assets	0	58

Liability to SPE, included in Other liabilities	0	(58)

ABS
Trading assets	94	19

Other assets	1,529	1,341

Liability to SPE, included in Other liabilities	(1,623)	(1,360)

CDO
Trading assets	208	203

Other assets	215	171

Liability to SPE, included in Other liabilities	(423)	(374)

Other asset-backed financing activities
Trading assets	1,328	1,381

Other assets	0	29

Liability to SPE, included in Other liabilities	(1,328)	(1,410)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 26 – Financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are provided to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

The Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The overall average maturity of the conduit’s outstanding CP was approximately 20 days and 12 days as of 1Q11 and 4Q10, respectively. As of 1Q11 and 4Q10, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 1Q11 and 4Q10, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.1 years and 3.5 years as of 1Q11 and 4Q10, respectively.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

The Group repositioned certain of its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. As a result of the issuance of new guidance, certain consolidated entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q11 and 4Q10.
Consolidated VIEs in which the Group was the primary beneficiary

			Financial intermediation

end of 1Q11	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,144	24	0	209	104	29	1,510

Trading assets	1,957	1,086	32	3,638	535	1,221	8,469

Investment securities	0	55	0	0	0	0	55

Other investments	0	0	0	44	1,945	493	2,482

Net loans	0	3,389	0	0	49	1,021	4,459

Premises and equipment	0	0	0	0	38	42	80

Loans held-for-sale	8,132	0	8,028	0	9	0	16,169

Other assets	52	1,295	0	36	1,061	136	2,580

Total assets of consolidated VIEs	11,285	5,849	8,060	3,927	3,741	2,942	35,804

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	29	29

Trading liabilities	26	0	0	150	0	7	183

Short-term borrowings	16	4,701	0	15	0	1	4,733

Long-term debt	10,345	23	8,929	559	201	98	20,155

Other liabilities	43	1	0	3	206	525	778

Total liabilities of consolidated VIEs	10,430	4,725	8,929	727	407	660	25,878

Consolidated VIEs in which the Group was the primary beneficiary

			Financial intermediation

end of 4Q10	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	39	33	72

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,278	420	4,100

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,892	3,508	35,942

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	322	327	840

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	543	627	25,154

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

In December 2009, the FASB issued ASU 2009-17, which changed how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated, but which did not require retrospective application.

Non-consolidated VIEs

		Financial intermediation

end of 1Q11	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,064	2,852	1,002	2,553	11,597

Net loans	0	140	1,689	6,747	2,059	10,635

Other assets	0	0	39	12	51	102

Total variable interest assets	126	5,204	4,580	7,761	4,663	22,334

Maximum exposure to loss (CHF million)

Maximum exposure to loss	430	8,975	4,766	8,250	5,069	27,490

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	12,298	109,323	61,100	29,628	15,968	228,317

		Financial intermediation

end of 4Q10	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	2,426	645	2,905	9,953

Net loans	332	145	1,634	6,520	2,031	10,662

Other assets	0	0	80	0	32	112

Total variable interest assets	462	3,992	4,140	7,165	4,968	20,727

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	4,270	7,936	5,370	25,896

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	66,068	31,006	15,778	238,367

Note 26 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

The Group regularly monitors the credit risk portfolio by counterparties, industry, country and products to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Group is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.

From an industry point of view, the combined credit exposure of the Group is diversified. A large portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, or relates to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis

end of 1Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	115,286	1,182	0		116,468

Debt	365	4,820	0	0		5,185

of which corporates	0	4,679	0	0		4,679

Equity	31,835	13	0	0		31,848

Securities received as collateral	32,200	4,833	0	0		37,033

Debt	77,045	65,157	10,787	0		152,989

of which foreign governments	59,228	10,119	367	0		69,714

of which corporates	162	38,514	3,623	0		42,299

of which RMBS	17,253	7,395	3,213	0		27,861

of which CMBS	0	3,321	1,951	0		5,272

of which CDO	0	5,427	1,082	0		6,509

Equity	84,895	11,411	731	0		97,037

Derivatives	5,390	571,151	8,956	(541,883)		43,614

of which interest rate products	1,325	394,699	1,970	–		–

of which foreign exchange products	1	77,975	1,079	–		–

of which equity/index-related products	2,772	33,055	2,435	–		–

of which credit derivatives	0	44,396	2,706	–		–

Other	8,208	10,487	1,866	0		20,561

Trading assets	175,538	658,206	22,340	(541,883)		314,201

Debt	4,362	1,449	122	0		5,933

of which foreign governments	4,096	272	17	0		4,385

of which corporates	0	835	51	0		886

of which CDO	0	341	55	0		396

Equity	4	89	0	0		93

Investment securities	4,366	1,538	122	0		6,026

Private equity	0	0	4,577	0		4,577

of which equity funds	0	0	3,444	0		3,444

Hedge funds	0	363	242	0		605

of which debt funds	0	151	157	0		308

Other equity investments	830	684	4,569	0		6,083

of which private	0	623	4,561	0		5,184

Life finance instruments	0	0	1,768	0		1,768

Other investments	830	1,047	11,156	0		13,033

Loans	0	14,576	5,267	0		19,843

of which commercial and industrial loans	0	7,671	3,445	0		11,116

of which financial institutions	0	6,224	1,797	0		8,021

Other intangible assets (mortgage servicing rights)	0	0	58	0		58

Other assets	6,068	23,404	10,023	(279)		39,216

of which loans held-for-sale	0	14,385	9,711	0		24,096

Total assets at fair value	219,002	818,890	50,148	(542,162)		545,878

Less other investments - equity at fair value attributable to noncontrolling interests	(712)	(728)	(4,362)	0		(5,802)

Less assets consolidated under ASU 2009-17 [2]	0	(11,171)	(8,576)	0		(19,747)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under Basel II	218,290	806,991	37,210	(542,162)		520,329

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 1Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,443	0	0		4,443

Customer deposits	0	3,607	0	0		3,607

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	111,083	302	0		111,385

Debt	365	4,820	0	0		5,185

of which corporates	0	4,679	0	0		4,679

Equity	31,835	13	0	0		31,848

Obligations to return securities received as collateral	32,200	4,833	0	0		37,033

Debt	50,717	12,552	35	0		63,304

of which foreign governments	50,484	1,236	0	0		51,720

of which corporates	0	10,310	35	0		10,345

Equity	22,247	1,125	17	0		23,389

Derivatives	5,172	578,697	9,477	(545,193)		48,153

of which interest rate products	1,321	391,642	1,304	–		–

of which foreign exchange products	1	86,165	3,054	–		–

of which equity/index-related products	2,616	36,668	3,013	–		–

of which credit derivatives	0	43,317	1,648	–		–

Trading liabilities	78,136	592,374	9,529	(545,193)		134,846

Short-term borrowings	0	4,737	101	0		4,838

Long-term debt	444	66,195	17,172	0		83,811

of which treasury debt over two years	0	18,374	0	0		18,374

of which structured notes over two years	0	21,010	9,480	0		30,490

of which non-recourse liabilities	444	12,257	7,264	0		19,965

Other liabilities	0	28,989	3,598	(592)		31,995

of which failed sales	0	4,477	1,762	0		6,239

Total liabilities at fair value	110,780	816,261	30,702	(545,785)		411,958

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Securities received as collateral	36,319	5,828	0	0		42,147

Debt	84,937	58,605	11,013	0		154,555

of which foreign governments	67,775	8,100	373	0		76,248

of which corporates	196	34,722	3,803	0		38,721

of which RMBS	16,233	6,937	3,264	0		26,434

of which CMBS	0	2,226	1,861	0		4,087

of which CDO	0	5,764	1,135	0		6,899

Equity	91,376	10,943	622	0		102,941

Derivatives	7,004	663,116	8,719	(631,095)		47,744

of which interest rate products	3,217	475,596	2,072	–		–

of which foreign exchange products	1	83,857	843	–		–

of which equity/index-related products	3,002	31,967	2,300	–		–

of which credit derivatives	0	46,824	2,725	–		–

Other	7,229	10,217	2,018	0		19,464

Trading assets	190,546	742,881	22,372	(631,095)		324,704

Debt	6,186	1,590	79	0		7,855

of which foreign governments	5,904	284	18	0		6,206

of which corporates	0	984	0	0		984

of which CDO	0	321	62	0		383

Equity	4	86	0	0		90

Investment securities	6,190	1,676	79	0		7,945

Private equity	0	0	4,609	0		4,609

of which equity funds	0	0	3,516	0		3,516

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	631	807	4,723	0		6,161

of which private	8	614	4,719	0		5,341

Life finance instruments	0	0	1,844	0		1,844

Other investments	631	1,382	11,435	0		13,448

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,526	9,253	(195)		39,470

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	239,572	924,296	50,660	(631,290)		583,238

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(4,518)	0		(5,910)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under Basel II	239,050	911,771	38,987	(631,290)		558,518

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,444	0	0		3,444

Customer deposits	0	3,537	0	0		3,537

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Obligations to return securities received as collateral	36,319	5,828	0	0		42,147

Debt	44,635	11,356	65	0		56,056

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,432	65	0		9,503

Equity	19,580	404	28	0		20,012

Derivatives	6,817	673,437	9,107	(631,432)		57,929

of which interest rate products	2,980	470,284	1,341	–		–

of which foreign exchange products	16	95,916	2,941	–		–

of which equity/index-related products	2,971	35,897	2,940	–		–

of which credit derivatives	0	45,343	1,256	–		–

Trading liabilities	71,032	685,197	9,200	(631,432)		133,997

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	66,493	16,797	0		83,692

of which treasury debt over two years	0	19,500	0	0		19,500

of which structured notes over two years	0	20,162	9,488	0		29,650

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	26,047	3,734	(596)		29,185

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	916,921	30,361	(632,028)		423,007

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Transfers between level 1 and level 2 during 1Q11 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3

								Trading revenues			Other revenues

1Q11	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(10)	0	0	58	(26)	0		(6)	0		0	(31)	1,182

Debt	11,013	676	(540)	3,135	(3,597)	0	(1)	79		315	0		0	(293)	10,787

of which corporates	3,803	137	(148)	949	(1,055)	0	(1)	46		16	0		0	(124)	3,623

of which RMBS	3,264	329	(194)	1,226	(1,545)	0	0	19		186	0		0	(72)	3,213

of which CMBS	1,861	43	(69)	484	(350)	0	0	4		25	0		0	(47)	1,951

of which CDO	1,135	143	(113)	150	(302)	0	0	10		85	0		0	(26)	1,082

Equity	622	120	(136)	314	(298)	0	0	38		55	0		34	(18)	731

Derivatives	8,719	776	(481)	0	0	382	(577)	(40)		389	0		0	(212)	8,956

of which interest rate products	2,072	37	(68)	0	0	156	(57)	(14)		(107)	0		0	(49)	1,970

of which equity/index-related products	2,300	58	(64)	0	0	136	(39)	16		90	0		0	(62)	2,435

of which credit derivatives	2,725	516	(338)	0	0	50	(335)	(36)		185	0		0	(61)	2,706

Other	2,018	83	(117)	438	(525)	4	(6)	1		14	0		0	(44)	1,866

Trading assets	22,372	1,655	(1,274)	3,887	(4,420)	386	(584)	78		773	0		34	(567)	22,340

Investment securities	79	0	0	51	(6)	0	0	0		0	0		0	(2)	122

Equity	9,591	1	(54)	451	(734)	0	0	0		38	0		297	(202)	9,388

Life finance instruments	1,844	0	0	12	(50)	0	0	0		5	0		0	(43)	1,768

Other investments	11,435	1	(54)	463	(784)	0	0	0		43	0		297	(245)	11,156

Loans	6,258	186	(972)	364	(233)	347	(665)	17		113	0		0	(148)	5,267

of which commercial and industrial loans	3,558	186	(572)	305	(154)	333	(49)	0		(69)	0		0	(93)	3,445

of which financial institutions	2,195	0	(138)	57	(37)	14	(424)	(1)		178	0		0	(47)	1,797

Other intangible assets	66	0	0	0	0	0	0	0		0	0		(7)	(1)	58

Other assets	9,253	1,678	(1,589)	1,675	(953)	111	(359)	124		330	0		(1)	(246)	10,023

of which loans held-for-sale	8,932	1,677	(1,585)	1,653	(948)	111	(349)	124		331	0		0	(235)	9,711

Total assets at fair value	50,660	3,520	(3,899)	6,440	(6,396)	902	(1,634)	219		1,253	0		323	(1,240)	50,148

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	0	0	0	0	(212)	0		13	0		0	(6)	302

Trading liabilities	9,200	742	(393)	98	(146)	240	(585)	3		595	0		0	(225)	9,529

of which interest rate derivatives	1,341	27	(23)	0	0	106	(8)	1		(109)	0		0	(31)	1,304

of which foreign exchange derivatives	2,941	188	(30)	0	0	0	(181)	(1)		208	0		0	(71)	3,054

of which equity/index-related derivatives	2,940	74	(125)	0	0	37	(135)	13		286	0		0	(77)	3,013

of which credit derivatives	1,256	420	(167)	0	0	30	(109)	(10)		263	0		0	(35)	1,648

Short-term borrowings	123	3	(9)	0	0	71	(85)	0		2	0		0	(4)	101

Long-term debt	16,797	2,042	(1,537)	0	0	953	(1,425)	126		640	0		0	(424)	17,172

of which structured notes over two years	9,488	519	(371)	0	0	36	(359)	15		389	0		0	(237)	9,480

of which non-recourse liabilities	6,825	1,390	(1,126)	0	0	826	(869)	110		286	0		0	(178)	7,264

Other liabilities	3,734	20	(166)	78	(124)	22	(51)	(32)		126	0		80	(89)	3,598

of which failed sales	1,849	17	(143)	44	(116)	22	0	(12)		150	0		0	(49)	1,762

Total liabilities at fair value	30,361	2,807	(2,105)	176	(270)	1,286	(2,358)	97		1,376	0		80	(748)	30,702

Net assets/liabilities at fair value	20,299	713	(1,794)	6,264	(6,126)	(384)	724	122		(123)	0		243	(492)	19,446

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3

						Trading revenues			Other revenues

1Q10	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	0		0		(15)	0		0	32	1,531

Debt	11,980	705	(640)	(1,603)		72		254	0		0	268	11,036

of which corporates	4,816	203	(87)	(881)		54		(147)	0		0	126	4,084

of which RMBS	3,626	324	(149)	(1,200)		3		226	0		0	80	2,910

of which CMBS	2,461	25	(126)	(589)		12		(43)	0		0	48	1,788

of which CDO	559	143	(278)	1,020		2		219	0		0	6	1,671

Equity	488	0	(82)	118		2		19	0		0	7	552

Derivatives	11,192	192	(657)	(453)		(23)		(62)	0		0	235	10,424

of which interest rate products	1,529	53	(30)	203		31		171	0		0	30	1,987

of which equity/index-related products	3,298	16	(140)	(422)		38		36	0		0	71	2,897

of which credit derivatives	4,339	171	(401)	(252)		(98)		(443)	0		0	92	3,408

Other	2,310	211	(157)	(142)		24		168	0		(9)	49	2,454

Trading assets	25,970	1,108	(1,536)	(2,080)		75		379	0		(9)	559	24,466

Investment securities	86	2	0	(61)		0		4	0		0	(5)	26

Equity	12,205	132	(229)	(40)		0		3	24		146	222	12,463

Life finance instruments	2,048	0	0	9		0		37	0		0	43	2,137

Other investments	14,253	132	(229)	(31)		0		40	24		146	265	14,600

Loans	11,079	565	(218)	(999)		8		36	0		9	241	10,721

of which commercial and industrial loans	8,346	171	(97)	(1,335)		7		(27)	0		9	181	7,255

of which financial institutions	2,454	0	(18)	221		1		64	0		0	53	2,775

Other intangible assets	30	0	0	84		0		0	0		(8)	1	107

Other assets	6,744	655	(553)	9,326		27		363	0		14	75	16,651

of which loans held-for-sale	6,220	645	(531)	9,444		27		421	0		12	66	16,304

Total assets at fair value	59,676	2,462	(2,536)	6,239		110		807	24		152	1,168	68,102

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	(212)		0		0	0		0	6	0

Trading liabilities	11,951	362	(923)	(1,645)		231		302	0		0	253	10,531

of which interest rate derivatives	1,786	52	(30)	(84)		(10)		96	0		0	38	1,848

of which foreign exchange derivatives	2,936	54	(3)	(1,005)		(2)		168	0		0	65	2,213

of which equity/index-related derivatives	3,635	66	(236)	(149)		202		121	0		0	75	3,714

of which credit derivatives	1,996	189	(387)	(304)		17		(159)	0		0	45	1,397

Short-term borrowings	164	0	(12)	19		0		50	0		0	3	224

Long-term debt	16,646	581	(1,630)	7,587		(58)		652	0		0	292	24,070

of which structured notes over two years	14,781	560	(1,497)	(853)		(55)		(117)	0		0	312	13,131

of which non-recourse liabilities	0	1	0	9,653		0		590	0		0	(65)	10,179

Other liabilities	3,995	76	(18)	593		(2)		(98)	0		47	76	4,669

of which failed sales	1,932	69	(1)	731		0		(52)	0		0	37	2,716

Total liabilities at fair value	32,962	1,019	(2,583)	6,342		171		906	0		47	630	39,494

Net assets/liabilities at fair value	26,714	1,443	47	(103)		(61)		(99)	24		105	538	28,608

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

	1Q11				1Q10

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(1)	243	242	[1]	(160)	129	(31)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(744)	234	(510)		808	110	918

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 1Q11 were CHF 3,520 million, primarily from trading assets and loans held-for-sale. The transfers were related to trading and SPE consolidated positions within the RMBS (including non-agency) and alternative investments businesses, primarily due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q11 were CHF 3,899 million, primarily in loans held-for-sale, loans and trading assets. The transfers out of level 3 assets in loans held-for-sale were mainly related to SPE consolidated positions within the alternative investments business due to improved observability of pricing data. The transfers out of level 3 assets in trading assets were related to RMBS due to greater pricing information from external providers. The transfers out of level 3 assets in loans were related to emerging markets business, as sovereign-guaranteed loans are now price-tested against the sovereign guarantor.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Nonrecurring fair value changes

end of	1Q11	4Q10

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.6	0.6

of which level 2	0.1	0.1

of which level 3	0.5	0.5

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, foreign exchange commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include Single Premium Immediate Annuity, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs however; central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

	1Q11			4Q10

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	91	182	(91)	105	187	(82)

Non-interest-earning loans	617	2,045	(1,428)	653	2,087	(1,434)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	116,468	115,909	559	136,906	135,939	967

Loans	19,843	20,071	(228)	18,552	18,677	(125)

Other assets [1]	25,183	35,568	(10,385)	25,078	36,195	(11,117)

Due to banks and customer deposits	(615)	(622)	7	(410)	(420)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(111,385)	(111,289)	(96)	(123,697)	(123,562)	(135)

Short-term borrowings	(4,838)	(4,796)	(42)	(3,308)	(3,262)	(46)

Long-term debt	(83,811)	(89,886)	6,075	(83,692)	(90,271)	6,579

Other liabilities	(6,240)	(7,657)	1,417	(5,734)	(7,569)	1,835

1 Primarily loans held-for-sale.

Gains and losses on financial instruments

	1Q11		1Q10

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	208	[1]	287	[1]

Other trading assets	(5)	[2]	97	[2]

Other investments	144	[2]	13	[2]

of which related to credit risk	0		6

Loans	845	[2]	383	[2]

of which related to credit risk	126		397

Other assets	1,744	[2]	1,530	[2]

of which related to credit risk	219		594

Due to banks and customer deposits	(6)	[1]	(2)	[1]

of which related to credit risk	(1)		0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	53	[2]	31	[2]

Short-term borrowings	(55)	[2]	(7)	[1]

of which related to credit risk [4]	0		(1)

Long-term debt	(3,216)	[2]	(953)	[1]

of which related to credit risk [4]	(395)		75

Other liabilities	(307)	[2]	44	[3]

of which related to credit risk	(62)		(109)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF (309) million and CHF 106 million in 1Q11 and 1Q10, respectively.

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions

end of 1Q11	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		8		8	0

Equity funds	28		6,191	[1]	6,219	0

Equity funds sold short	0		(183)		(183)	0

Total funds held in trading assets and liabilities	28		6,016		6,044	0

Debt funds	47		261		308	219

Equity funds	6		115		121	0

Others	4		172		176	0

Hedge funds	57		548	[2]	605	219

Debt funds	16		0		16	19

Equity funds	3,444		0		3,444	953

Real estate funds	324		0		324	215

Others	793		0		793	221

Private equities	4,577		0		4,577	1,408

Equity method investments	1,237		0		1,237	0

Total funds held in other investments	5,871		548		6,419	1,627

Total fair value	5,899	[3]	6,564	[4]	12,463	1,627	[5]

1 54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 17% is redeemable on a quarterly basis with a notice period primarily of more than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 55% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on demand with a notice period of less than 30 days and 14% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 3 Includes CHF 2,352 million attributable to noncontrolling interests. 4 Includes CHF 90 million attributable to noncontrolling interests. 5 Includes CHF 573 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)

end of 4Q10	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		29		29	0

Equity funds	37		6,340	[1]	6,377	0

Equity funds sold short	0		(109)		(109)	0

Total funds held in trading assets and liabilities	37		6,260		6,297	0

Debt funds	20		330		350	234

Equity funds	8		219		227	0

Others	5		252		257	0

Hedge funds	33		801	[2]	834	234

Debt funds	12		0		12	19

Equity funds	3,516		0		3,516	1,054

Real estate funds	322		0		322	223

Others	759		0		759	213

Private equities	4,609		0		4,609	1,509

Equity method investments	1,183		0		1,183	0

Total funds held in other investments	5,825		801		6,626	1,743

Total fair value	5,862	[3]	7,061	[4]	12,923	1,743	[5]

1 47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 22% is redeemable on demand with a notice period of less than 30 days and 17% is redeemable on a monthly basis with a notice period primarily of more than 30 days. 3 Includes CHF 2,399 million attributable to noncontrolling interests. 4 Includes CHF 95 million attributable to noncontrolling interests. 5 Includes CHF 641 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and estimated fair values of financial instruments

	1Q11		4Q10

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204,491	204,491	220,443	220,443

Securities received as collateral	37,033	37,033	42,147	42,147

Trading assets	314,201	314,201	324,704	324,704

Investment securities	6,483	6,483	8,397	8,397

Loans	222,510	224,623	218,842	221,937

Other financial assets [1]	206,167	206,215	189,973	190,011

Financial liabilities (CHF million)

Due to banks and deposits	334,408	334,403	325,057	325,051

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	141,078	141,078	168,394	168,394

Obligation to return securities received as collateral	37,033	37,033	42,147	42,147

Trading liabilities	134,846	134,846	133,997	133,997

Short-term borrowings	23,023	23,023	21,683	21,683

Long-term debt	175,877	175,519	173,752	172,698

Other financial liabilities [2]	126,484	126,484	123,549	123,549

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 27 Assets pledged or assigned
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Assets pledged or assigned

end of	1Q11	4Q10

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	165,931	169,702

of which assets provided with the right to sell or repledge	112,031	112,246

Fair value of collateral received with the right to sell or repledge	344,629	356,970

of which sold or repledged	301,186	307,894

Note 28 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 1Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,018	3,240		5,258	44	150		5,452

Interest expense	(1,264)	(2,397)		(3,661)	(42)	4		(3,699)

Net interest income	754	843		1,597	2	154		1,753

Commissions and fees	1,106	2,292		3,398	2	271		3,671

Trading revenues	753	1,292		2,045	0	(34)		2,011

Other revenues	486	247		733	1,123	(1,135)		721

Net revenues	3,099	4,674		7,773	1,127	(744)		8,156

Provision for credit losses	1	(20)		(19)	0	12		(7)

Compensation and benefits	1,186	2,726		3,912	25	92		4,029

General and administrative expenses	443	1,159		1,602	(42)	72		1,632

Commission expenses	72	420		492	0	44		536

Total other operating expenses	515	1,579		2,094	(42)	116		2,168

Total operating expenses	1,701	4,305		6,006	(17)	208		6,197

Income/(loss) from continuing operations before taxes	1,397	389		1,786	1,144	(964)		1,966

Income tax expense	352	97		449	5	11		465

Income/(loss) from continuing operations	1,045	292		1,337	1,139	(975)		1,501

Net income/(loss)	1,045	292		1,337	1,139	(975)		1,501

Net income/(loss) attributable to noncontrolling interests	370	25		395	0	(33)		362

Net income/(loss) attributable to shareholders	675	267		942	1,139	(942)		1,139

of which from continuing operations	675	267		942	1,139	(942)		1,139

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 1Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,304	3,326		5,630	58	118		5,806

Interest expense	(1,305)	(2,500)		(3,805)	(57)	3		(3,859)

Net interest income	999	826		1,825	1	121		1,947

Commissions and fees	980	2,178		3,158	2	247		3,407

Trading revenues	632	2,755		3,387	0	65		3,452

Other revenues	127	34		161	2,002	(1,956)		207

Net revenues	2,738	5,793		8,531	2,005	(1,523)		9,013

Provision for credit losses	9	(69)		(60)	0	10		(50)

Compensation and benefits	1,196	2,600		3,796	21	76		3,893

General and administrative expenses	437	1,239		1,676	(72)	71		1,675

Commission expenses	78	402		480	0	40		520

Total other operating expenses	515	1,641		2,156	(72)	111		2,195

Total operating expenses	1,711	4,241		5,952	(51)	187		6,088

Income/(loss) from continuing operations before taxes	1,018	1,621		2,639	2,056	(1,720)		2,975

Income tax expense	373	423		796	1	42		839

Income/(loss) from continuing operations	645	1,198		1,843	2,055	(1,762)		2,136

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	645	1,179		1,824	2,055	(1,762)		2,117

Net income/(loss) attributable to noncontrolling interests	53	46		99	0	(37)		62

Net income/(loss) attributable to shareholders	592	1,133		1,725	2,055	(1,725)		2,055

of which from continuing operations	592	1,152		1,744	2,055	(1,725)		2,074

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 1Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,651	67,816		73,467	16	(123)		73,360

Interest-bearing deposits with banks	84	4,681		4,765	0	(3,328)		1,437

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	122,391	81,849		204,240	0	251		204,491

Securities received as collateral	41,862	(4,891)		36,971	0	62		37,033

Trading assets	95,472	215,192		310,664	0	3,537		314,201

Investment securities	0	4,459		4,459	0	2,024		6,483

Other investments	8,906	6,846		15,752	33,946	(33,532)		16,166

Net loans	28,463	173,796		202,259	6,740	13,511		222,510

Premises and equipment	982	5,197		6,179	0	490		6,669

Goodwill	581	6,717		7,298	0	1,135		8,433

Other intangible assets	104	182		286	0	8		294

Brokerage receivables	17,385	29,886		47,271	0	4		47,275

Other assets	20,102	57,648		77,750	194	172		78,116

Total assets	341,983	649,378		991,361	40,896	(15,789)		1,016,468

Liabilities and equity (CHF million)

Due to banks	335	51,005		51,340	4,641	(14,868)		41,113

Customer deposits	0	269,316		269,316	0	23,979		293,295

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	112,227	28,851		141,078	0	0		141,078

Obligation to return securities received as collateral	41,862	(4,891)		36,971	0	62		37,033

Trading liabilities	31,356	103,432		134,788	0	58		134,846

Short-term borrowings	29,502	(8,610)		20,892	0	2,131		23,023

Long-term debt	49,249	123,631		172,880	2,024	973		175,877

Brokerage payables	41,715	23,117		64,832	0	(139)		64,693

Other liabilities	11,120	50,203		61,323	174	725		62,222

Total liabilities	317,366	636,054		953,420	6,839	12,921		973,180

Total shareholders' equity	18,406	8,775		27,181	34,057	(27,181)		34,057

Noncontrolling interests	6,211	4,549		10,760	0	(1,529)		9,231

Total equity	24,617	13,324		37,941	34,057	(28,710)		43,288

Total liabilities and equity	341,983	649,378		991,361	40,896	(15,789)		1,016,468

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,133	59,898		65,031	18	418		65,467

Interest-bearing deposits with banks	85	4,372		4,457	0	(2,933)		1,524

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,338	88,370		220,708	0	(265)		220,443

Securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading assets	101,913	219,343		321,256	0	3,448		324,704

Investment securities	0	6,331		6,331	0	2,066		8,397

Other investments	7,878	8,177		16,055	34,611	(34,184)		16,482

Net loans	31,243	169,505		200,748	6,733	11,361		218,842

Premises and equipment	1,003	5,217		6,220	0	505		6,725

Goodwill	595	6,855		7,450	0	1,135		8,585

Other intangible assets	89	215		304	0	8		312

Brokerage receivables	15,745	23,028		38,773	0	(4)		38,769

Other assets	13,414	65,891		79,305	266	14		79,585

Assets of discontinued operations held-for-sale	0	23		23	0	0		23

Total assets	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

Liabilities and equity (CHF million)

Due to banks	120	47,555		47,675	6,210	(16,392)		37,493

Customer deposits	0	263,767		263,767	0	23,797		287,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,189	48,205		168,394	0	0		168,394

Obligation to return securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading liabilities	28,589	105,348		133,937	0	60		133,997

Short-term borrowings	38,717	(19,201)		19,516	0	2,167		21,683

Long-term debt	41,984	129,156		171,140	1,989	623		173,752

Brokerage payables	44,791	17,071		61,862	0	(116)		61,746

Other liabilities	11,139	50,067		61,206	147	861		62,214

Total liabilities	330,780	638,817		969,597	8,346	11,047		988,990

Total shareholders' equity	18,183	9,600		27,783	33,282	(27,783)		33,282

Noncontrolling interests	5,724	5,657		11,381	0	(1,648)		9,733

Total equity	23,907	15,257		39,164	33,282	(29,431)		43,015

Total liabilities and equity	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

1 Includes eliminations and consolidation adjustments.

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when reasonably possible losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors.

In 1Q11, the Group recorded net litigation provisions of CHF 60 million, primarily in the Investment Banking segment. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Investor information
Investor information

Investor information
Share data

	in / end of

	1Q11	2010		2009	2008

Share price (common shares, CHF)

Average	41.60	45.97		45.65	48.87

Minimum	37.90	37.04		22.48	24.90

Maximum	44.99	56.40		60.40	66.95

End of period	39.03	37.67		51.20	28.50

Share price (American Depositary Shares, USD)

Average	44.15	44.16		42.61	45.48

Minimum	40.90	36.54		19.04	19.01

Maximum	47.63	54.57		59.84	59.76

End of period	42.58	40.41		49.16	28.26

Market capitalization

Market capitalization (CHF million)	46,876	44,683		60,691	33,762

Market capitalization (USD million)	51,139	47,933		58,273	33,478

Dividend per share (CHF)

Dividend per share paid	–	1.30	[1]	2.00	0.10

1 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of May 9, 2011	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Stable

List of abbreviations
A

ABS	Asset-Backed Securities

ADS	American Depositary Shares

AMF	Asset Management Finance

AOCI	Accumulated Other Comprehensive Income

ASC	Accounting Standards Codification

ASU	Accounting Standards Update

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

bp	basis point

BRL	Brazilian Real

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

CRA	Cash Retention Awards

D

DVA	Debit Valuation Adjustment

E

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FNMA	Federal National Mortgage Association

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

GSE	Government-Sponsored Enterprise

I

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

M

M&A	Mergers and Acquisitions

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

O

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PIP	Performance Incentive Plan

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QoQ	Quarter on Quarter

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-Weighted Asset

S

SEC	US Securities and Exchange Commission

SEI	Significant Economic Interest

SISU	Scaled Incentive Share Unit

SNB	Swiss National Bank

SPE	Special Purpose Entity

T

TRS	Total Return Swap

U

UK	United Kingdom

UHNW	Ultra-High-Net-Worth

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Foreign currency translation rates

	End of			Average in

	1Q11	4Q10	1Q10	1Q11	4Q10	1Q10

1 USD / 1 CHF	0.91	0.94	1.05	0.93	0.98	1.05

1 EUR / 1 CHF	1.30	1.25	1.42	1.28	1.32	1.46

1 GBP / 1 CHF	1.47	1.45	1.60	1.49	1.54	1.65

100 JPY / 1 CHF	1.10	1.15	1.13	1.14	1.19	1.15

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery in the US or other developed countries in 2011 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional Information – Risk Factors.

Financial calendar and information sources
Financial calendar and information sources

Financial calendar

Second quarter 2011 results	Thursday, July 28, 2011

Third quarter 2011 results	Tuesday, November 1, 2011

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Annual Report
The Annual Report is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and an in-depth review of our operating and financial results.

Company Profile
For insights about the activities of each of the Group’s divisions, regions and other shared services functions, refer to the Company Profile. The Business Review, a summary of the Group’s financial performance during the year, is included in the publication.

Corporate Responsibility Report and Chronicle
For a detailed presentation on how the Group addresses its diverse social and environmental responsibilities when conducting its business activities, refer to the Corporate Responsibility Report. This publication is complemented by an online Chronicle that adds a multimedia dimension by providing a selection of reports, videos and picture galleries that focus on our international projects and initiatives. www.credit-suisse.com/chronicle

Photography: Alberto Venzago
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520124 English